[redacted]

08003569

DIA BRAS exploration

SUPPL

Via FedEx

June 30, 2008

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between June 1 to 30, 2008.

If you have any questions please do not hesitate to contact me.

Sincerely,

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM JUNE 1 TO JUNE 30, 2008

Date of Filing	Name of Form
June 5, 2008(1)	News release – English – No. 14 – 2008
June 5, 2008(1)	News release – English – No. 15 – 2008
June 12, 2008(1)	MD&A – French – March 31, 2008
June 12, 2008(1)	Interim Financial Statements – French – March 31, 2008
June 16, 2008(1)	Technical Report – Cusi project – June 16, 2008 - Geostat
June 18, 2008(1)	News release – French – No. 16 – 2008
June 18, 2008(1)	News release – English – No. 16 – 2008
June 26, 2008(1)	News release – English – No. 17 – 2008

044995/00000 TORDOCS 37533v1

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 14 - 2008

Dia Bras Reports 2008 First Quarter Results

Montréal, Québec - June 3, 2008- Dia Bras Exploration Inc. (TSX-V: DIB) is pleased to report results for the three months period ended March 31, 2008. The full version of the management's discussion and analysis and the financial statements can be viewed on the Company's web site at www.diabras.com or on SEDAR at www.sedar.com.

FIRST QUARTER 2008 HIGHLIGHTS

» Sales of approximately \$6.6 million at Bolivar Mine property from pilot mining, a 16% increase compared with \$5.7 million in the corresponding period of 2007;

» Operating cash costs per dry metric tonne of US\$95.56 (see Non-GAAP measured (1) (2) (3)), representing 21% decrease from US\$121.97 for the same period last year;

» 6,172 metres of drilling at Bolivar and 6,476 in Cusi, for a combined total of 12,645 metres of drilling was completed during the quarter, on target to reach 40,000 - 45,000 metres of drilling in 2008. This ongoing program is focusing on expanding and upgrading current resources at Bolivar and increasing the first resources at Cusi.

» Option to acquire 100% of the La Engañosa property in the Jalisco State of Mexico, which has an historical resource (non-NI43-101 compliant) of 1 million tonnes at an average grade of 1.2% Cu and 51 g/t Ag - with potential to hold a copper-silver ore body amenable to easy open pit mining;

» Resources

  o Dia Bras announced an updated resource at Bolivar: total of 945,400 tonnes at 2.72% CuEq in the Measured and Indicated categories and more than 4.0 Mt at 1.84% CuEq in the Inferred category, all at a 2.5% CuEq cut-off for the upper skarn and 1% CuEq cut-off for the lower skarn (see press release March 3, 2008). We continue extensive drilling on the property and on-going results are very encouraging. The Company is confident the 2008 exploration program will further increase the size of resource in advance of a feasibility study in late 2008 or early 2009.

  o In April, the Company received its first NI43-101 compliant Mineral Resource for Santa Edwiges and Promontorio sectors of the Cusi silver district: 2.12 million oz AgEq in the Measured and Indicated categories and 14.6 million oz AgEq in the Inferred category (see press release May 1, 2008). The 15,000 metres on-going program is directed at increasing the first resource of the Santa Edwiges and Promontorio structures as well as defining new mineralized structures previously untested.

During the quarter ended March 31, 2008, the Company realized a net income of \$780,010 (\$0.01 per share) compared with a net loss of \$1,423,231 (\$0.01 per share) in 2007.

This net income is due to the increased market price of copper during the period for which the Company recorded a gain on the variation of commodity market prices of \$1,373,705 related to final settlement billings and unsettled shipment provision change in value during the quarter. For the same period in 2007, since commodity prices had gone down, the Company recorded a loss of \$1,282,415.

Administrative expenses totalled \$606,879 compared with \$517,252 in 2007. This increase is mostly explained by additional costs incurred with respect to the restructuring of management during the period as other administrative and corporate expenses were in fact reduced.

Refer to previous press release of May 15, 2008 for the results from its Bolivar pilot-mining program for its first Quarter 2008.

First quarter production value amounted US$6.9 million (see Non-GAAP measured [1][2][3]), a 32.69% increase over last year's corresponding period value of US$5.2 million. The increase in production value compared to Q1-2007 is mostly attributable to higher copper grades, the strong performance of copper market prices and increased mill throughput. Increased production value from higher zinc grades compared to last year period was offset by the decrease in zinc market prices during the quarter.

First quarter direct operating cash margin from pilot mining activities at the Bolivar Mine Property (Bolivar III & IV) amounted to approximately $3.8 million compared with $1.5 million in 2007.

Capital expenditures in 2008 amounted to $0.3 million and consisted of mill machinery and mining equipment. In 2007 capital expenditures were $2.8 million including $2.7 million in machinery and equipment. Other mining asset expenses amounted to approximately $8.3 million, compared with $7.0 million in the same period of 2007. This increase is due to important purchases of spare parts for the mill, chemicals, fuel and explosives in the first quarter of 2008.

Currently, the Company has the necessary equipment to accomplish its 2008 exploration program along with the expected mining and development activities on both Cusi and Bolivar projects. Other capital expenditures in 2008 will be limited to plant optimization, environmental capital expenditure investment at Malpaso and the purchase of the Malpaso land for total expenditures of approximately $1 million.

Property payments in the first quarter amounted to approximately $259,550 ($43,150 in 2007), including $64,789, $85,089 and $85,076, respectively, for the newly acquired La Engañosa, Bolivar and La Chaparrita (Bolivar Project) properties.

As at March 31, 2008, the Company's working capital amounted to $5,369,001, including $3,737,076 in cash and cash equivalents, compared with $6,137,120 as at December 31, 2007, including $6,700,016 in cash and cash equivalents.

Management is encouraged by the positive results coming from our exploration programs and mines development. Daniel Tellechea, President and CEO states, *"Over the past months, the ongoing work at Bolivar and Cusi properties yielded positive results and we anticipate that these improvements will progress in the coming quarters. We focused on increasing our resources base, improving our cost per unit, and improving productivity and efficiency at the Malpaso mill. Our outlook for the Bolivar pilot mining for 2008 looks favourable as the copper price remains high and we expect that the Cusi pilot mining of silver and lead should provide additional cash flow by the second half of the current year."*

---

(1) Non-GAAP measures: The Company reports net smelter production value and direct operating cash margin (FOB Malpaso mill) are non-GAAP measures to indicate the approximate value of the year's sales, and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(2) Net smelter production value is calculated using quarterly average current metal prices which may be different from final prices

(3) Before amortization

April-May 2008 Preliminary Information

Pilot mining program at Bolivar

The Company is also pleased to report production results for the first two months of the second quarter, especially for May. The table below summarizes these results:

Month	Tonnes Milled	% Copper	% Zinc
April, 2008	8,903	2.16	10.22
May, 2008	15,049	2.06	10.18

The Company is confident that it will meet its 2008 production forecast.

Pilot mining program at Cusi

Moreover, after concluding extensive metallurgical testing at the Santa Edwiges mine of the Cusi project, the Company plans to mill 3,000 tonnes per month for the remainder of 2008 with average grades of 300 g/t Ag and 6-8% Pb+Zn. The Company milled 1,730 tonnes of rock from Santa Edwiges during April as part of the metallurgical testing. The separate zinc and lead-silver concentrates will be sold to MRI under contracts that have just been entered into after prolonged negotiations. First shipments of zinc and lead-silver concentrates are in transit to the shipping port.

Annual General Meeting of Shareholders
The Company invites you to attend its Annual General Meeting of Shareholders to be held at the Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montréal, Québec, at 10:00 a.m. (local time) on June 4, 2008. The Company will present a review of the past year, its first quarter 2008 results and will also provide an update on its operations and development projects. The presentation will also be available on Dia Bras' Website, www.diabras.com.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and La Engañosa copper-silver in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea	Nathalie Dion
President & CEO	Investor Relations
Dia Bras Exploration	Dia Bras Exploration
(514) 393-8875 ext. 241	(514) 393-8875 ext. 241

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

DIA BRAS exploration

For Immediate Release
TSX Venture Exchange - DIB
No. 15- 2008

Dia Bras Announces High Grade Silver and Gold Drill Intercepts from its Drilling Program at its Cusi Project

Montréal, Québec - June 4, 2008- Dia Bras Exploration Inc. (TSX-V: DIB) is pleased to report on its on-going drilling program at the Cusi silver district. Individual assays from the holes are shown in the tables at the end of this release.

The objectives of the on-going drilling program at Cusi are to upgrade the resources in the Santa Edwiges and Promontorio sectors, as well as targeting individual structural corridors identified during the mapping program of 2007.

To support the resource evaluation and to complement the surface drilling program,Dia Bras initiated an underground drilling program similar to the Bolivar ongoing underground program. This program has the objective to follow up mineralized zones exposed at the Santa Edwiges and Promontorio structures from the surface drilling. The results of all the drilling performed until March 31, 2008 at Cusi were included in the resource calculation and can be found on Dia Bras website. Since April 2008, more than 2882 metres of surface (2142m) and underground (740m) drilling have been completed.

One hole drilled before April with spectacular results, hole DC08M23 was not included in the resource estimates of March due to the complex structural pattern.

SANTA EDWIGES - SAN ANTONIO - SAN MARINA SECTOR

The underground drilling has allowed Dia Bras to delineate high-grade ore shoots along the Santa Rosa zone and along the Santa Marina trend.

In this area, high grade silver and gold mineralization is associated with zinc and lead mineralization. The best intersection was observed in hole DC08M023, which intersected **1345 g/t Ag, 14.05 g/t Au, 1.10% Zn, 1.60% Pb and 0.1% Cu, over a core length of 1.0 metre** (true width estimated at 0.85 metre). Other high grade intersections include **1235 g/t Ag, 0.34 g/t Au, 1.40% Zn, 9.20% Pb and 0.20% Cu, over 1.0 metre core length** (0.75 metre true width); **400 g/t Ag, 1.3 g/t Au** and only a trace of sulphides over 1.5 metre core length (1.0 metre estimated true width) in hole DC08M27; and **43 g/t Ag, 4.67 g/t Au, 0.7% Zn, 0.8% Pb** and **0.1% Cu over 1.5 m** core length (1.1 m true width) in hole DC08M26.

A very rich sulfide zone was also encountered in the same area in hole DC08M25, which intersected **853 g/t Ag, 0.11 g/t Au, 16.6% Zn, 25.4% Pb and 0.2% Cu** over a core length of 0.9 metres (true width of 0.75 metre) and in hole DC08M29, which intersected **130 g/t Ag, 0.37 g/t Au, 6.70% Zn, 11.8% Pb and 0.1% Cu** over a core length of **3.0 metres** (2.73 metres true width).

As previously reported, the Santa Edwiges - San Antonio - San Marina sector consists of multiple fracture-filled quartz-carbonate veins containing high sulphide contents that are typical of the middle portion (Pb-Zn) of a zoned, low-sulphidation epithermal vein. This middle portion of the vein transitions upwards to the precious metal (Au, Ag) portion of the vein.

Surface drilling resulted in the Promontorio sector reveals **503 g/t Ag, 0.1 g/t Au**, with a trace of sulphide over a core length of 1.5 metres (estimated true width of 0.8 metre).

2008 Drill Program
The following table shows the distribution of drilling for 2008.

Area	Metres Drilled					
	January	February	March	April	May	Total
Santa Edwiges	422	792	795	497	243	
Underground	422	792	795	497	243	2753.0
Promontorio	920	789	126			1,835.0
Santa Edwiges	601	394	0			995.0
Santa Marina	176.5	520.5	373.5	495	561	2,126.5
Minerva	0	40	524	603	483	1,653.0
Total Surface	1,697.5	1,743.5	10,26.5	1,098	1,044	6,609.5
Grand total	**2,119.5**	**2,535.5**	**1,821.5**	**1,595**	**1,287**	**9,362.5**

Method of analysis
Half split diamond drill core samples sent for analysis were prepared by ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Ag by AA on 50 g split sample at the ALS Chemex Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at ALS Chemex, Vancouver.

Quality control
The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in Roscoe Postle Associates' 43-101 report of December 2006 on Cusi.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras
Dia Bras is a Canadian exploration mining Company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

François Auclair
Vice-President, Exploration
Dia Bras Exploration
(514) 393-8875 ext. 243

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

Recent underground drilling results from the Santa Edwiges Sector:

Hole	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC08M023	Edwiges	12.0	19.5	7.5	0.0	69	0.1	0.6	1.3	6.36
		85.5	87.0	1.5	1.1	124	0.0	1.7	1.0	1.27
		120.1	121.1	1.0	14.1	1345	0.1	1.6	1.1	0.85
		155.4	159.1	3.7	0.4	269	0.2	4.3	4.9	3.1
DC08M024	Edwiges	10.5	12.0	1.5	0.1	74	0.1	1.4	3.9	1.3
		84.0	85.5	1.5	0.4	128	0.0	0.5	0.3	1.3
DC08M025	Edwiges	12.0	16.5	4.5	0.1	157	0.1	0.8	1.1	3.5
		23.7	24.6	0.9	0.1	853	0.2	25.4	16.6	.7
		131.1	133.1	2.0	1.4	67	0.1	2.2	0.8	1.6
DC08M026	Edwiges	121.5	123.0	1.5	0.0	33	0.0	5.6	0.1	1.2
		130.5	132.0	1.5	4.7	43	0.1	0.8	0.7	1.2
DC08M027	Edwiges	30.4	31.4	1.0	0.3	1235	0.2	9.2	1.4	.7
		175.5	177.0	1.5	1.3	400	0.0	0.0	0.0	1.1
DC08M028	Edwiges	76.6	78.0	1.4	0.2	59	0.0	1.1	1.2	1.0
DC08M029	Edwiges	51.0	52.5	1.5	0.0	14	0.0	0.1	2.2	1.1
		74.4	78.0	3.6	0.9	385	0.1	6.1	3.3	2.5
		123.0	126.0	3.0	0.4	130	0.1	11.8	6.7	2.1
DC08M030	Edwiges	75.0	78.5	3.5	0.3	138	0.1	1.8	0.6	1.8
		132.0	136.4	4.4	0.4	159	0.1	2.1	2.0	3.8
DC08M031	Edwiges	28.0	30.0	2.0	0.1	279	0.1	0.2	0.2	1.4
DC08M032	Edwiges	75.0	76.5	1.5	0.1	31	0.0	0.9	2.2	1.1
	in process									
DC08M033	Edwiges	10.0	12.0	2.0	0.0	84	0.0	0.1	0.3	1.4
		27.0	36.0	9.0	0.0	63	0.1	1.1	0.3	6.4
	in process									
DC08M034	Edwiges	25.8	26.5	0.8	0.1	410	0.6	10.7	16.0	0.5
		66.0	68.0	2.0	0.0	11	0.0	0.4	1.3	1.5
	in process									

Recent drilling results from the Santa Edwiges - San Marina Sector

Hole	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC08B173	125.0	126.5	1.5	0.1	503	0.0	0.3	0.1	0.8
	197.0	198.5	1.5	0.1	83	0.0	0.2	0.7	0.8
DC08B174		no mineralisation							
DC08B175	273.7	275.0	1.3	0.1	12	0.1	0.9	0.9	0.7
	290.0	291.5	1.5	0.1	3	0.0	0.7	0.9	1.1
	372.8	373.9	1.1	0.0	11	0.0	2.2	1.9	0.8
DC08B176		no mineralisation							
DC08B177		no mineralisation							
DC08B178	323.2	325.5	2.3	0.1	19	0.1	1.5	0.8	1.2
	330.5	331.5	1.0	1.6	69	0.1	0.7	0.6	0.5
	353.5	354.5	1.0	0.2	4	0.0	0.8	1.6	0.5
	373.0	374.0	1.0	0.0	2	0.0	0.3	2.1	0.5
	407.0	408.0	1.0	0.1	20	0.0	2.7	0.9	0.5

File No. 82-34990

EXPLORATION DIA BRAS INC.

(UNE SOCIÉTÉ AU STADE DE L'EXPLORATION)

RAPPORT DE GESTION

POUR LA PÉRIODE DE TROIS MOIS TERMINÉE LE 31 MARS 2008

Rapport de gestion

Le 30 mai 2008

Le présent rapport constitue un supplément aux états financiers consolidés intermédiaires non vérifiés et aux notes afférentes d'Exploration Dia Bras inc. (« Dia Bras » ou la « Société ») pour la période de trois mois terminée le 31 mars 2008 et est conforme au règlement 51-102A des autorités canadiennes en valeurs mobilières, en matière d'information continue pour les émetteurs assujettis. Conséquemment, il devrait être lu parallèlement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la Société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois. Sauf indication contraire, toutes les valeurs monétaires divulguées dans ce rapport de gestion sont présentées en dollars canadiens. Des informations additionnelles relatives à la Société sont également disponibles sur SEDAR à www.sedar.com.

Divulgation d'informations prospectives

Le rapport de gestion contient des énoncés prospectifs qui reflètent, à la date du rapport de gestion, les attentes, estimations et projections de la Société quant à ses opérations, à l'industrie minière en général et à l'environnement économique dans lequel elle évolue. Tout en étant raisonnables, ces énoncés comportent un certain élément de risque et d'incertitude de sorte qu'il n'y a aucune garantie qu'ils seront réalisés. Par conséquent, les résultats réels peuvent varier de façon importante de ceux mentionnés ou prévus dans ces énoncés prospectifs, et le lecteur ne devrait pas leur accorder une confiance exagérée.

Avis aux lecteurs

Jusqu'à ce qu'il soit établi que les propriétés contiennent des réserves ou des ressources minérales qui peuvent être exploitées de façon économique, elles seront présentées comme propriétés minières. La rentabilité économique de ces propriétés minières n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents est tributaire de la découverte de réserves et de ressources pouvant être exploitées de façon rentable, de la confirmation des intérêts de la Société dans les claims miniers sous-jacents, de l'obtention des permis requis, de la capacité de la Société d'obtenir le financement nécessaire au développement et à la construction d'usines de traitement ainsi que de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la Société.

Vue d'ensemble et affaires de la Société

Le siège social de la Société est à Montréal, au Canada. La Société concentre ses activités sur l'exploration et la mise en valeur de propriétés de cuivre-zinc ainsi que de plomb-argent et zinc sur un territoire de 17 850 hectares dans les États de Chihuahua et Jalisco, au Mexique. Bolivar et Cusi se trouvent dans les montagnes de la Sierra Madre occidentale dans le nord-ouest du Mexique et à distance de transport routier de l'usine Malpaso. L'usine de Malpaso peut traiter jusqu'à 850 tonnes par jour (« tpj ») avec un potentiel de 1350 tpj. En plus de Bolivar et Cusi, la Société a une option d'achat sur la propriété La Engañosa dans l'État de Jalisco.

Faits saillants du premier trimestre 2008

- Mise à jour des ressources à Bolivar : un total de 945 400 tonnes titrant 2,72 % Cu équivalent dans les catégories des ressources mesurées et indiquées et plus de 4 millions de tonnes titrant 1,84 % Cu équivalent dans la catégorie des ressources inférées toutes, à une teneur de coupure de 2,5 % Cu équivalent pour le skarn supérieur et de 1 % pour le skarn inférieur (se reporter au communiqué de presse du 3 mars 2008).

- Ventes d'environ 6,6 millions de dollars à Bolivar III et IV (propriété Mine Bolivar) au cours du trimestre dans le cadre du programme d'exploitation pilote, soit une augmentation de 16 % comparativement aux ventes de 5,7 millions de dollars pour la même période en 2007;
- Coûts d'opération monétaires par tonne métrique sèche de 95,56 $ US (voir mesure hors PCGR à la page 5) soit une diminution de 21 % par rapport au coût de 121,97 $ US pour la même période en 2007;
- Option d'achat sur la propriété La Engañosa dans l'État de Jalisco, ayant une ressource historique (non conforme au règlement 43-101) de 1 million de tonnes et des teneurs moyennes de 1,2 % Cu et 51 g/t Ag avec le potentiel de contenir un gisement cuivre-argent susceptibles d'exploration à ciel ouvert;
- 6 172 mètres de forage à Bolivar et 6 476 à Cusi pour un total de 12 648 mètres en route vers 35 000 à 40 000 mètres de forage pour 2008.

Postérieurement à la fin du trimestre, le 1er mai 2008, la Société a reçu la première estimation de ressources pour les secteurs de Santa Edwiges et Promontorio dans le district argentifère de Cusi : 2,12 millions d'onces d'Ag équivalent dans les catégories des ressources mesurées et indiquées et 14,6 millions d'onces d'Ag équivalent dans la catégorie des ressources inférées.

PERFORMANCE GLOBALE – PREMIER TRIMESTRE 2008

EXPLORATION, EXPLOITATION PILOTE ET MISE EN VALEUR – PREMIER TRIMESTRE 2008

Projet Bolivar

Le projet Bolivar est situé dans le district minier de Piedras Verdes de Chihuahua à environ 250 kilomètres au sud-ouest de la ville de Chihuahua, capitale de l'État de Chihuahua dans le nord du Mexique, et, plus particulièrement, à environ 10 kilomètres au sud-ouest d'Urique. Il comporte trois groupes de propriétés d'exploration qui comptent 17 concessions minières : les groupes Bolivar, Mezquital et San José d'une superficie d'environ 7 460 hectares.

Le projet Bolivar fait l'objet de différentes conventions d'achat et d'option y compris :

Bolivar III et IV (propriété Mine Bolivar) – convention d'option

En 2004, la Société a conclu une convention commerciale avec les propriétaires de Bolivar III et Bolivar IV (la propriété Mine Bolivar). Cette convention vise l'acquisition par la Société de 100 % de la propriété Mine Bolivar en contrepartie d'un montant de 1 200 000 $ US. En octobre 2007, la Société a conclu une entente de terminaison et de transfert de droits relativement à la convention commerciale et, à la suite de la signature, a effectué un paiement de 166 250 $ US. Au 31 mars 2008, un montant de 28 125 $ US demeure impayé.

Au 31 mars 2008, un intérêt de 50 % dans ces concessions est enregistré au nom de la Société et un intérêt de 50 % est toujours enregistré au nom de Javier Bencomo Munoz mais en voie d'être inscrit au nom de la Société au registre public des mines.

En 2005, un individu a engagé une poursuite au Mexique contre la filiale de la Société, Dia Bras Mexicana S. de R.L. de C.V. (« DBM »), visant l'annulation et la révocation des conventions d'achat de deux concessions minières, Bolivar III et IV (la propriété Mine Bolivar) conclues entre DBM et M. Javier Octavio Bencomo Muñoz et Minera Senda de Plata, S.A. de C.V. Après signification de la poursuite contre DBM, la Société a déposé une défense sur la base que la capacité juridique du demandeur d'engager une poursuite au nom d'un ancien propriétaire est contestable. Bien qu'on ne soit pas assuré du résultat des procédures, la direction et ses conseillers juridiques sont d'avis, étant donné que le requérant prétend à l'annulation et à la révocation des contrats d'achat, qu'il n'y aura pas d'incidence importante sur la situation financière ou les résultats d'exploitation de DBM. La réussite très improbable de cette poursuite pourrait résulter en une dévaluation de la propriété Mine Bolivar.

La Chaparrita

En janvier 2008, la Société a signé une entente d'acquisition de droit auprès de Minera Senda de Plata sur la propriété La Chaparrita, d'une superficie de 10,0 hectares et adjacente aux concessions Bolivar III et IV (la propriété Mine Bolivar), pour un montant total de 85 000 $ US payable comme suit :

- 15 000 $ US à la signature de l'entente (payé),
- 15 000 $ US en juillet 2008, et
- 55 000 $ US en janvier 2009.

Au 31 mars 2008, le montant total de 70 000 $ US est inclus dans les comptes créditeurs et charges à payer.

Bolivar

En janvier 2008, la Société a signé une entente d'acquisition de droit auprès du Groupe Fernandez sur la propriété Bolivar, d'une superficie de 63,56 hectares et adjacente aux concessions Bolivar III et IV (la propriété Mine Bolivar), pour un montant total de 85 000 $ US payable comme suit :

- 15 000 $ US à la signature de l'entente (payé),
- 15 000 $ US en juillet 2008, et
- 55 000 $ US en janvier 2009.

Au 31 mars 2008, le montant total de 70 000 $ US est inclus dans les comptes créditeurs et charges à payer.

Programme d'exploration 2008 au projet Bolivar

Le budget 2008 s'établit à 2 500 000 $ US. Les travaux d'exploration seront concentrés dans trois zones en vue d'accélérer l'étude de faisabilité. On prévoit forer 20 000 mètres à Bolivar comme il est décrit ci-après. L'objectif de ce programme est de définir suffisamment de ressources mesurées et indiquées pour permettre de commencer une étude de faisabilité positive au cours du troisième trimestre de 2008. La Société envisage d'évaluer la possibilité de construire une usine sur le site de Bolivar depuis l'acquisition de la propriété et la mise en marche du programme d'exploitation pilote en 2005. Le programme 2008 est un élément très important dans l'atteinte de cet objectif.

Bolivar – Alta Ley

Le but du forage dans la zone Alta Ley de la propriété Mine Bolivar sera d'augmenter les ressources mesurées et indiquées, notamment dans les lentilles de sulfure massif Titanic et Selena, et le long de la direction Fernandez. On prévoit effectuer 10 000 mètres de forage au diamant (en surface et souterrain) dans cette zone.

Bolivar – El Gallo

On prévoit forer 5000 mètres additionnels dans cette zone dans le but de : 1) reclasser une partie des ressources inférées du skarn inférieur El Gallo dans les ressources mesurées et indiquées; et 2) d'augmenter encore plus le tonnage total des horizons des skarns supérieur et inférieur de cette zone prometteuse.

Bolivar – Forage d'exploration

Un programme de forage d'exploration de 5000 mètres permettra à la Société de démontrer le potentiel de volume brut du projet Bolivar. Le forage visera à évaluer l'extension longitudinale des horizons favorables des skarns supérieur et inférieur sur 2000 mètres de longueur le long de la direction La Montura où une section de 32,5 mètres titrant 4,26 % Zn a été entrecoupée à La Narizona.

Exploration à Bolivar – Premier trimestre de 2008

L'estimation des ressources pour le projet Bolivar a été mise à jour en date du 29 février 2008 et présente une augmentation importante par rapport à l'évaluation précédente. Le tableau suivant résume l'information sur les ressources. (Le rapport de Géostat sur l'estimation des ressources est disponible sur SEDAR – www.sedar.com)

Ressources totales du projet Bolivar
Calculées par Systèmes Géostat International Inc., 28 février 2008
La teneur de coupure prise en compte dans les skarns supérieur et inférieur est de 2,5 % cuivre équivalent (« CuÉq »):*
CuÉq - % CuÉq = % Cu+0,5* % Zn+0,33*Au (g/t)+0,0066*Ag (g/t)

Classification	Teneur de coupure du % CuÉq SI - SS	Tonnes	SG (t/m^3)	Cu %	Zn %	Au (g/t)	Ag (g/t)	Fe %	CuÉq* %
Total Mesurées	1,00 – 2,50	299 900	3,33	1,11	2,68	0,23	24,30	9,95	2,69
Total Indiquées	1,00 – 2,50	645 600	3,32	1,12	2,74	0,18	26,55	8,71	2,73
Total Mesurées + Indiquées	**1,00 – 2,50**	**945 500**	**3,34**	**1,12**	**2,70**	**0,20**	**25,84**	**9,10**	**2,72**
Total Inférées	1,00 – 2,50	4 056 100	3,28	1,23	0,73	0,24	25,23	14,36	1,84

Le tableau ci-dessus présente les ressources totales pour les skarns supérieur et inférieur à différents % CuÉq de teneur de coupure. Dans la colonne des teneurs de coupure, les données de gauche réfèrent au skarn inférieur et celles de droite, au skarn supérieur. Les ressources totales du projet Bolivar comprennent les ressources des unités des skarns supérieur et inférieur des zones Alta Ley, El Gallo, Increíble, Nord-Ouest et La Montura.

Notes :
1. Les définitions de l'ICM ont été appliquées à l'estimation des ressources.
2. On a utilisé une largeur minimale de 2 mètres pour une zone minéralisée.
3. Les densités de roche minéralisée sont indiquées dans le tableau ci-dessus.

Hypothèses de prix utilisées pour le calcul de CuÉq ($ US) : Cu 2,00/lb., Zn 1,00/lb., Ag 10,00/oz., Au 500,00/oz.

Le forage est concentré dans trois zones principales : la propriété Mine Bolivar (Alta Ley), la zone El Gallo et la direction La Montura. À Mine Bolivar, on a effectué plus de 1807 mètres de forage souterrain et 1009 mètres de forage de surface, principalement dans les zones Selena et Titanic pour délimiter plus de ressources, et dans la zone San Francisco, une zone non mise en valeur et située à environ 300 mètres au sud de la zone principale de la mine.

Dans la zone El Gallo, 1259 mètres de forge ont été effectués avec comme objectif de faire graduer les ressources inférées à la catégorie des ressources mesurées ou indiquées. La Société a continué à obtenir du succès dans la zone El Gallo et a annoncé les teneurs les plus élevées jamais obtenues dans cette zone et tiré du trou DB08B240, soit une intersection Cu-Au de 7,5 mètres à 4,53 % Cu, 3,75 g/t Au, et 383 g/t Ag, y compris 4 mètres titrant 6,1 % Cu, 6,78 g/t Au et 644 g/t Ag (se reporter au communiqué de presse du 8 avril 2008).

Dans la direction La Montura, le forage de surface de 1035 mètres additionnels a permis de définir les horizons favorables des skarns supérieur et inférieur et de commencer l'évaluation des ressources potentielles de cette zone.

	Mètres forés			
Région	Janvier	Février	Mars	Total
San Francisco	147	123	214	484
Selena	387	318	-	705
Titanic	-	202	416	618
Total sous terre	534	643	630	1 807
Bolivar Alta Ley	509	386	114	1 009
El Gallo	248	484	527	1 259
El Val	-	135	726	861
La Increíble	-	-	201	201
La Montura	-	-	-	-
La Narizona	363	672	-	1,035
La Pequeña	-	-	-	-
Total surface	1 120	1 677	1 568	4 365
Total	**1 654**	**2 320**	**2 198**	**6 172**

Bolivar III et IV (propriété Mine Bolivar) – Programme d'exploitation pilote

Au cours du premier trimestre de 2008, la Société a traité 32 595 tonnes de matériel de la propriété Mine Bolivar titrant en moyenne 2,35 % Cu et 7,26 % Zn, pour une production de 2249 TMS de concentré de cuivre et 3448 TMS de concentré de zinc comparativement à 30 014 tonnes de matériel traité titrant en moyenne 1,34 % et 6,77 % Zn et une production de 1172 TMS de concentrés de cuivre et 2987 TMS de concentré de zinc au cours de cette même période en 2007.

La valeur de la production du premier trimestre est de 6,9 millions de dollars américains, une augmentation de 32,69 %, comparativement à 5,7 millions de dollars américains pour la même période en 2007. L'augmentation de la valeur de la production comparée au premier trimestre de 2007 s'explique par une hausse de la teneur en cuivre, le prix plus élevé du cuivre sur le marché, et une hausse de production à l'usine. L'augmentation de valeur causée par la hausse des teneurs en zinc comparativement à 2007 a été annulée par la baisse des prix du zinc.

Le sommaire comparatif des statistiques pour 2008 et 2007 est présenté dans le tableau suivant :

Exploitation pilote à la propriété Mine Bolivar – Sommaire du premier trimestre de 2008

	Projections Q1-2008	**Actuel Q1-2008**	**Actuel Q1-2007**	**% de variation 2008 contre 2007**
Nombre de tonnes traitées	32 000	**32 595**	30 014	**8.60**
Production journalière (en tonne traitée)	366	**373**	343	**8.75**
Teneur en cuivre	1,40 %	**2,35 %**	1,34 %	**75,37**
Teneur en zinc	8,00 %	**7,26 %**	6,77 %	**7,23**
Taux de récupération du cuivre	82,00 %	**88,33 %**	81,62 %	**8,22**
Taux de récupération du zinc	88,00 %	**80,81 %**	84,61 %	**(4,49)**
Production de concentré de cuivre (TMS)	1 355	**2 249**	1 172	**91,89**
Production de concentré de zinc (TMS)	3 949	**3 448**	2 987	**15,43**
Production totale de cuivre (lb.)	806 560	**1 479 684**	722 259	**104,86**
Production totale de zinc (lb.)	4 962 446	**4 391 251**	3 788 150	**15,92**
Prix moyen du cuivre la livre, $ US	2,80 $	**3,45 $**	2,69 $	**31,59**
Prix moyen du zinc la livre, $ US	1,00 $	**1,08 $**	1,57 $	**(31,21)**
(en millions de dollars américains)				
Valeur totale de la production nette d'affinage [1) 2) 3)]	5,3 M$	**6,9 M$**	5,2 M$	**32,69**
Frais d'opération monétaires directs (incluant la mise en valeur) [1) 2) 3)]	3,1 M$	**3,1 M$**	3,7 M$	**(13,50)**
Marge monétaire d'opération (FOB usine Malpaso) [1) 2) 3)]	2,2 M$	**3,8 M$**	1,5 M$	**146,66**
(en $ US / TM)				
Frais d'opération monétaires directs/TM (incluant la mise en valeur) [1) 2) 3)]	98,00 $	**95,59 $**	121,97 $	**(20,80)**

1) Mesures hors PCGR : la Société divulgue la valeur totale de la production nette d'affinage, les frais d'opération monétaires directs (y compris la mise en valeur), la marge monétaire d'opération (FOB usine Malpaso), et les frais d'opération monétaires directs/TM (y compris la mise en valeur) même s'il s'agit de données non reconnues par les PCGR afin de dévoiler la valeur approximative du chiffre d'affaires annuel et d'isoler les coûts d'exploitation des activités de l'exploitation pilote, avant amortissement et dépréciation. La Société estime que ces renseignements supplémentaires sont utiles bien qu'ils ne doivent pas se substituer aux mesures de la performance établies conformément aux PCGR.

2) La valeur de la production nette d'affinage est calculée en utilisant le prix moyen des métaux par trimestre qui peuvent différer des prix finaux.

3) Avant amortissement

La Société vend toute sa production de concentrés à MRI Trading AG (« MRI »), une société privée de produits dérivés établie en Suisse, en vertu d'une convention d'achat de concentré standard. Les ventes totales au cours du trimestre se sont élevées à 6,62 millions de dollars (5,69 millions de dollars au cours de la période correspondante de 2007). Le total de la facturation préliminaire à MRI au cours du trimestre a totalisé 6,9 millions de dollars américains.

Jusqu'à ce que la Société atteigne le stade de l'exploitation commerciale, les revenus provenant des ventes de concentrés sont comptabilisés en réduction des coûts et frais d'exploration capitalisés sur la propriété.

Projet Cusi

L'historique du district d'argent Cusihuiriachic couvre plus de trois cents ans. Vers la fin des années 1600, l'abondance d'argent a d'abord attiré les dénicheurs de fortune. Grâce à ce district, le Mexique contrôlait environ 33 % de la production mondiale d'argent. Les anciennes mines avaient des productions à haute teneur en argent mais elles ont cessé leurs activités lorsque le prix de l'argent s'est effondré. La plupart d'entre elles n'ont jamais été explorées en profondeur et aucune par des techniques modernes. Parmi les actifs acquis, on compte 12 mines inactives, chacune située sur une structure minéralisée.

Le projet Cusi fait l'objet de différentes conventions d'achat et d'option qui datent toutes de 2006, y compris la convention Minera Cusi comprenant les concessions sur lesquelles les dépenses d'exploration ont été effectuées au cours du premier trimestre de 2008, et la convention d'option Pershimco.

Convention Minera Cusi

En 2006, la Société a conclu une convention d'option avec Compañia Minera Cusi (« Minera Cusi »), une société fermée mexicaine, en vue d'acquérir un intérêt de 100 % dans plusieurs propriétés (1 133,5 hectares) en contrepartie d'une somme de 5 000 000 $ US payable sur une période de trois ans. Au 31 mars 2008, le solde à payer, au choix de la Société, était de 3 000 000 $ US.

En avril 2008, la Société et Minera Cusi ont négocié de nouveaux termes afin de revoir le calendrier de paiements. La nouvelle entente constitue une convention d'achat pour un montant total de 3 060 000 $ US payable comme suit : 500 000 $ US au moment de la signature (payé); 500 000 $ US en novembre 2008; et quatre versements de 515 000 $ US en mars, juin, septembre et décembre 2009. Au 31 mars 2008, ces montants n'étaient pas compris dans les comptes créditeurs et charges à payer. Toutefois, ils sont inclus dans les comptes créditeurs et charges à payer depuis la date de la signature de la nouvelle convention et, par conséquent, seront inclus dans les états financiers consolidés intermédiaires du record trimestre de 2008. Les propriétés sont assujetties à une redevance à échelle variable au bénéfice de Minera Cusi égale à 2 % si le prix de l'argent n'excède pas 11,00 $ US l'once et à 3 % si le prix de l'argent est supérieur à 11,00 $ US l'once.

Convention d'option Pershimco

En 2006, la Société et Ressources Pershimco inc. (« Pershimco ») ont conclu une convention d'option en vertu de laquelle la Société peut acquérir un intérêt de 70 % dans la propriété San Miguel-La Bamba d'une superficie de 36 hectares et située dans le district Cusi. La propriété est assujettie à une redevance (NSR) de 2 % dont une tranche de 1 % peut être rachetée au coût de 1 000 000 $ US. La Société a acquis un intérêt de 50 % dans le projet. Le transfert des titres est en cours. En avril 2008, la Société et Pershimco se sont entendus sur les termes d'une convention de coentreprise.

Exploration à Cusi – Premier trimestre de 2008

L'objectif de 2008 comprend deux volets : i) définir une importante ressource d'argent dans le camp minier de Cusi; et 2) identifier suffisamment de ressources mesurées et indiquées à Santa Edwiges et Promontorio pour entreprendre un programme d'exploitation pilote en 2008.

Cartographie régionale

Au cours du premier trimestre de 2008, la Société a entrepris un programme de cartographie régionale, prospection et échantillonnage dans la partie sud de la propriété Cusi en vue de définir une zone de minéralisation avec un potentiel économique, puis de poursuivre avec un programme limité de forage. Le groupe d'exploration a évalué plusieurs zones qui, selon les données historiques, étaient minéralisées et ont été exploitées – dont La Reina, Princesa et Coyotes. Les résultats seront connus au cours du deuxième trimestre de 2008.

Programme d'exploration et activités de mise en valeur à Cusi en 2008

Le budget de 2008 s'établie à 2 500 000 $ US. L'accent sera mis sur les tests métallurgiques avec pour objectif d'améliorer la récupération du métal jusqu'à un niveau commercial qui permettrait la mise en place d'un programme d'exploitation pilote, et ce, notamment pour le matériel en provenance des zones de transition (mélange d'oxydes et de sulfures) et des zones sulfurées.

Le forage prévu de 15 000 mètres à Cusi vise à mieux définir les ressources de Santa Edwiges et de Promontorio ainsi qu'à évaluer le potentiel de la zone Minerva découverte dans le cadre du programme de cartographie de surface. La Société prévoit forer 2000 mètres dans cette zone afin d'en évaluer le potentiel. Une première estimation des ressources établies conformément au règlement 43-101 a été publiée.

Forage

De janvier à mars 2008, on a foré au diamant 6476 mètres sur le projet Cusi (4467 mètres de surface et 2009 mètres sous terre).

Mètres forés par zone	Janvier	Février	Mars	Total
Secteur Santa Edwiges	422	792	795	2 009
Total sous terre	422	792	795	2 009
Secteur Promontorio	920	789	126	1 835
Secteur Santa Edwiges	601	394	-	995
Santa Marina	176	521	376	1 073
Minerva	-	40	524	564
Total surface	1 697	1 744	1 026	4 467
Total	**2 119**	**2 536**	**1 821**	**6 476**

Le calcul des estimations de ressources (conformément au règlement 43-101) pour deux des secteurs les plus prometteurs du camp Cusi, les zones Santa Edwiges et Promontorio, a constitué le fait saillant du programme d'exploration. Les résultats sont très prometteurs car seulement deux des douze zones minéralisées connues sont comprises dans le calcul des ressources, ce qui laisse un très vaste potentiel de valorisation.

Ressources - Total des secteurs Promontorio et Santa Edwiges
Calculées par Yann Camus, Ing., Systèmes Géostat International Inc.,
Situation des ressources au 31 mars 2008
Teneur de coupure de 120 g/t AgÉq, 2 m de largeur horizontale minimale pour les structures, densité de 2,7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgÉq* (g/t)	Oz de Ag	Oz de AgÉq
Mesurées	11 000	0,05	207	0,04	0,47	0,51	263	76 380	96 650
Indiquées	223 000	0,12	186	0,05	0,81	0,84	282	1 336 870	2 024 500
Mesurées et indiquées	**234 000**	**0,12**	**187**	**0,05**	**0,80**	**0,82**	**281**	**1 413 260**	**2 121 160**
Inférées	**1 394 000**	**0,24**	**188**	**0,06**	**1,15**	**1,14**	**326**	**8 434 810**	**14 614 410**

*: Argent équivalent AgÉq=Ag+70,1*Au+62,2*Zn+43,3*Pb

Notes :

1. Les définitions de l'ICM ont été appliquées à l'estimation des ressources.
2. On a utilisé une largeur minimale de 2 mètres pour une zone minéralisée.
3. Les densités de roche minéralisée sont indiquées dans le tableau ci-dessus.
4. Les teneurs en AgÉq et les onces contenues ont été estimées en utilisant les taux de récupération à l'usine de l'or, de l'argent, du plomb et du zinc selon les tests métallurgiques les plus récents et les termes de la fonderie.
5. Les ressources minérales qui ne sont pas des réserves n'ont aucune viabilité économique démontrée.
6. Hypothèses de prix utilisées pour le calcul de AgÉq ($ US) : Ag 11,00/oz, Au 600,00/oz, Cu 2,00/lb., Zn 1,00/lb., Pb 0,65/lb.

Santa Edwiges (se reporter à la convention Minera Cusi)

Le forage au diamant de 4077 mètres (de surface et souterrain) et la mise en valeur de plus de 160 mètres de la galerie inclinée 303, de janvier à mars 2008, devraient permettre d'accéder à une zone minéralisée qui pourrait contenir jusqu'à 40 000 tonnes de matériel économique (Pb-Zn-Ag) connue sous le nom de cheminée Santa Rosa. Cette zone a été entrecoupée par plusieurs forages de surface et souterrains (dont le forage DC07B091).

Mine Promontorio (se reporter à la convention Minera Cusi)

De janvier à mars 2008, 1835 mètres de forage au diamant de surface ont été effectués dans cette zone ainsi que près de 100 mètres dans la galerie inclinée en direction des deux veines El Gallo et Veta A. Le dénoyage du puits s'est poursuivi et le niveau de l'eau a été ramené au niveau 7. On a également procédé à de la cartographie et de l'échantillonnage souterrains pour évaluer le potentiel de la zone du niveau 7.

Étude métallurgique de Cusi

Au cours du premier trimestre de 2008, un lot d'échantillons de vérification a été expédié à l'université San Luis Potosi pour des tests métallurgiques, sous la direction de Alejandro Lopez Valdivieso (Ph.D. génie minier, UC Berkeley, et M.Sc.A. métallurgie, South Dakota School of Mines) et Rubén Tello Flores, métallurgiste.

Le programme a été mis en place pour Santa Edwiges et il comprend des analyses minéralogiques et des tests de flottation pour obtenir un concentré d'argent-plomb et un concentré de zinc. Les premiers résultats des tests de flottation sont très encourageants. Ils démontrent qu'il est possible de produire un concentré de plomb avec 60 % Pb et 1 kg/tonne Ag avec un taux de récupération de 75 % pour le plomb et de 70 % pour l'argent et également, et un concentré de zinc avec 55 % Zn avec de faibles teneurs en plomb et fer avec un taux de récupération de zinc de 70 %. L'analyse métallurgique se poursuit en vue d'améliorer la récupération de l'argent, du plomb et du zinc.

Pour ce qui concerne Promontorio, les tests métallurgiques sont en cours pour obtenir un concentré d'argent.

La propriété La Engañosa

En février 2008, la Société a conclu avec Arnoldo Castañeda Martínez et Consorcio Minero Latinoamericano, S.A. de C.V. (« Martínez-Consorcio Minero ») une convention d'option visant l'acquisition d'un intérêt de 100 % dans la propriété La Engañosa en contrepartie d'un montant de 1 265 000 $ US dont une tranche de 65 000 $ US a été payée au moment de la signature et le solde de 1 200 000 $ US est payable comme suit :

- 75 000 $ US en août 2008,
- 75 000 $ US en février 2009,
- 150,000 $ US en août 2009,
- 200 000 $ US en février 2010,
- 300 000 $ US en août 2010,
- 400 000 $ US en février 2011,

et d'un engagement de dépenses d'exploration minimales de 300 000 $ US par année au cours de la même période de trois ans.

Les quatre derniers paiements qui s'élèvent à 1 050 000 $ US peuvent être convertis (au gré de Martínez-Consorcio Minero) en actions ordinaires de la Société si les actions se transigent à 1,25 $ ou plus. La propriété est assujettie à une redevance de 2 % (« NSR ») qui peut être rachetée au coût de 1 500 000 $ US pendant une période de six ans, plus la redevance annuelle minimale de 48 000 $ US après cinq ans.

RÉSULTATS D'EXPLOITATION PREMIER TRIMESTRE 2008 VS 2007

Au cours de la période de trois mois terminée le 31 mars 2008, la Société a enregistré un bénéfice de 780 010 $ (0,01 $ l'action) comparativement à une perte de 1 423 231 $ (0,01 $ l'action) pour la même période de 2007.

Les résultats de la période s'expliquent de la façon suivante :

Revenus

Les revenus d'intérêts se sont élevés à 43 705 $ comparativement à 109 892 $ en 2007. La raison de la baisse des revenus d'intérêts est due à la baisse du niveau d'encaisse moyen au cours de la période comparativement à 2007.

Dépenses

Administration

Les frais d'administration se sont élevés à 606 879 $ comparativement à 517 252 $ pour la période de trois mois terminée le 31 mars 2007. Cette augmentation s'explique par la hausse des salaires de la direction non capitalisés aux actifs miniers (62 655 $), à des paiements et courus relatifs à des indemnités de départ totalisant 149 248 $ (néant en 2007), à l'augmentation de 19 267 $ des salaires du siège social et à l'augmentation du loyer du siège social pour le premier trimestre de 2008 de 35 618 $. En 2007, la Société avait déménagé de bureau et bénéficié de loyer gratuit pendant une période de six mois; toutefois, la Société avait encouru des frais de bureau additionnels. Les autres frais de bureau et de voyage ont diminué de 89 363 $ comparativement à 2007.

Les frais de consultation ont augmenté de 24 750 $ comparativement à la même période en 2007 à la suite de services additionnels reçus en 2008.

Les coûts de développement des affaires se sont élevés à 52 240 $ comparativement à 137 038 $ au cours du premier trimestre de 2007, la Société ayant réduit les services de relations aux investisseurs et sa participation à des événements de promotion.

Les autres frais corporatifs ont été constants avec ceux de 2007 et incluaient un montant de 27 750 $ de frais des administrateurs (néant au premier trimestre de 2007).

Autres

Au du premier trimestre de 2008, la Société n'a pas comptabilisé de dépense non monétaire à titre de rémunération à base d'actions car aucune option n'a été attribuée ni acquise au cours de la période. Au premier trimestre de 2007, ces coûts s'élevaient à 58 141 $ dont 16 147 $ capitalisés aux actifs miniers et le solde de 41 994 $ enregistré à l'état des résultats et du déficit consolidé.

Au cours de la période, en raison de l'augmentation du prix du cuivre sur le marché, la Société a enregistré un gain sur variation du cours du marché des produits de base de 1 373 705 $ relativement à la facturation finale et au changement de valeur de la provision pour facturation définitive au cours de la période comparativement à une perte de 1 282 415 $ pour la même période de 2007.

Au cours de la période, la Société a comptabilisé une perte non monétaire de 66 800 $ sur la variation de la valeur de son placement temporaire dans Ressources Pershimco Inc. comparativement à un gain non monétaire de 110 500 $ pour cette même période en 2007. La Société détient toujours 835 000 actions ordinaires de Pershimco qui sont présentée à la valeur à la cote.

Au cours de la période de trois mois terminée le 31 mars 2008, la Société a enregistré un gain sur change de 91 199 $ (perte de change de 146 007 $ en 2007). Ce gain est attribuable à la conversion en dollars canadiens des actifs et passifs monétaires au Mexique, ainsi que de la facturation finale et la provision pour facturation finale négative, à la suite du gain de valeur durant la période du peso mexicain et du dollar américain sur le dollar canadien.

RÉSUMÉ DES RÉSULTATS TRIMESTRIELS

Trimestre terminé le	Bénéfice (Perte)	Bénéfice (perte) de base et diluée par action
	$	$
31 mars 2008	780 010	0,01
31 décembre 2007	(3 678 927)	(0,03)
30 septembre 2007	(1 885 151)	(0,02)
30 juin 2007	(2 196 390)	(0,02)
31 mars 2007	(1 423 231)	(0,01)
31 décembre 2006	(417 065)	(< 0,01)
30 septembre 2006	(406 545)	(< 0,01)
30 juin 2006	(709 539)	(< 0,01)

LIQUIDITÉS ET FONDS DE ROULEMENT

Au 31 mars 2008, le fonds de roulement de la Société s'établit à 5 369 001 $, dont 3 737 076 $ en trésorerie et équivalents de trésorerie comparativement à 6 137 120 $ et 6 700 016 $, respectivement, au 31 décembre 2007.

La réduction de la trésorerie et équivalents de trésorerie est attribuable au règlement de facturations finales négatives au montant net de 1,5 million de dollars auprès de MRI Trading et à l'investissement dans les actifs miniers de 8 309 616 $ incluant le programme d'exploration et les coûts de propriété. Les dépenses en immobilisations se sont élevées à 389 662 $. Les liquidités et le fonds de roulement sont suffisants pour s'acquitter des passifs à court terme et supporter les opérations courantes.

Au 31 mars 2008, le poste Taxe à la consommation et autres débiteurs s'élève à 2 075 558 $ (1 609 506 $ au 31 décembre 2007) et est principalement constitué du montant de taxe sur les intrants recouvrable (« IVA ») au Mexique. Le montant d'impôts sur le revenu à recevoir de 799 476 $ (722 515 $ au 31 décembre 2007) est constitué des acomptes provisionnels d'impôts à recevoir des autorités mexicaines. Au 31 mars 2008, aucune provision pour mauvaise créance n'a été comptabilisée sur les montants à recevoir. La Société s'attend à recouvrir les impôts à recevoir au cours du troisième trimestre de 2008.

Au 31 mars 2008, les comptes créditeurs et charges à payer s'élèvent à 2 917 683 $ (2 254 123 $ au 31 décembre 2007) et sont composés de soldes de transactions d'opérations courantes et de provisions établies et non payées d'environ 410 000 $ dont 307 000 $ déjà comptabilisé à la fin de 2007. L'augmentation des créditeurs et charges à payer incluent également le solde impayé de 140 000 $ des coûts d'acquisition des propriétés acquises au cours du trimestre.

Au 31 mars 2008, la Société a une position nette **à recevoir** de MRI Trading de 1 359 489 $ incluse dans le fonds de roulement (**à payer** de 1 368 164 $ au 31 décembre 2007 à la suite de la réduction des prix des métaux de base en novembre et décembre 2007 et enregistrée séparément au poste créditeurs clients). Le prix de règlement final pourrait être supérieur ou inférieur selon la fluctuation des prix des métaux de base.

Source de financement, activités de financement et d'investissement

Les propriétés minières de la Société sont au stade de l'exploration. L'exploration et la mise en valeur des propriétés de la Société relèvent de la disponibilité des fonds pour la réalisation de ses projets. Malgré que la Société mène un programme d'exploitation pilote à la propriété Mine Bolivar qui lui apporte une source de revenu provenant de la vente de concentrés, la Société n'est pas considérée comme ayant atteint le stade de la production commerciale.

Les plans à court terme de la Société comprennent notamment les éléments suivants :

1) Début d'une étude de faisabilité visant la construction d'une usine sur le site de la propriété Mine Bolivar afin de faire passer cette propriété au stade de la production commerciale;

2) Exploration :

   a) Surclassement des ressources mesurées et indiquées en réserves,

   b) Identification de nouvelles ressources minéralisées,

   c) Exploration de la région adjacente à la propriété Mine Bolivar et au secteur Santa Edwiges (Cusi);

3) Mise en valeur de propriétés;

4) Activités corporatives : continuer à identifier et évaluer les occasions d'acquisition de propriétés, d'entreprises ou de regroupement de sociétés, dans le but d'augmenter la valeur pour les actionnaires.

La Société continuera à réévaluer le calendrier et les montants prévus de son programme d'exploration afin d'améliorer l'efficience des opérations. En même temps, la direction évaluera ses besoins de capitaux qui pourraient nécessiter l'accès aux marchés des capitaux.

Au cours du premier trimestre de 2008, la Société n'a pas complété de placement privé (néant en 2007). 40 000 options d'achat d'actions ont été levées pour une contrepartie monétaire de 12 000 $ (374 750 options pour 218 000 $ en 2007).

Le programme d'exploitation pilote à Bolivar a généré des ventes de 6,6 millions de dollars au cours du premier trimestre (5,7 millions de dollars en 2007) et des flux de trésorerie d'environ 3,8 millions de dollars (1,5 million en 2007) utilisés dans le programme d'exploration et d'autres coûts relatifs aux projets au Mexique.

Dépenses en capital, frais d'exploration reportées et paiements de propriétés

Les dépenses en capital au cours du premier trimestre de 2008 se sont élevées à 0,3 million de dollars et ont consisté principalement en l'acquisition de machinerie et d'équipement miniers comparativement à 2,8 millions de dollars dont 2,7 millions en machinerie et équipement en 2007. Les autres frais d'exploration reportés se sont élevés à 8 309 616 $ (6 998 138 $ pour la même période de 2007). Cette hausse est attribuable à d'importants achats de pièces de rechange pour l'usine, de produits chimiques, d'essence et d'explosifs au cours de la période.

La Société a l'équipement nécessaire pour réaliser son programme d'exploration de 2008 et poursuivre ses activités de mise en valeur des projets Bolivar et Cusi. Les dépenses en capital pour 2008 seront limitées à l'optimisation de l'usine, l'investissement dans un programme environnemental à Malpaso et l'achat du terrain de Malpaso pour un total d'environ 1 million de dollars.

Les paiements de propriétés au cours de la période de trois mois terminée le 31 mars 2008 se sont élevés à 259 550 $ (43 150 $ en 2007), dont 64 789 $, 85 089 $ et 85 076 $, respectivement, pour les nouvelles propriétés acquises : La Engañosa, Bolivar et La Chaparrita.

Dette à long terme

À la suite de l'entente intervenue avec Minera Cusi en avril 2008, la Société a une obligation de 2 560 000 $ US dont 2 060 000 $ US payables en 2009 qui sera reflétée dans les états financiers consolidés du deuxième trimestre de 2008.

ENGAGEMENTS FINANCIERS

Les engagements financiers de la Société sont les suivants :

a) Un bail de cinq ans pour des espaces de bureau à un loyer annuel de 60 000 $ jusqu'en août 2012;

b) Un bail de cinq ans signé conjointement avec deux autres sociétés comportant un loyer annuel de 150 000 $. Ces espaces ont été sous-loués jusqu'à la fin de la période du bail;

c) En janvier 2008, la Société a signé une entente de promesse d'achat avec l'État de Chihuahua afin d'acquérir le terrain de l'usine de Malpaso pour un montant total approximatif de 270 000 $ (2 874 143 pesos Mx).

d) En 2007, dans le cours normal des affaires, la Société a garanti un contrat de crédit-bail pour l'acquisition par un tiers (le «Créancier ») d'équipements de transport pour un montant approximatif de 400 000 $ (4 420 380 pesos Mx) en faveur du prêteur du Créancier. Le contrat de crédit-bail original avait un terme de douze mois à partir de la date de signature en mai 2007, et l'obligation du Créancier est garantie par les équipements de transport. De plus, la Société a avancé 115 000 $ US au Créancier. Le Créancier fournit des services de transport en vertu d'un contrat de service conclu avec la Société. En mars 2008, la Société a été informée que le Créancier était en défaut de paiement de son obligation. La Société n'a aucun lien sur les actifs du Créancier. La Société a conclu une entente avec le Créancier afin de garantir le remboursement de l'obligation du Créancier à même les paiements par la Société des charges de transport.

   De plus, le 15 avril 2008, le Créancier a signé un billet à ordre en faveur de la Société, au montant de 500 000 $ US afin de garantir toute obligation éventuelle de la Société. En date du 20 mai 2008, le montant dû en vertu du contrat de crédit-bail est d'environ 135 703 $ US et représente le risque maximum pour la Société en vertu de cette entente. Le solde de l'avance est d'environ 65 305 $ US. La Société est confiante qu'elle ne subira aucune perte résultant de cette transaction et, par conséquent, aucune provision pour perte éventuelle n'a été enregistrée en regard à cette garantie dans les états financiers consolidés intermédiaires de la Société au 31 mars 2008 (néant au 31 décembre 2007).

e) La Société a élaboré un programme environnemental de dépenses en capital de l'ordre de 350 000 $ afin d'aménager un espace propice à la gestion des résidus miniers à l'usine de Malpaso. Les coûts relatifs à ce programme seront capitalisés lorsqu'ils sont encourus. Par conséquent, au 31 mars 2008, aucune provision n'a été enregistrée à cet égard dans les comptes créditeurs et charges à payer.

De plus, les paiements d'option et les dépenses d'exploration de la Société, en vertu des diverses options sur les propriétés miniers, seront comme suit :

Année	Paiements relatifs aux options	Dépenses d'exploration	Total
	$	$	$
2008	136 839	308 370	445 209
2009	344 347	308 370	652 717
2010	513 950	308 370	822 320
2011	411 160	-	411 160

Note : Ces montants excluent les paiements et frais d'exploration relatifs à l'entente de la propriété San José à la suite de la décision prise en fin mai 2008 d'abandonner la propriété.

Arrangements hors bilan

Au cours de la période, la Société n'a conclu aucun arrangement hors bilan.

Événement postérieur à la date du bilan

Le 30 mai 2008, la Société a décidé d'abandonner la propriété San José et les concessions rattachées d'une superficie de 823,16 hectares, dans l'État de Chihuahua, au Mexique. Conséquemment, tous les coûts et frais d'exploration accumulés sur ces concessions minières au montant approximatif de 890 000 $ seront radiés au cours du deuxième trimestre de 2008.

Opérations entre apparentés

Au cours de la période, des sociétés contrôlées par des dirigeants de la Société ont fourni des services de gestion de projet et autres services corporatifs. Ces services sont indispensables pour la Société et ont été comptabilisés à la valeur du marché.

Nouvelles conventions comptables

Le 1er janvier 2008, Exploration Dia Bras inc. a adopté les nouvelles normes comptables du Manuel de l'Institut Canadien des Comptables Agréés comme suit :

Le chapitre 3862, *Instruments financiers – informations à fournir ;* le chapitre 3863 *Instruments financiers – présentation ;* Le chapitre 1535, *Informations à fournir concernant le capital ;* le chapitre 1400, *Normes générales de présentation des états financiers Instruments financiers ; et* le chapitre 3031, *Stocks,* qui remplace le présent chapitre 3030.

i) Le chapitre 3862, *Instruments financiers – informations à fournir – présentation* présente les informations à fournir qui permettent d'évaluer l'importance des instruments financiers au regard de la situation financière et de la performance financière de l'entité et la nature et l'ampleur des risques découlant des instruments financiers auxquels l'entité est exposée ainsi que la façon dont l'entité gère ces risques.

ii) Le chapitre 3863, *Instruments financiers – présentation,* établit des normes de présentation pour les instruments financiers et les dérivés incorporés. Il décrit plus en détails les normes présentées au chapitre 3861, *Instruments financiers – information à fournir et présentation.*

iii) Le chapitre 1535, *Informations à fournir concernant le capital,* établit des normes pour la divulgation d'informations sur le capital de l'entité et la façon dont il est géré. Il décrit la divulgation des objectifs, politiques et procédures de gestion du capital, les données quantitatives données sur les éléments que la Société considère comme capital, le fait que la Société s'est conformée à toute exigence en matière de capital, ou le cas échéant, les conséquences de la non-conformité.

iv) Le chapitre 1400, *Normes générales de présentation des états financiers,* a été modifié pour y inclure les exigences relatives à l'évaluation et la divulgation de la capacité de l'entreprise à poursuivre son exploitation. Ces nouvelles recommandations n'auront aucune incidence sur les états financiers consolidés de la Société qui évalue déjà sa capacité à poursuivre son exploitation.

v) Le chapitre 3031, *Stocks,* remplace le présent chapitre 3030. Le nouveau chapitre prévoit que les stocks doivent être mesurés au « moindre du coût et de la valeur de réalisation nette », ce qui diffère de la directive actuelle qui réfère au « moindre du coût et de la valeur du marché ». Le nouveau chapitre exige également, s'il y a lieu, que toute reprise de dépréciation précédemment enregistrée soit comptabilisée.

PRINCIPALES CONVENTIONS COMPTABLES

Instruments financiers – Comptabilisation et évaluation

Cette politique représente une politique principale car elle a un impact sur les résultats d'opérations consolidés. En effet, l'instrument dérivé incorporé dans les contrats de ventes de concentrés est, depuis le 1er janvier 2007, évalué à la valeur marchande à la date de chaque bilan avec les changements correspondants de valeur enregistrés dans l'état des résultats, résultat étendu et déficit consolidés.

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuels, à la date des états financiers, ainsi que sur les montants présentés au titre des revenus et des charges au cours de la période de présentation de l'information. Les éléments pour lesquels la direction utilise son jugement sont les provisions pour mauvaises créances, l'évaluation des instruments dérivés incorporés, la juste valeur des placements temporaires, les évaluations d'actifs miniers, les passifs éventuels et les impôts futurs. Les résultats réels peuvent différer de ces estimations de façon importante.

Actifs miniers

Les actifs miniers sont composés de droits et d'options pour acquérir un intérêt dans des propriétés minières, de frais d'exploration reportés, de terrain, de bâtiments et d'équipements d'exploration, de stocks de pièces et fournitures qui serviront à l'exploration et de dépôts sur de futurs actifs miniers. Tous les coûts directement liés aux projets d'exploration sont capitalisés.

Coûts et frais d'exploration reportés

Les coûts et frais d'exploration sont reportés jusqu'à l'établissement de la rentabilité économique du projet où ils seront alors transférés aux immobilisations corporelles. Les coûts sont radiés lorsque les propriétés d'exploration sont abandonnées ou lorsque la récupération des coûts est incertaine. La récupération est considérée comme incertaine lorsqu'il n'y a pas de ressources financières disponibles pour une zone d'intérêt pendant une période de trois années consécutives ou lorsque les résultats des travaux d'exploration ne justifient pas d'investissements additionnels. Les zones d'intérêt sont déterminées par projet.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats, résultat étendu et revenu (déficit) consolidés. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

Les revenus provenant de la vente de concentrés d'un programme d'exploitation pilote avant le début de la production commerciale sont présentés en réduction des coûts et frais d'exploration reportés et sont reconnus une fois les conditions suivantes satisfaites :

- des preuves convaincantes d'une entente existent;
- la livraison a eu lieu selon les termes de l'entente;
- le prix est fixé ou déterminable; et
- le recouvrement est assuré de façon raisonnable.

Les concentrés de la Société sont vendus en vertu d'ententes qui prévoient que le prix de règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. Le prix du concentré est provisoirement établi à la date de livraison selon les prix à terme pour le mois prévu de règlement final. Toute variation subséquente du prix est comptabilisée à l'état des résultats, résultat étendu et revenu (déficit) consolidés.

Le cas échéant, tout excédent du revenu cumulé des ventes de concentrés du programme pilote sur les coûts et frais d'exploration cumulés afférents est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, selon le cas; ou iii) la propriété soit abandonnée.

La Société estime que la production commerciale à la propriété Mine Bolivar débutera au plus tard à la fin de l'exercice financier 2009. La production commerciale a été définie comme étant le stade auquel le niveau de production atteindra 65 % de la capacité totale d'une usine sur le site pendant 90 jours consécutifs au cours d'une période d'au plus six mois. Le niveau de production sera calculé en fonction de la capacité d'une usine sur le site.

Ceci représente une politique comptable importante du fait qu'elle a un impact sur la présentation des revenus et dépenses relatives aux activités minières, qui sont actuellement présentées en réduction des frais d'exploration reportés au lieu d'être inclus dans la détermination du bénéfice net.

Obligations liées à la mise hors service d'immobilisations

Les obligations liées à la mise hors service d'immobilisations sont comptabilisées à leur juste valeur dans la période au cours de laquelle la Société contracte une obligation juridique liée à la mise hors service d'une immobilisation. Les coûts de cette obligation sont ajoutés à la valeur comptable de l'actif et amortis sur la durée restante de sa vie utile. La valeur actualisée est ajustée en utilisant un taux d'intérêt sans risque.

Ceci représente une politique comptable importante. En effet, la Société, après avoir revu le statut de ses opérations en fonction des lois environnementales actuelles en vigueur au Mexique, a déterminé qu'elle n'avait actuellement aucune obligation liée à la mise hors service d'immobilisations et, par conséquent, n'a pas comptabilisé de provision à cet égard.

Dans l'optique de l'étude de faisabilité, la Société va commander une étude d'impact environnemental à Bolivar à la suite de laquelle une obligation liée à la mise hors service d'immobilisations pourrait naître. Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans l'exercice au cours de laquelle naîtra l'obligation.

INSTRUMENTS FINANCIERS ET AUTRES

Autres que les investissements à court terme et la garantie, la Société n'utilise pas d'instruments dérivés. Toutefois, la direction considère qu'il existe un instrument financier dérivé intégré dans ses contrats de ventes de concentrés.

RISQUES ET INCERTITUDES

Risques inhérents aux affaires

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la Société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la Société résulteront dans la découverte de gisements commercialement rentables.

La Société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

Les prévisions de production futures des activités d'exploitation pilote de la mine Bolivar sont issues du plan de mine préparé en 2007 et subséquemment revu et/ou révisé par la direction. Ces prévisions sont sous réserves de modifications. La Société ne peut donner aucune assurance qu'elle réalisera ses estimations de production. Le défaut d'atteindre les estimations de production prévues pourrait avoir un effet défavorable important sur les flux monétaires futurs de la Société, les résultats du programme pilote et la situation financière future de la Société.

La production actuelle pourrait différer des estimations en raison des risques inhérents décrits précédemment ainsi que pour d'autres raisons telles que les suivantes :

- les teneurs, tonnage, métallurgie et autres caractéristiques du matériel extrait qui pourraient être différents des prévisions;
- la dilution minière;
- l'effondrement des murs de rampe ou glissement de terrains;
- les problèmes de ventilation et de température sous terre;
- les accidents de travail;
- les bris d'équipement;
- les phénomènes naturels tels que les intempéries, inondations, tremblements de terre et autres sinistres;
- les formations géologiques inhabituelles ou inattendues;
- les variations dans les prix de l'énergie et les pannes d'énergie;
- la rupture des stocks de fournitures nécessaires aux opérations telles que les explosifs, le gaz, les réactifs chimiques, l'eau, les pièces de remplacement et les lubrifiants; et
- les réglementations imposées par les organismes gouvernementaux.

Titres de propriété

La Société prend des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la Société ne seront pas contestés. Les titres de propriétés peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés (se reporter aux notes 9 et 20 des états financiers consolidés intermédiaires non vérifiés au 31 mars 2008).

Besoins en capitaux

L'exploration, la mise en valeur, le traitement et l'exploitation des propriétés de la Société exigeront un financement supplémentaire considérable. Les seules sources de fonds disponibles pour la Société sont l'émission de capital-actions, l'emprunt et la vente de concentrés provenant du programme pilote. Il n'existe aucune assurance que de tels financements seront disponibles à la Société ni qu'ils le seront selon des modalités favorables à la Société ou qu'ils seront suffisants pour répondre aux besoins de la Société, ce qui pourrait avoir une incidence négative sur les affaires de la Société et sur sa situation financière. L'impossibilité d'obtenir un financement suffisant peut entraîner un retard, voire le report indéterminé des travaux d'exploration, de mise en valeur ou de production sur l'une ou l'ensemble des propriétés de la Société, et même occasionner la perte de sa participation dans une propriété.

Réglementation et exigences environnementales

Les activités de la Société nécessitent l'obtention de permis auprès de diverses autorités gouvernementales et sont régies par des lois et des règlements sur l'exploration, la mise en valeur, l'exploitation, la production, les exportations, les impôts, les normes du travail et la sécurité au travail ainsi que sur l'environnement et autres questions. Des coûts supplémentaires et des retards peuvent être occasionnés par la nécessité de se conformer aux lois et règlements. Si la Société ne pouvait obtenir ou renouveler les licences, permis ou approbations, elle pourrait être forcée de réduire ou cesser ses activités d'exploration ou de mise en valeur.

Risque des prix des métaux de base

La Société est exposée au risque lié au prix des métaux car le règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. La Société n'utilise pas d'instruments dérivés pour éliminer le risque.

Risque de change

La Société réalise ses ventes de concentrés et une partie de ses achats en devises principalement en dollars américains et en pesos mexicains. Par conséquent, certains actifs et passifs, notamment la trésorerie et les équivalents de trésorerie, les débiteurs (créditeurs) clients, les taxes à la consommation et autre débiteurs, les comptes créditeurs et charges à payer, ainsi que certains revenus et charges sont exposés aux fluctuations des devises.

Risque de crédit

La Société est assujettie à une concentration de son risque de crédit sur la trésorerie et équivalents de trésorerie, les débiteurs (créditeurs) clients et les taxes à la consommation et autres débiteurs. La Société conserve presque toute sa trésorerie et équivalents de trésorerie auprès d'importantes institutions financières au Canada et au Mexique. Par conséquent, selon la direction, le risque de crédit relié à la non performance des tierces parties est faible. La totalité du compte débiteurs (créditeurs) clients de la Société concerne un seul client et représente un risque de crédit normal. La totalité des taxes à la consommation est due par le gouvernement mexicain et représente, selon la direction, un risque de crédit normal.

PERSPECTIVES

Objectifs 2008

- Poursuivre un programme d'exploration agressif pour accroître et surclasser les ressources connues au site Bolivar;
- Continuer l'exploration pour augmenter la première évaluation des ressources à Cusi;
- Effectuer les tests métallurgiques à Cusi et entreprendre un programme pilote à Cusi;
- Commencer une étude de faisabilité au site Bolivar pour obtenir les paramètres d'une éventuelle production à grande échelle, y compris la construction d'une usine de taille adéquate sur le site;
- Évaluer le plein potentiel de la nouvelle propriété récemment acquise – La Engañosa;
- Traiter 144 000 tonnes de matériel de teneurs moyennes de 1,4 % Cu et 8,0 % Zn pour une valeur de production estimative de 24 millions de dollars américains;
- Forer 35 000 mètres au total à Bolivar et Cusi;
- Poursuivre l'exploration des zones à potentiel à l'extérieur des sites miniers des anciennes mines dans la région de Bolivar et de Cusi;
- Maintenir un programme d'amélioration des coûts dans tous les secteurs de la Société.

Contrôles et procédures

Contrôles et procédure de communication de l'information et contrôles internes à l'égard de l'information financière

La Société, sous la supervision et avec la participation de la direction, dont le chef de la direction et le chef des opérations financières, a évalué l'efficacité des contrôles et procédures de communication de l'information et ont évalué la conception des contrôles internes de la Société à l'égard de l'information financière à la fin de la période terminée le 31 mars 2008 conformément au règlement 52-109. En fonction de cette évaluation, il a été déterminé i) que les contrôles et procédures de communication de l'information sont efficaces et permettent que l'information importante concernant la Société et ses filiales leur soit connus en temps opportun, et ii) que les contrôles internes à l'égard de l'information financière ont été conçus de façon à fournir une assurance raisonnable quant à la fiabilité de l'information financière et à la préparation des états financiers consolidés à être publiés conformément aux principes comptables généralement reconnus du Canada.

Au cours de la période de trois mois terminée le 31 mars 2008, les changements suivants ont été apportés aux contrôles internes à l'égard de l'information financière afin de pallier des faiblesses identifiées au cours du dernier trimestre de 2007 :

- Processus d'évaluation des ventes : des nouvelles procédures ont été implantées afin d'assurer l'utilisation des prix futurs appropriés à la date de constatation des ventes;

- Transmission de l'information à l'égard d'ententes d'engagements importants : Les gestionnaires et certains officiers de la Société devront compléter et signer un rapport mensuel, qui énumérera toutes les ententes conclues ou engagements pris par la Société pendant la période de report et dont ils ont eu connaissance.

Autres que les changements mentionnés ci-haut, il n'est survenu aucun changement concernant les contrôles internes à l'égard de l'information financière au cours de la période de trois mois terminée le 31 mars 2008 qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur les contrôles internes à l'égard de l'information financière.

<u>AUTRES</u>

a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site Web de la Société à www.diabras.com.

b) i) RÈGLEMENT 51-102 – PAR. 5.3

Analyse des coûts et frais d'exploration reportés :

	Bolivar	Cusi	La Engañosa	Pour la période de trois mois terminée le 31 mars 2008 Total	Pour l'exercice terminé le 31 décembre 2007 Total
	$	$	$	$	$
Solde au début de la période	3 404 627	18 066 155	-	21 470 782	11 672 155
Coûts et frais d'exploration reportés					
Coûts d'acquisition et frais y afférents	203 708	(8 947)	64 789	259 550	1 446 016
Échantillonnage	79 415	63 954	-	143 369	2 174 022
Consultation en géologie et gestions	257 044	244 879	2 895	504 818	1 343 279
Forage et mise en valeur	1 577 383	914 805	-	2 492 188	9 265 331
Traitement à l'usine pilote et tests métallurgiques	877 508	-	-	877 508	5 131 739
Supervision et administration locales	177 229	126 570	-	303 799	939 631
Transport	1 925 135	17 155	-	1 942 290	9 999 427
Chemins	15 936	13 104	-	29 040	145 722
Camps	275 396	65 849	-	341 245	2 817 404
Amortissement des bâtiments et équipements d'exploration capitalisés	621 016	160 800	337	782 153	3 526 437
Rémunération à base d'actions	-	-	-	-	772 898
	6 009 770	1 598 169	68 021	7 675 960	37 561 906
Radiation d'actifs miniers – coûts et frais d'exploration reportés	-	-	-	-	(1 199 891)
Ventes de concentrés	(6 625 881)	-	-	(6 625 881)	(24 056 537)
	(616 111)	1 598 169	68 021	1 050 079	12 305 478
Transfert à excédent de recouvrement des coûts – exploitation pilote	790 462	-	-	790 462	(2 506 851)
	174 351	1 598 169	68 021	1 840 541	9 798 627
Solde à la fin de la période	3 578 978	19 664 324	68 021	23 311 323	21 470 782

(ii) RÈGLEMENT 51-102 – PAR. 5.4

Divulgation au 30 mai 2008 des données relatives aux titres en circulation

Actions ordinaires : 111 501 269

Options en circulation : 10 518 333

Nombre d'options	Prix de levée	Date d'échéance
	$	
600 000	0,85	octobre 2008
930 000	0,75	août 2009
400 000	0,75	février 2010
1 313 333	0,30	septembre 2010
125 000	0,22	septembre 2010
2 455 000	0,40	février 2011
1 890 000	0,90	septembre 2011
40 000	0,98	janvier 2012
1 735 000	1,10	avril 2012
250 000	1,28	juin 2012
150 000	1,25	juillet 2012
300 000	0,89	octobre 2012
330 000	0,61	avril 2013

RENSEIGNEMENTS SUR LA SOCIÉTÉ

SIÈGE SOCIAL

Bureau 2750
600, boul. de Maisonneuve Ouest
Montréal (Québec) H3A 3J2

Tél. : (514) 393-8875
Téléc. : (514) 393-8513

BOURSE

Bourse de croissance TSX
Symbole de cotation : DIB

VÉRIFICATEURS

PricewaterhouseCoopers s.r.l./s.n.c.r.l
Bureau 2800
1250, boulevard René-Lévesque Ouest
Montréal (Québec) H3B 2G4

AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Services aux investisseurs
Computershare Inc.

RELATIONS AVEC LES INVESTISSEURS

Nathalie Dion
Responsable des relations avec les investisseurs
Tél. : (514) 393-8875, p. 241
Courriel : ndion@diabras.com

Léonard Teoli
Chef des opérations financières
Tél. : (514) 393-8875, p. 226

SITE INTERNET

www.diabras.com

ADMINISTRATEURS

Thomas L. Robyn
Président du conseil

Daniel Tellechea

Réjean Gosselin

Robert D. Hirsh

Philip Renaud

Mario Caron

Eduardo Gonzalez

DIRIGEANTS

Thomas L. Robyn, Ph. D.
Président du conseil

Daniel Tellechea
Président et chef de la direction

François Auclair, M.Sc., Geo., FGAC
Vice-président de l'exploration

Léonard Teoli, C.A.
Chef des opérations financières

Luce L. Saint-Pierre, LL.B., C.A.
Secrétaire

File No. 82-34990

DIA BRAS
exploration

EXPLORATION DIA BRAS INC.

(UNE SOCIÉTÉ AU STADE D'EXPLORATION)

États financiers consolidés intermédiaires

Période de trois mois terminée le 31 mars 2008

(Non vérifiés)

DIA BRAS
exploration

AVIS AUX LECTEURS DES ÉTATS FINANCIERS INTERMÉDIAIRES CONSOLIDÉS NON VÉRIFIÉS

Les présents états financiers intermédiaires consolidés non vérifiés d'Exploration Dia Bras inc. pour la période de trois mois terminée le 31 mars 2008 n'ont pas été examinés par les vérificateurs externes de la Société.

EDOUARDO GONZALEZ, administrateur

LEONARD TEOLI, chef des operations financières

Montréal, Québec
Le 30 mai 2008

Exploration Dia Bras inc.
(une société au stade d'exploration)
Bilans consolidés

	Au 31 mars 2008	Au 31 décembre 2007
	$	$
	(non vérifiés)	(vérifiés)
Actif		
Actif à court terme		
Trésorerie et équivalents de trésorerie	3 737 076	6 700 016
Débiteurs clients (note 5)	1 359 489	-
Taxes à la consommation et autres débiteurs	2 075 558	1 609 506
Impôts à recevoir	799 476	722 515
Stocks du programme d'exploitation pilote, au coût (note 6)	207 085	608 885
Placement temporaire (note 7)	100 200	167 000
Frais payés d'avance	45 092	12 839
	8 323 976	9 820 761
Immobilisations corporelles (note 8)	216 624	233 000
Actifs miniers (note 9)	39 243 383	36 837 706
	47 783 983	46 891 467
Passif		
Passif à court terme		
Comptes créditeurs et charges à payer	2 917 683	2 254 123
Créditeurs clients (note 5)	-	1 368 164
Impôts sur les bénéfices à payer	18 104	42 166
Abattement sur loyer reporté	19 188	19 188
	2 954 975	3 683 641
Excédent de recouvrement des coûts – exploitation pilote (note 9 a) iv))	5 097 411	4 263 442
Abattement sur loyer reporté	63 959	68 756
	8 116 345	8 015 839
Capitaux propres		
Capital-actions (note 10)	53 238 350	53 218 198
Surplus d'apport (note 13)	8 160 900	8 169 052
Déficit	(21 731 612)	(22 511 622)
	39 667 638	38 875 628
	47 783 983	46 891 467

Engagements et éventualité (notes 19 et 20)

Exploration Dia Bras inc.

(un société au stade d'exploration)

Résultats, résultat étendu et revenu (déficit) consolidés

	Période de trois mois terminée le 31 mars 2008	Période de trois mois terminée le 31 mars 2007
	$	$
	(non vérifiés)	(non vérifiés)
Revenus		
Revenus d'intérêt	43 705	109 892
Gain sur variation de la valeur du placement temporaire	-	110 500
Gain nette sur variation du cours du marché des produits de base	1 373 705	-
Gain de change	91 199	-
Revenus divers	39 541	-
	1 548 150	220 392
Charges		
Frais d'administration	606 878	517 252
Rémunération à base d'actions (note 12)	-	41 994
Frais d'intérêts	3 613	14 764
Amortissement d'immobilisations corporelles	18 867	7 191
Perte à la cession de terrain, bâtiments et équipement d'exploration	4 453	-
Perte nette sur variation du cours du marché des prix de base	-	1 282 415
Perte sur variation de la valeur du placement temporaire (note 7)	66 800	-
Perte de change	-	146 007
	700 611	2 009 623
Bénéfice (perte) de la période avant impôt sur les bénéfices	847 539	(1 789 231)
Provision pour (recouvrement d') impôts futurs (note 15)		
Exigibles	67 529	93 000
Futurs	-	(459 000)
	67 529	(366 000)
Bénéfice net (perte nette) et résultat étendu de la période	780 010	(1 423 231)
Déficit au début de la période	(22 511 622)	(13 727 423)
Modification de la convention comptable relative aux instruments financiers (notes 3 et 7)	-	399 500
Déficit à la fin de la période	(21 731 612)	(14 751 154)
Bénéfice net (perte nette) de base et diluée par action	0,01	(0,01)
Nombre moyen pondéré de base et dilué d'actions en circulation	111 373 027	109 663 346

Exploration Dia Bras inc.
(une société au stade d'exploration)
Flux de trésorerie consolidés

	Période de trois mois terminée le 31 mars 2008	Période de trois mois terminée le 31 mars 2007
	$	$
	(non vérifiés)	(non vérifiés)
Flux de trésorerie liés aux		
Activités d'exploitation		
Bénéfice nette (perte) de la période	780 010	(1 423 231)
Ajustements :		
Rémunération à base d'actions (note 12)	-	41 994
Perte (gain) sur la variation du placement temporaire (note 7)	66 800	(110 500)
Impôts futurs	-	(459 000)
Perte à la cession de terrain, bâtiments et équipement d'exploration	4 453	-
Amortissement d'immobilisations corporelles	18 867	7 191
Amortissement de l'abattement sur loyer reporté	(4 797)	-
Perte (gain) non réalisée sur variation du cours du marché des produits de base	(824 149)	1 282 415
Perte (gain) de change	-	146 007
	41 184	(515 124)
Variation des éléments hors caisse du fonds de roulement (note 17)	11 536	1 364 488
	52 720	849 364
Activités de financement		
Capital-actions	12 000	218 000
	12 000	218 000
Activités d'investissement		
Augmentation des actifs miniers (à l'exception de terrain, bâtiments et équipement d'exploration)	(8 309 616)	(9 698 695)
Augmentation de terrain, bâtiments et équipement d'exploration	(389 662)	-
Produit de la vente de concentrés	5 665 244	5 354 105
Cession de terrain, bâtiments et équipement d'exploration	8 865	-
Acquisition d'immobilisations corporelles	(2 491)	(153 189)
	(3 027 660)	(4 497 779)
Variation de la trésorerie et des équivalents de trésorerie au cours de la période	(2 962 940)	(3 430 415)
Trésorerie et équivalents de trésorerie au début de la période	6 700 016	19 704 587
Trésorerie et équivalents de trésorerie à la fin de la période	3 737 076	16 274 172

Information complémentaire aux flux de trésorerie (note 17)

1 Nature des activités

Exploration Dia Bras inc. (la « Société »), une société au stade d'exploration, a été constituée en vertu de la *Loi canadienne sur les sociétés par actions* le 11 avril 1996. Les activités principales de la Société consistent en l'acquisition, l'exploration et la mise en valeur de propriétés minières.

La Société, par l'entremise de sa filiale mexicaine en propriété exclusive Dia Bras Mexicana, détient ou contrôle plusieurs concessions minières situées dans les états de Chihuahua et Jalisco, au Mexique, qui sont présentement au stade de l'exploration. Jusqu'à ce qu'il soit établi que les propriétés contiennent des réserves ou des ressources minérales qui peuvent être exploitées de façon économique, elles seront présentées comme propriétés minières. La rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la Société dans les concessions minières sous-jacents, de l'obtention de permis règlementaires, de la possibilité pour la Société d'obtenir le financement nécessaire à la mise en valeur de ces propriétés et à la construction des installations de traitement, sur le site s'il y a lieu, ainsi que de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la Société.

La Société prend des mesures conformes aux standards de l'industrie pour valider des titres de propriétés à ce stade de l'exploration. Toutefois, rien ne garantit que les titres des propriétés de la Société ne soient pas contestés. Ils peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés, et des défauts non relevés peuvent avoir une incidence sur ces titres (se référer aux notes 9 et 20).

2 Périmètre de consolidation

Les états financiers consolidés comprennent les comptes de la Société et de ses filiales en propriété exclusive, Dia Bras Mexicana S. de R.L. de C.V. et Servicios de Minería de la Sierra S. de R.L. de C.V. et Bolivar Administradores S.A. de C.V.

3 Principales conventions comptables et nouvelles normes comptables

a) Principales conventions comptables

Les états financiers consolidés intermédiaires de la Société ont été préparés selon les mêmes conventions comptables et modes de calcul que ceux en application pour les états financiers consolidés annuels vérifiés de la Société au 31 décembre 2007 à l'exception de ce qui suit. Les présents états financiers consolidés intermédiaires ne comprennent pas l'ensemble de la divulgation requise par les principes comptables généralement reconnus du Canada pour les états financiers annuels consolidés et devraient être lus en tenant compte des états financiers consolidés vérifiés annuels de la Société et les notes afférentes pour l'exercice terminé le 31 décembre 2007.

b) Nouvelles normes comptables

Dia Bras a adopté, à compter du 1er janvier 2008, les nouvelles normes comptables suivantes du Manuel de l'Institut Canadien des Comptables Agréés relatives aux instruments financiers :

Le chapitre 3862, Instruments financiers – informations à fournir

Ce chapitre présente les informations à fournir qui permettent d'évaluer l'importance des instruments financiers au regard de la situation financière et de la performance financière de l'entité; et la nature et l'ampleur des risques découlant des instruments financiers auxquels l'entité ainsi que la façon dont l'entité gère ces risques.

Le chapitre 3863, Instruments financiers – présentation

Le chapitre 3863 établit des normes de présentation pour les instruments financiers et les dérivés incorporés. Il décrit plus en détails les normes présentées au chapitre 3861, *Instruments financiers – information à fournir et présentation.*

Le chapitre 1535, Informations à fournir concernant le capital

Ce chapitre établit des normes pour la divulgation d'informations sur le capital de l'entité et la façon dont il est géré. Il décrit la divulgation des objectifs, politiques et procédures de gestion du capital, les données quantitatives données sur les éléments que la Société considère comme capital, le fait que la Société s'est conformée à toute exigence en matière de capital, ou le cas échéant, les conséquences de la non-conformité.

Le chapitre 1400, Normes générales de présentation des états financiers

Le chapitre 1400 a été modifié pour y inclure les exigences relatives à l'évaluation et la divulgation de la capacité de l'entreprise à poursuivre son exploitation. Ces nouvelles recommandations n'auront aucune incidence sur les états financiers consolidés de la Société qui évalue déjà sa capacité à poursuivre son exploitation.

Le chapitre 3031, Stocks

Ce chapitre remplace le présent chapitre 3030. Le nouveau chapitre prévoit que les stocks doivent être mesurés au « moindre du coût et de la valeur de réalisation nette », ce qui diffère de la directive actuelle qui réfère au « moindre du coût et de la valeur du marché ». Le nouveau chapitre exige également, s'il y a lieu, que toute reprise de dépréciation précédemment enregistrée soit comptabilisée.

4 Instruments financiers et gestion de risques

a) Instruments financiers

La Société a classifié les instruments financiers comme suit :

	Période de trois mois terminée le 31 mars 2008	**L'exercice terminé le 31 décembre 2007**
	$	**$**
Actifs financiers		
Détenus à des fins de transaction, à la juste valeur		
Trésorerie et équivalents de trésorerie	3 737 076	6 700 016
Placement temporaire	100 200	167 000
Prêts et créances – au coût après amortissement		
Débiteurs clients	1 359 489	-
Taxes à la consommation et autres débiteurs	2 075 558	1 609 506
Impôts à recevoir	799 476	722 515
Passifs financiers		
Détenus à des fins de transaction, à la juste valeur		
Créditeurs clients	-	1 368 164
Autres passifs, au coût après amortissement		
Comptes créditeurs et charges à payer	2 954 975	2 315 477

La Société n'avait pas d'instruments financiers détenus jusqu'à leur échéance au cours du trimestre terminé le 31 mars 2008 ni au cours de l'exercice terminé le 31 décembre 2007.

b) Provision pour pertes sur créances

	Période de trois mois terminée le 31 mars 2008	**L'exercice terminé le 31 décembre 2007**
	$	**$**
Taxes à la consommation et autres débiteurs	2 075 558	1 609 506
Impôts à recevoir	799 476	722 515
Provision pour créances douteuses	-	-
	2 875 034	2 332 021

La direction estime qu'aucun des comptes débiteurs ne représente une créance douteuse au 31 mars 2008 et par conséquent, aucune provision à ce titre n'a été comptabilisée.

c) Juste valeur

La Société a déterminé la juste valeur estimative de ses instruments financiers à partir d'estimations et d'hypothèses. Les résultats réels pourraient être différents de ces estimations, et l'utilisation d'hypothèses ou de méthodes différentes pourrait avoir une incidence importante sur les justes valeurs estimatives.

La trésorerie et les équivalents de trésorerie, les débiteurs du programme d'exploitation pilote et les comptes créditeurs et charges à payer sont des instruments financiers dont la juste valeur se rapproche de la valeur comptable en raison de leur échéance à court terme.

Le placement temporaire et la provision pour règlement final sont mesurés à leur juste valeur marchande.

d) Politiques de gestion du risque et activités de couverture

La Société est exposée aux risques de prix des métaux, de taux de change et de taux d'intérêt. Le conseil d'administration de la Société est responsable de l'élaboration de la politique de gestion du risque et de son application. Bien qu'elle ait la capacité d'utiliser des options, des contrats d'opération à terme et des contrats à terme, la Société n'est généralement pas partie à ce type d'arrangement. De la même façon, la Société n'utilise pas d'instruments financiers dérivés pour réduire ces risques financiers.

Risque de taux d'intérêt

Les débiteurs clients (créditeurs) et les comptes créditeurs et charges à payer de la Société ne portent pas intérêt. La trésorerie et les équivalents de trésorerie portent intérêt à des taux variables et fixes.

Risque de change

La Société réalise ses ventes de concentré et une partie de ses achats en devises principalement en dollars américains et en pesos mexicains. Par conséquent, certains actifs et passifs, notamment la trésorerie et les équivalents de trésorerie, les débiteurs clients (créditeurs), les taxes à la consommation et autre débiteurs, les comptes créditeurs et charges à payer, ainsi que certains revenus et charges sont exposés aux fluctuations des devises.

Au 31 mars 2008, les postes suivants étaient composés de sommes en devises comme suit :

			Au 31 mars 2008
	$ US	**Pesos Mx**	**Équivalent en $ CA**
Trésorerie et équivalents de trésorerie	269 110	928 280	366 346
Créances clients	1 322 589	-	1 359 489
Taxes à la consommation et autres débiteurs	-	20 410 961	1 972 931
Créditeurs et charges à payer et impôts à recevoir et à payer	(7 156)	(21 581 648)	(2 093 446)
Solde net	1 584 543	(242 407)	1 605 320

			Au 31 décembre 2007
	$ US	**Pesos Mx**	**Équivalent en $ CA**
Trésorerie et équivalents de trésorerie	1 122 440	619 342	1 164 824
Créances clients	-	-	-
Taxes à la consommation et autres débiteurs	-	16 858 433	1 525 520
Créditeurs et charges à payer et impôts à recevoir et à payer	(12 788)	(16 452 464)	(1 501 416)
Débiteurs clients	(1 384 958)	-	(1 368 103)
Solde net	(275 306)	1 025 311	(179 175)

Risque de crédit

La Société est assujettie à une concentration de son risque de crédit sur la trésorerie et équivalents de trésorerie, les débiteurs (créditeurs) clients et les taxes à la consommation et autres débiteurs. La Société conserve presque toute sa trésorerie et équivalents de trésorerie auprès d'importantes institutions financières au Canada et au Mexique. Par conséquent, selon la direction, le risque de crédit lié à la non performance des tierces parties est faible. La totalité des débiteurs (créditeurs) clients concerne un seul client et représente un risque de crédit normal. La totalité des taxes à la consommation est due par le gouvernement mexicain et représente donc, selon la direction, un risque de crédit normal.

Risque des prix des métaux

La Société est exposée au risque lié au prix des métaux quant à la variation des prix des concentrés produits étant donné que le prix de règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. La Société peut avoir recours à des options et des contrats à terme pour gérer le risque de prix. La Société n'utilise pas d'instruments dérivés pour éliminer le risque.

Risque de liquidité

Le risque de liquidité s'entend du risque que la Société ne soit pas en mesure de satisfaire à ses obligations à leur échéance. La méthode adoptée par la Société pour gérer ce risque est de s'assurer qu'elle a les fonds nécessaires pour satisfaire à ses obligations à leur échéance. Si la Société prévoit ne pas pouvoir satisfaire à ses obligations, la direction envisage alors de lever des fonds additionnels par le biais d'émission d'actions ou de dette.

5 Débiteurs (créditeurs) clients

Les débiteurs (créditeurs) clients de la Société se détaillent comme suit :

	Au 31 mars 2008	Au 31 décembre 2007
		$
Débiteurs - programme d'exploitation pilote	1 121 220	1 048 690
Provision pour règlement final *	238 269	(2 416 854)
	1 359 489	(1 368 164)

* La provision pour règlement final représente le montant estimé qui pourrait être récupéré ou remboursé au 31 mars 2008 relativement aux livraisons de concentrés pour lesquelles la Société a perçu un montant provisionnel représentant environ 90 % de la livraison à la date de livraison. Les livraisons pour lesquelles il n'y avait pas eu de règlement final au 31 mars 2008 s'élèvent à environ 3 224 tonnes de concentré de zinc (7 106 650 livres payables) et 931 tonnes de concentré de cuivre (2 051 535 livres payables) (respectivement 4 634 tonnes (10 213 000 livres payables) et 1 590 tonnes (3 503 000 livres payables) au 31 décembre 2007). Le règlement final sera déterminé à la date prévue de la cotation finale, selon les termes de l'entente, et ainsi pourrait varier sensiblement du montant de la provision actuelle.

6 Stocks du programme d'exploitation pilote

	Au 31 mars 2008	Au 31 décembre 2007
	$	$
Matériel morcelé, à l'usine	-	37 600
Concentré	207 085	571 285
	207 085	608 885

7 Placement temporaire

	Au 31 mars 2008	Au 31 décembre 2007
	$	$
Ressources Pershimco inc. (« Pershimco ») 835 000 actions ordinaires à la valeur à la cote (835 000 actions ordinaires à la valeur à la cote au 31 décembre 2007)	100 200	167 000
	100 200	167 000

Les variations dans la valeur du placement temporaire au cours de l'exercice sont les suivantes :

	Période de trois mois terminée le 31 mars 2008			Exercice terminé le 31 décembre 2007
	Actions ordinaires	**Actions ordinaires**	**Bons de souscription**	**Total**
	$	**$**	**$**	**$**
Solde au début de la période	167 000	261 113	78 887	340 000
Changement de norme comptable (note 3)	-	240 387	159 113	399 500
Solde ajusté au début de la période	167 000	501 500	238 000	739 500
Augmentation (diminution) de la juste valeur au cours de la période	(66 800)	(498 601)	85 000	(413 601)
Exercice de bons de souscription	-	663 000	(323 000)	340 000
Cession	-	(498 899)	-	(498 899)
Solde à la fin de la période	100 200	167 000	-	167 000

8 Immobilisations corporelles

	Au 31 mars 2008			
	Coût	**Amortissement cumulé**	**Net**	**Durée de vie estimative**
	$	**$**	**$**	
Équipement informatique	86 612	41 182	45 430	3 ans
Équipement de bureau	71 133	28 720	42 413	3 ans
Améliorations locatives	160 976	32 195	128 781	durée du bail
	318 721	102 097	216 624	

	Au 31 décembre 2007			
	Coût	**Amortissement cumulé**	**Net**	**Durée de vie estimative**
	$	**$**	**$**	
Équipement informatique	84 121	35 672	48 449	3 ans
Équipement de bureau	71 133	22 792	48 341	3 ans
Améliorations locatives	160 976	24 766	136 210	durée du bail
	316 230	83 230	233 000	

9 Actifs miniers

	Au 31 mars 2008	Au 31 décembre 2007
	$	$
Coûts et frais d'exploration reportés a)	23 311 323	21 470 782
Terrain, bâtiments et équipements d'exploration b)	12 872 546	13 278 355
Stock de pièces et fournitures	2 690 626	1 812 324
Dépôts sur actifs miniers	368 888	276 245
	39 243 383	36 837 706

a) Coûts et frais d'exploration reportés

	Coûts		Frais d'exploration reportés		Total	
	Au 31 mars 2008	Au 31 décembre 2007	Au 31 mars 2008	Au 31 décembre 2007	Au 31 mars 2008	Au 31 décembre 2007
	$	$	$	$	$	$
Mexique (État de Chihuahua)						
Projets Bolivar						
Mine Bolivar III et IV* (propriété Mine Bolivar) iv) (note 20)	-	-	-	-	-	-
La Chaparrita ii)	85 089	-	-	-	85 089	-
Bolivar iii)	85 076	-	-	-	85 076	-
Piedras Verdes	357 039	356 917	2 073 771	2 073 771	2 430 810	2 430 688
San José v) (note 22 b))	228 174	228 174	271 504	271 504	499 678	499 678
Mezquital	33 081	30 716	99 105	99 105	132 186	129 821
La Cascada	14 034	12 794	133 577	133 577	147 611	146 371
Val	2 867	2 867	100 928	100 928	103 795	103 795
Autres	72 431	71 972	22 302	22 302	94 733	94 274
Projets Cusi vi)						
India – Marisa a)	240 920	240 920	1 706 162	1 706 147	1 947 082	1 947 067
Holguin – San Juan b)	1 555 538	1 545 056	13 112	13 112	1 568 650	1 558 168
San Miguel – La Bamba c) (option)	222 061	221 726	2 537 905	2 532 400	2 759 966	2 754 126
Mineria Cusi – Santa Edwiges/ San Nicolas d) (option)	2 140 252	2 162 028	11 177 728	9 576 131	13 317 980	11 738 159
DBM	27 894	25 883	42 752	42 752	70 646	68 635
La Engañosa i)	64 789	-	3 232	-	68 021	-
	5 129 245	4 899 053	18 182 078	16 571 729	23 311 323	21 470 782

	Coûts		Frais d'exploration reportés		Total	
	Au 31 mars 2008	Au 31 décembre 2007	Au 31 mars 2008	Au 31 décembre 2007	Au 31 mars 2008	Au 31 décembre 2007
	$	$	$	$	$	$
***Bolivar III et IV (propriété Mine Bolivar)**						
Coûts et frais d'exploration reportés	1 827 013	1 797 655	64 909 234	59 146 680	66 736 247	60 944 335
Moins : Ventes cumulées de concentrés provenant du programme pilote	(1 827 013)	(1 797 655)	(70 006 645)	(63 410 122)	(71 833 658)	(65 207 777)
		-	(5 097 411)	(4 263 442)	(5 097 411)	(4 263 442)
Moins : transfert à excédent de recouvrement des coûts – exploitation pilote	-	-	5 097 411	4 263 442	5 097 411	4 263 442
	-	-	-	-	-	-

i) La Engañosa

En février 2008, la Société a signé une convention d'option avec Arnoldo Castañeda Martínez et Consorcio Minero Latinoamericano S.A de C.V. (« Martinez-Consorcio et Minero ») en vertu de laquelle la Société peut acquérir un intérêt de 100 % dans la propriété La Engañosa en effectuant des paiements totaux de 1 300 294 $[1)] (1 265 000 $ US) comme suit :

a) 66 814 $[1)] (65 000 $ US) à la date de la signature (payé),
b) 77 093 $[1)] (75 000 $ US) en août 2008,
c) 77 093 $[1)] (75 000 $ US) en février 2009,
d) 154 185 $[1)] (150 000 $ US) en août 2009,
e) 205 580 $[1)] (200 000 $ US) en février 2010,
f) 308 370 $[1)] (300 000 $ US) en août 2010,
g) 411 160 $[1)] (400 000 $ US) en février 2011,

et en engageant des dépenses d'exploration de 308 370 $[1)] (300 000 $ US) par année pendant trois ans.

Les paiements de d) à g) (18 mois à 36 mois) peuvent être convertis au gré de Martinez-Consorcio et Minero en actions ordinaires libres de la Société si les actions de la Société transigent à un prix de 1,25 $ et plus. La propriété est sujette à une redevance de 2 % rachetable pendant une période de six ans, à un prix de 1 541 850 $[1)] (1 500 000 $ US) plus une royauté annuelle de 49 339 $[1)] (48 000 $ US) après cinq ans.

ii) La Chaparrita

En janvier 2008, la Société a conclu un contrat de droit d'achat avec Minera Senda de Plata relativement à la propriété La Chaparrita, d'une superficie de 10,0 hectares adjacent aux concessions Bolivar III et IV (propriété Mine Bolivar), en contrepartie d'un montant total de 87 372 $[1)] (85 000 $ US) payable comme suit :

- 15 419 $[1)] (15 000 $ US) à la date de la signature (payé),
- 15 419 $[1)] (15 000 $ US) en juillet 2008,
- 56 535 $[1)] (55 000 $ US) en janvier 2009.

Au 31 mars 2008, le montant total de 71 953 $[1)] (70 000 $ US) est inclus dans les comptes créditeurs et charges à payer.

iii) Bolivar

En janvier 2008, la Société a conclu un contrat de droit d'achat avec Le Groupe Fernandez relativement à la propriété Bolivar, d'une superficie de 63,56 hectares adjacent aux concessions Bolivar III et IV (la propriété Mine Bolivar), en contrepartie d'un montant total de 87 372 $[1)] (85 000 $ US) payable comme suit :

- 15 419 $[1)] (15 000 $ US) à la date de la signature,
- 15 419 $[1)] (15 000 $ US) en juillet 2008,
- 56 535 $[1)] (55 000 $ US) en janvier 2009.

Au 31 mars 2008, le montant total de 71 953 $[1)] (70 000 $ US) est inclus dans les comptes créditeurs et charges à payer.

iv) Bolivar III et IV (propriété Mine Bolivar)

En août 2004, la Société a conclu une convention commerciale avec les propriétaires de Bolivar III et Bolivar IV (la propriété Mine Bolivar) en vertu de laquelle la Société a acquis 100 % de ces deux concessions en contrepartie de 1 200 000 $ US à payer sur une période de deux ans. Le dernier versement prévu en 2006 a été reporté pour des questions d'ordre juridique (note 20).

En octobre 2007, la Société a conclu une entente de terminaison et transfert de droits relativement à la convention commerciale mentionnée précédemment et versé un montant de 170 888 $[1)] (166 250 $ US) lors de la signature. Au 31 mars 2008, il reste à payer un montant de 28 910 $[1)] (28 125 $ US).

Au cours de la période de trois mois terminée le 31 mars 2008, la Société a poursuivi son programme d'exploitation pilote sur la propriété Mine Bolivar. Au cours de l'exercice, les ventes de concentré de zinc et de concentré de cuivre se sont élevées à 6 625 881 $ (5 696 533 $ pour la période de trois mois terminée le 31 mars 2007). Conformément à la convention comptable adoptée par la Société, le revenu des ventes de concentrés avant le début de la production commerciale est présenté en réduction des coûts et frais d'exploration reportés afférents. Par conséquent, l'excédent du recouvrement sur les coûts et frais d'exploration reportés de la propriété Mine Bolivar, au montant de 5 097 411 $ (4 263 442 $ au 31 décembre 2007), est présenté au passif à long terme aux bilans consolidés.

v) Propriétés San José

En juillet 2003, la Société a conclu une convention d'option avec El Paso Partners, Ltd. (« EPP ») en vertu de laquelle elle peut acquérir un intérêt cumulatif pouvant atteindre 100 % dans la propriété d'argent et de métaux de base San José, d'une superficie de 823,16 hectares, en contrepartie d'un montant de 349 500 $ US et des dépenses d'exploration de 1 683 700 $[1)] (1 638 000 $ US) à effectuer avant juillet 2009. Le dernier versement de 38 546 $[1)] (37 500 $ US) pour la propriété San José a été effectué en février 2008 et la Société a estimé qu'il n'y avait pas lieu de comptabiliser une dépense pour réduction de valeur pour ce projet au 31 décembre 2007.

Selon les termes de l'entente, une avance annuelle sur les paiements de redevance de 64 244 $[1)] (62 500 $ US) est prévue en juillet 2008 et juillet 2009.

La Société évalue le statut de ce projet et les termes de son entente vis-à-vis ses plans stratégiques futurs. Si la Société décide d'abandonner ce projet, les coûts et dépenses d'exploration reportés s'y afférents seraient alors radiés (se référer à la note 22 b)).

vi) Projet Cusi

Au cours des mois de mai et juin 2006, la Société a jalonné des claims et conclu diverses conventions en vue d'acquérir un intérêt dans plus de 7 500 hectares de concessions minières contiguës (les « propriétés Cusi »), dont 12 anciennes mines dans le district argentifère Cusihuiriachic (« Cusi ») à moins de 40 kilomètres de l'usine Malpaso de la Société, dans l'État de Chihuahua, au Mexique comme suit :

a) Les propriétés La India et La Marisa sont assujetties à une redevance à la sortie de la fonderie (la « redevance ») de 1,5 % jusqu'à un maximum de 1 541 850 $[1] (1 500 000 $ US) qui est rachetable au prix de 1 027 900 $[1] (1 000 000 $ US).

b) Les propriétés Holguin, y compris la propriété San Juan, couvrant 1 676 hectares, sont assujetties à une redevance de 1,5 % jusqu'à un maximum de 1 541 850 $[1] (1 500 000 $ US) rachetable au prix de 1 027 900 $[1] (1 000 000 $ US). Au 31 mars 2008, le solde à payer s'élève à 28 267 $[1] (27 500 $ US). La majorité des titres de propriété ont été transférés à la Société et les autres sont en cours de transfert.

c) Le 31 mai 2006, la Société a conclu une convention d'option avec Ressources Pershimco inc. (« Pershimco »). Au 31 mars 2008, la Société avait gagné un intérêt de 50 % dans la propriété San Miguel-La Bamba de 36 hectares. La propriété est assujettie à une redevance de 2 % dont 1 % est rachetable au prix de 1 027 900 $[1] (1 000,000 $ US).

   En avril 2008, la Société et Pershimco se sont entendus sur les termes d'une convention de coentreprise qui prévoit la réalisation d'un programme d'exploration à La Bamba – San Miguel.

d) Le 14 juin 2006, la Société a signé une lettre d'entente avec Compañia Minera Cusi (« Minera Cusi »), une société mexicaine fermée, en vue de conclure une convention d'option pour acquérir un intérêt de 100 % dans plusieurs concessions minières (1 133,5 hectares) en contrepartie d'un montant de 5 000 000 $ US payable sur une période de trois ans, dont le solde à payer s'établit à 3 083 700 $[1] (3 000 000 $ US) au 31 mars 2008.

   Postérieurement à la fin du premier trimestre, en avril 2008, la Société a négocié une nouvelle entente avec Minera Cusi et revu le calendrier des paiements. Cette nouvelle entente constitue une convention d'achat au montant de 3 060 000 $ US payable comme suit: 500 000 $ US payable à la date de signature, 513 950 $[1] (500 000 $ US) en novembre 2008, et quatre versements trimestriels de 529 369 $[1] (515 000 $ US) chacun en mars, juin, septembre et décembre 2009.

   Les propriétés sont assujetties à une redevance à échelle variable au bénéfice de Minera Cusi égale à 2 % si le prix de l'argent n'excède pas 11,31 $[1] (11,00 $ US) l'once et à 3 % si le prix de l'argent est supérieur à 11,31 $[1] (11,00 $ US) l'once.

[1] Au taux de change du 31 mars 2008

b) Terrain, bâtiments et équipements d'exploration

	Au 31 mars 2008		
	Coût	**Amortissement cumulé**	**Montant net**
	$	**$**	**$**
Terrain	273 813	-	273 813
Bâtiments			
Usine	1 808 410	411 891	1 396 519
Camp	404 802	135 706	269 096
Machinerie et équipements	13 135 630	4 507 123	8 628 507
Mobilier de bureau et matériel informatique	968 845	473 866	494 979
Matériel roulant	3 425 850	1 616 218	1 809 632
	20 017 350	7 144 804	12 872 546

	Au 31 décembre 2007		
	Coût	**Amortissement cumulé**	**Montant net**
	$	**$**	**$**
Terrain	273 813	-	273 813
Bâtiments			
Usine	1 808 410	386 648	1 421 762
Camp	404 802	115 329	289 473
Machinerie et équipements	12 754 949	3 936 585	8 818 364
Mobilier de bureau et matériel informatique	940 400	415 206	525 194
Matériel roulant	3 445 913	1 496 164	1 949 749
	19 628 287	6 349 932	13 278 355

10 Capital-actions

Autorisé

Un nombre illimité d'actions ordinaires sans valeur nominale

Émis

Les mouvements dans le capital-actions de la Société se détaillent comme suit :

	Période de trois mois terminée le 31 mars 2008		Exercice terminé le 31 décembre 2007	
	Nombre d'actions	Montant	Nombre d'actions	Montant
		$		$
Solde au début de la période	111 371 269	53 218 198	109 550 905	51 308 067
Émises à la suite de l'exercice d'options de rémunération (note 11)	-	-	996 364	1 181 141
Émises à la suite de la levée d'options d'achat d'actions (notes 12 et 13)	40 000	20 152	824 000	728 990
Solde à la fin de la période	111 411 269	53 238 350	111 371 269	53 218 198

11 Options de rémunération

En 2007, les mouvements dans le nombre de bons de souscription en circulation se détaillent comme suit :

	Exercice terminé le 31 décembre 2007	
	Nombre d'options de rémunération	Montant
		$
Solde au début de la période	1 046 500	193 603
Exercés (note10)	(996 364)	(184 328)
Échus (note 13)	(50 136)	(9 275)
Solde à la fin de la période	-	-

Au 31 mars 2008, il n'y avait aucune option de rémunération en circulation.

Au cours de l'exercice terminé le 31 décembre 2007, la Société a émis 996 364 actions ordinaires à la levée de 996 364 options de rémunération pour un produit total au comptant de 996 364 $. Le solde de 50 136 options de rémunération est venu à échéance le 16 août 2007.

12 Régime d'options d'achat d'actions

La Société a un régime d'options d'achat d'actions selon lequel le conseil d'administration peut, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires de la Société à ses employés, administrateurs, dirigeants et consultants. Les conditions et le prix de levée de chaque option sont déterminés par les membres du conseil d'administration. Au 31 mars 2008, le régime d'options d'achat d'actions stipule que : i) le nombre maximal d'actions ordinaires dans le capital de la Société qui peut être réservé pour attribution en vertu du régime est établi à 10 900 000 (10 900 000 au 31 décembre 2007); et ii) que le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution.

Les options doivent être levées au plus tard cinq ans après la date d'attribution et le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution. La période d'acquisition des droits de levée pour les options attribuées avant septembre 2006 est de 18 mois : 25 % à l'attribution et 12,5 % à chacun des six trimestres suivants. De septembre 2006 à novembre 2007, le droit de levée était acquis dès l'attribution de l'option. La période d'acquisition des droits de levée pour toutes les options attribuées après novembre 2007 est de deux ans comme suite : 33 1/3 % à la date d'attribution des options, 33 1/3 % un an après la date d'attribution, et 33 1/3 % deux ans après la date d'attribution.

Il n'y a eu aucune attribution d'options au cours du premier trimestre terminé le 31 mars 2008.

Les mouvements dans les options d'achat d'actions en circulation de la Société se détaillent comme suit :

	Période de trois mois terminée le 31 mars 2008		Exercice terminé le 31 décembre 2007	
	Nombre d'options	**Prix de levée moyen**	**Nombre d'options**	**Prix de levée moyen**
		$		**$**
Solde au début de l'exercice	10 318 333	0,72	8 957 333	0,60
Attribuées	-	-	2 515 000	1,10
Levées (note 10)	(40 000)	0,30	(824 000)	0,60
Annulées	-	-	(330 000)	0,91
Solde à la fin de l'exercice	10 278 333	0,72	10 318 333	0,72

Les options d'achat d'actions en circulation et pouvant être levées au 31 mars 2008 se détaillent comme suit :

	Nombre d'options		
Prix de levée	**En circulation**	**Pouvant être levées**	**Date d'échéance**
$			
0,85	600 000	600 000	octobre 2008
0,75	930 000	930 000	août 2009
0,75	400 000	400 000	février 2010
0,30	1 313 333	1 313 333	septembre 2010
0,22	125 000	125 000	septembre 2010
0,40	2 545 000	2 545 000	février 2011
0,90	1 890 000	1 890 000	septembre 2011
0,98	40 000	40 000	janvier 2012
1,10	1 735 000	1 735 000	avril 2012
1,28	250 000	250 000	juin 2012
1,25	150 000	150 000	juillet 2012
0,89	300 000	300 000	octobre 2012
	10 278 333	10 278 333	

Au cours de la période de trois mois terminée le 31 mars 2008, la Société n'a comptabilité aucun coût à titre de rémunération à base d'options car il n'y a eu aucune attribution d'options ni d'acquisition de droit de levée. Au cours de la période terminée le 31 mars 2007, la rémunération à base d'options s'est élevée à 58 141 $, dont un montant de 16 147 $ qui a été capitalisé aux actifs miniers car les options avaient été attribuées à des dirigeants et des consultants participant au programme d'exploration au Mexique. Le solde de 41 994 $ a été comptabilisé aux états des résultats, résultat étendu et revenu (déficit) consolidés.

En 2007, la juste valeur des options attribuées a été estimée à l'aide du modèle Black-Scholes de fixation du prix des options à partir des hypothèses suivantes :

	Exercice terminé le 31 décembre 2007
Dividende moyen par action	Néant
Volatilité estimée	98 %
Taux d'intérêt sans risque	4,06 %
Durée estimative des options attribuées	4 ans
Options attribuées dont le prix de levée égale le cours de l'action à la date d'octroi :	
Valeur estimative de chaque option attribuée	0,68 $
Prix de levée	0,98 $

13 Surplus d'apport

	Période de trois mois terminée le 31 mars 2008	Exercice terminé le 31 décembre 2007
	$	$
Solde au début de la période	8 169 052	6 590 223
Rémunération à base d'actions (note 12)	-	1 806 544
Levée d'options (note 10)	(8 152)	(236 990)
Expiration de bons de souscription (note 11)	-	9 275
Solde à la fin de la période	8 160 900	8 169 052

14 Information relative au capital

La Société définit le capital comme étant composé du déficit, du capital-actions, des passifs à court et à long terme, du placement temporaire et de la trésorerie et des équivalents de trésorerie.

Les objectifs de gestion du risque financier de la Société sont les suivants:

a) Préserver la capacité de la Société à poursuivre ses activités; et
b) S'assurer qu'elle dispose de suffisamment de capital pour développer ses projets miniers et éventuellement, les passer au stade de production commerciale.

La Société surveille de façon continue l'évolution du capital par un strict contrôle des dépenses et en modifiant, lorsque nécessaire, son programme d'exploration et de mise en valeur au fur et à mesure de sa réalisation.

Au 31 mars 2008, la Société n'était soumise à aucune exigence concernant son capital en vertu de règles extérieures. Toutefois, elle s'est engagée à réaliser un programme environnemental de dépenses en capital à l'usine de Malpaso (note 19c)).

15 Impôts sur les bénéfices

La provision pour impôts sur les bénéfices est différente du montant qui aurait été calculé en appliquant le taux d'imposition statutaire combiné canadien comme suit :

	Période de trois mois terminée le 31 mars 2008	**Période de trois mois terminée le 31 mars 2007**
	$	**$**
Perte avant impôts sur les bénéfices	847 539	(1 789 231)
Économie d'impôt au taux d'imposition statutaire combiné de 31,9 % (32 % en 2007)	270 365	(572 554)
Écart de taux d'imposition au Mexique	(49 815)	55 362
Pertes fiscales expirées	64 757	-
Rémunération à base d'actions	-	13 522
Augmentation de l'investissement temporaire	-	(35 360)
Augmentation (diminution) de la provision pour moins-value	(336 766)	153 000
Perte de change déductible au Mexique	80 408	(42 092)
Inflation imposable sur les pertes et passifs financiers nets au Mexique	22 785	72 347
Écarts permanents	-	(2 046)
Éléments non déductibles au Mexique	14 161	10 918
Augmentation de la perte fiscale	-	(18 340)
Autre	1 634	(757)
	67 529	(366 000)

16 Obligation liée à la mise hors service d'immobilisations

Aux 31 mars 2008 et 31 décembre 2007, à la suite de la révision du statut de ses opérations, en conformité avec la législation environnementale actuellement en vigueur au Mexique, la Société a déterminé qu'elle n'a aucune obligation liée à la mise hors service d'immobilisations et, par conséquent, n'a pas comptabilisé de provision à cet égard.

Dans l'optique de l'étude de faisabilité, la Société va commander une étude d'impact environnemental à Bolivar à la suite de laquelle une obligation liée à la mise hors service d'immobilisations pourrait naître.

Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans l'exercice au cours duquel naîtra l'obligation.

17 Flux de trésorerie

	Période de trois mois terminée le 31 mars 2008	Période de trois mois terminée le 31 mars 2007
	$	$
a) La variation des éléments hors caisse du fonds de roulement se détaille comme suit :		
Taxes à la consommation et autres débiteurs	(466 052)	727 194
Stocks du programme d'exploitation pilote	401 800	(224 667)
Frais payés d'avance	(32 253)	10 000
Comptes créditeurs et charges à payer	209 064	758 961
Impôts sur les bénéfices à recevoir/exigibles	(101 023)	93 000
	11 536	1 364 488
	$	$
b) Informations additionnelles – transactions non monétaires		
Rémunération à base d'actions capitalisée aux actifs miniers (note 12)	-	16 147
Additions aux actifs miniers comprises dans les comptes créditeurs et charges à payer	454 496	237 039
Variation des débiteurs (créditeurs) clients comprise dans les actifs miniers	(1 903 504)	2 419 349
Amortissement des bâtiments et équipements d'exploration capitalisés	782 153	715 820
	$	$
c) Intérêts et impôts sur le revenu		
Intérêts payés	3 613	14 764
Impôts sur les bénéfices payés et paiements d'impôts anticipés	49 425	-

18 Opérations entre apparentés

Au cours de la période de trois mois terminée le 31 mars 2008, des sociétés contrôlées par des dirigeants de la Société ont facturé des honoraires de consultation totalisant 104 377 $ (124 888 $ pour la période de trois mois terminée le 31 mars 2007) dont 77 457 $ capitalisés dans les frais d'exploration reportés (66 000 $ pour la période de trois mois terminée le 31 mars 2007). Au 31 mars 2008, aucun montant n'était dû à ces sociétés (8 033 $ au 31 mars 2007).

Les opérations entre apparentés ont lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établi et accepté par les apparentés.

19 Engagements

a) En janvier 2008, la Société a signé une promesse d'achat du terrain qui loge l'usine de Malpaso auprès de l'État de Chihuahua au coût total approximatif de 270 000 $ (2 874 144 pesos Mx).

b) En 2007, dans le cours normal des affaires, la Société a garanti un contrat de crédit-bail pour l'acquisition par un tiers (le « Créancier ») d'équipements de transport pour un montant approximatif de 400 000 $ (4 420 380 pesos Mx) en faveur du prêteur du Créancier. Le contrat de crédit-bail original avait un terme de douze mois à partir de la date de signature en mai 2007, et l'obligation du Créancier est garantie par les équipements de transport. De plus, la Société a avancé 113 600 $ (115 000 $ US) au Créancier. Le Créancier fournit des services de transport en vertu d'un contrat de service conclu avec à la Société. En mars 2008, la Société a été informé que le Créancier était en défaut de paiement de son obligation. La Société n'a aucun lien sur les actifs du Créancier. La Société a conclu une entente avec le Créancier afin de sécuriser le remboursement de l'obligation du Créancier à partir des paiements des charges de transport.

   De plus, le 15 avril 2008, le Créancier a signé un billet à ordre en faveur de la Société, au montant de 494 000 $ (500 000 $ US) afin de protéger toute obligation éventuelle de la Société. En date du 20 mai 2008, le montant dû en vertu du contrat de crédit-bail est d'approximativement 135 703 $ (1 420 823 pesos Mx) et représente le risque maximum pour la Société en vertu de cette entente. Le solde de l'avance est d'approximativement 64 848 $ (65 305 $ US). La Société est confiante qu'elle ne subira aucune perte résultant de cette transaction et, par conséquent, aucune provision pour perte éventuelle n'a été enregistrée en regard à cette garantie dans les états financiers consolidés de la Société aux 31 mars 2008 et 31 décembre 2007.

c) La Société a élaboré un programme de dépenses en capital de l'ordre de 350 000 $ afin d'aménager un espace propice à la gestion des résidus miniers à l'usine de Malpaso. Les coûts relatifs à ce programme seront capitalisés lorsqu'ils seront encourus. Conséquemment, aux 31 mars 2008 et 31 décembre 2007, aucune provision n'a été enregistrée à cet égard dans les comptes créditeurs et charges à payer.

d) En décembre 2006, la Société a signé un bail de cinq ans pour des espaces de bureaux dont le loyer annuel est d'environ 60 000 $.

e) En février 2004, la Société et deux autres sociétés ont signé conjointement un bail d'une durée de cinq ans pour des espaces de bureaux. Le loyer annuel total à être partagé au prorata de l'utilisation entre les trois locataires se chiffre à environ 150 000 $. L'engagement annuel de la Société se chiffre à environ 50 000 $. Postérieurement à la fin de l'exercice, la Société et les autres parties concernées ont conclu un accord de sous-location sur la durée restante du bail original.

20 Éventualité

En 2005, un individu a engagé une poursuite au Mexique contre la filiale de la Société, Dia Bras Mexicana S. de R.L. de C.V. (« DBM »), visant l'annulation et la révocation des conventions d'achat de deux concessions minières, Bolivar III et IV (la propriété Mine Bolivar) conclues entre DBM et M. Javier Octavio Bencomo Muñoz et Minera Senda de Plata, S.A. de C.V. Après signification de la poursuite contre DBM, la Société a déposé une défense sur la base que la capacité juridique du demandeur d'engager une poursuite au nom d'un ancien propriétaire est contestable. Bien qu'on ne soit pas assuré du résultat des procédures, la direction et ses conseillers juridiques sont d'avis, étant donné que le requérant prétend à l'annulation et à la révocation des contrats d'achat, qu'il n'y aura pas d'incidence importante sur la situation financière ou les résultats d'exploitation de DBM. La réussite très improbable de cette poursuite pourrait résulter en une dévaluation de la propriété Mine Bolivar.

21 Chiffres correspondants

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

22 Événements postérieurs à la date du bilan

a) En avril 2008, le conseil d'administration a attribué un total de 330 000 options d'achat d'actions ordinaires de la Société à un administrateur, un directeur et un employé. Les options peuvent être levées à un prix de 0,61 $ jusqu'en avril 2013.

b) Le 30 mai 2008, la Société a pris la décision d'abandonner les propriétés San José d'une superficie de 823,16 hectares dans Chihuahua au Mexique. Par conséquent, tous les coûts et frais d'exploration reportés relatifs à ces concessions minières qui s'élèvent à environ 890 000 $ seront radiés au deuxième trimestre de 2008.

File No. 82-34990

Dia Bras Exploration Inc., Cusi Project Chihuahua state, Mexico Resource Estimate Technical Report

Respectfully submitted to:
Dia Bras Exploration Inc.

Date: 16th of June 2008

By:

Geostat Systems International Inc.
10 de la Seigneurie, Suite 203
Blainville, Quebec, Canada, J7C 3V5
Tel: (450) 433-1050
Fax: (450) 433-1048
E-Mail: info@geostat.com

SYSTÈMES GEOSTAT INTERNATIONAL INC.

Table of Contents

List of tables

List of Figures

1- Summary

1. Geostat received the mandate to estimate the resources of the Cusi Project Ag-Au-Cu-Pb-Zn polymetallic deposit and prepare a Resource Estimate Technical Report. The project is the property of Dia Bras Exploration Inc. and is located in the central western part of the State of Chihuahua, approximately 125 km by car west of the city of Chihuahua. The property covers 75 square kilometers in the Sierra Madre. The technical report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. Maxime Dupéré, geo. (Geostat) author of the report and Yann Camus, Eng. (Geostat), visited the property from February 5th to February 7th, 2008.

2. Dia Bras is a Canadian mining company involved in exploration for copper, zinc, lead, gold and silver deposits, with a corporate office in Montreal and an office of its wholly owned subsidiary, Dia Bras Mexicana S.A. de C.V., in the city of Chihuahua, Mexico. Its main interests are in polymetallic sulphide and silver properties in Mexico, which are owned and operated by its Mexican subsidiary, Dia Bras Mexicana S.A. de C.V.

3. The Cusi Project comprises 72 contiguous exploration and exploitation concessions. For simplicity, the adjacent concessions are referred to as the Cusi Property. The Cusi property contains different projects and mineral deposits with different stages of development stage. In this report, only the Santa Edwiges and the Promontorio mineral deposits will be addressed.

4. Dia Bras has an exploration camp at Cusihuiriachic - a village at close proximity of the Santa Edwiges Mineral Deposit - and some infrastructure and equipment related to the current underground developments for exploration. Currently, Dia Bras is continuing with a diamond-drilling program on the property.

5. Santa Edwiges and Promontorio underground developments are presently not producing any ore. The efforts are on exploration and development of resources. Dia Bras possesses the Malpaso Plant, recently purchased. It is a small processing plant, equipped with crushers and flotation circuits, which produces copper and zinc concentrates from Dia Bras Bolivar Mine. This plant is situated approximately 40 km by car from the Cusi property.

6. Geostat estimated the Mineral Resources of the Promontorio and Santa Edwiges Mineral deposits using the database up to March 31st 2008. Drill hole database, geological interpretation, 3D openings from the underground developments and other documents were supplied by Dia Bras.

7. The mineral resources as of March 31st 2008 are evaluated as follows:

Resources - Total of Promontorio and Santa Edwiges

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured+Indicated	234,000	0.12	187	0.05	0.80	0.82	281	1,413,260	2,121,160
Inferred	1,394,000	0.24	188	0.06	1.15	1.14	326	8,434,810	14,614,410

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Resources - Santa Edwiges - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	9,000	0.03	205	0.05	0.52	0.58	266	59,590	77,200
Indicated	122,000	0.15	195	0.07	1.34	1.39	350	766,110	1,376,490
Measured+Indicated	131,000	0.14	196	0.07	1.28	1.34	344	825,710	1,453,700
Inferred	936,000	0.32	144	0.06	1.58	1.58	333	4,343,280	10,021,390

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Resources - Promontorio - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	2,000	0.18	215	0.03	0.24	0.17	249	16,790	19,450
Indicated	101,000	0.08	176	0.03	0.18	0.17	200	570,760	648,010
Measured+Indicated	103,000	0.08	177	0.03	0.18	0.17	201	587,550	667,460
Inferred	458,000	0.08	278	0.05	0.29	0.25	312	4,091,530	4,593,020

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

8. Detailed recommendations are listed at the Item 20 of this report.

2- Introduction and terms of reference

Geostat Systems International Inc. (Geostat) was hired to prepare a resources and reserves estimate on the Cusi project, State of Chihuahua, Mexico on behalf of Dia Bras Exploration inc. (Dia Bras) of Montréal (Québec) Canada.

The staff and consultants of Dia Bras Mexicana, a subsidiary of Dia Bras Exploration inc., established in Chihuahua, Chihuahua State, Mexico, provided the necessary data for this report in electronic and paper formats. Mr. Maxime Dupéré, geo. and Yann Camus Eng. of Geostat visited the site from February 5th to February 7th, 2008. During the visit, different mineralized zones were seen on surface and underground. Pictures were taken along with the independent sampling of the most important zones and their mineralized intercepts. The authors also visited the diamond drill platforms, the core storage facilities and the surface and underground infrastructures. Ore was observed underground. An overview of all the buildings and infrastructure was also completed.

In this document, the following terms are used:

Geostat: Geostat Systems International Inc., firm of consultants based in Blainville, Quebec, mandated to complete this study.
Dia Bras: Dia Bras Exploration inc. of Montreal (Quebec) Canada.
SGS: SGS Minerals a division of SGS Canada Inc. Independent and certified Laboratory used for multi-element analysis in Lakefield, Ontario, Canada.
Malpaso: Dia Bras' internal laboratory used for multi element analysis of underground samples in Malpaso, Chihuahua state, Mexico.
RPA: Scott Wilson Roscoe Postle Associates., firm of consultants previously mandated to complete a study in late 2006.

This report was written by Geostat personnel in accordance with the Canadian Institute of Mines standards on mineral resources and reserves and according to the Canadian National Instrument 43-101 Policy Guidelines version of December 2005. This report was requested by the Client. The writer has communicated on a regular basis with the management of the client. This report contains information retrieved from reports by Dia Bras and RPA plus internal files and documents from Dia Bras.

List of abbreviations

In this report, monetary units are in Canadian dollars ($CA) unless when specified in United States dollars ($US). The metric system of measurements and units is used throughout the report.

A table showing abbreviations used in this report is provided below.

tonnes or mt	Metric tonnes
tpd	Tonnes per day
tons	Short tons (0.907185 tonnes)
kg	Kilograms
g	Grams
oz	Troy ounce (31.1035 grams)
g/t	Grams/tonne
%	Percentage (by weight when referring to grades)
ppm, ppb	Parts per million, parts per billion
ha	Hectares
m	Meters
km	Kilometres
m^3	Cubic meters

Table 1: List of abbreviations

3- Reliance on Other Experts

To the authors' knowledge, there is no reliance on other experts.

4- Property Description and Location

The Cusi Property is situated within the municipality of Cusihuiriachic. The property comprises seventy-two (72) mineral concessions, which cover a total area of approximately 7,905 ha, and have terms ranging from two years to fifty (50) years, expiring in dates ranging from 2008 to 2055. The Cusi property contains different projects and mineral deposits with different stages of development stage. In this report Only the Santa Edwiges and the Promontorio mineral deposits will be addressed.

Land Tenure

The Cusi Project includes five groups of mineral concessions. These are:

- Concessions acquired from Minera Cusi S.A. de C.V.: Thirty-two (32) concessions.
- Concessions acquired from Sr. Manuel Holguín Aragonez: Thirty-five (35) concessions.
- Concessions acquired from Minera Homero SA. De C.V. and Pershimco Resources: Two (2) concessions.
- Concessions acquired from Sr. Héctor Sánchez Villalobos: Two (2) concessions.
- One concession acquired from Sra. Cristina Aldana:

They include mining properties such as the La India, San Miguel, La Bamba, La Reyna and Promontorio properties, including two fractional concessions. Work credits are sufficient to keep the concessions to dates ranging from July 1, 2008 to June 30, 2055.

Mineral Concessions List, Dia Bras Exploration Inc. – Cusi Project, Mexico							
Project Area	Concession			Location	Title No.	Area (ha)	Expiry Date
	Held by	Name	Type				
Norte	E. Rascón	San Juan	Exploration	Cusihuiriac	218657	12.35	12/02/2008
Norte	E. Rascón	San Juan	Exploration	Cusihuiriac	218658	0.17	12/02/2008
Norte	E. Rascón	San Juan	Exploration	Cusihuiriac	218659	0.15	12/02/2008
Norte	E. Rascón	Norma	Exploration	Cusihuiriac	218851	12.30	1/21/2053
Norte	E. Rascón	Norma 2	Exploration	Cusihuiriac	219283	1.75	2/24/2053
Norte	E. Rascón	CIMA	Exploration	Cusihuiriac	217231	9.96	7/1/2052
La Reina	M. Holguin	Alma III	TCM	Buenos	227652	95.71	7/27/2056
La Reina	M. Holguin	Alma IV	TCM	Buenos	227653	90.45	7/27/2056
La Reina	M. Holguin	La Reyna	TCM	Buenos	228051	100.00	9/28/2056
La Reina	M. Holguin	La Reyna I	TCM	Buenos	227660	100.00	7/27/2056
La Reina	M. Holguin	La Reyna II	TCM	Buenos	227659	99.35	7/27/2056
Norte	M. Holguin	Base 1	TCM	Cusihuiriac	227657	3.96	7/27/2056
Norte	M. Holguin	San Miguel V	TCM	Cusihuiriac	227984	6.53	9/28/2056
Central	M. Holguin	Santa Rita	Pending	Cusihuiriac	E-16/34624	10.00	In effect
Central	M. Holguin	Sta Rita F.1	Pending	Cusihuiriac	E-16/34624	18.00	In effect
Central	M. Holguin	Sta Rita F.2	Pending	Cusihuiriac	E-16/34624	9.00	In effect
Central	M. Holguin	Sayra I	Pending	Cusihuiriac	E-16/34623	7.22	In effect
East	M. Holguin	San Miguel	Pending	Cusihuiriac	E-16/33730	93.38	In effect
East	M. Holguin	San Miguel I	Pending	Cusihuiriac	E-16/33731	96.98	In effect
East	M. Holguin	San Miguel II	TCM	Cusihuiriac	227363	100.00	6/13/2056
East	M. Holguin	San Miguel	TCM	Cusihuiriac	227364	100.00	6/13/2056
East	M. Holguin	San Miguel	TCM	Cusihuiriac	2274485	96.99	6/26/2056
Norte	M. Holguin	San Miguel	TCM	Cusihuiriac	228058	98.95	9/28/2056
Sur	M. Holguin	San Miguel	Pending	Cusihuiriac	E-16/34640	51.43	In effect
Sur	M. Holguin	Sayra	TCM	Cusihuiriac	227365	16.00	6/13/2056
La Reina	M. Holguin	Alma	TCM	Buenos	227650	100.00	7/27/2056
La Reina	M. Holguin	Alma I	TCM	Buenos	226816	100.00	3/9/2056
La Reina	M. Holguin	Alma II	TCM	Buenos	227651	90.00	7/27/2056
La Reina	M. Holguin	Manuel	TCM	Buenos	227360	100.00	6/13/2056
Central	J. Caro	La Soledad	Mining	Cusihuiriac	186686	5.26	5/10/2040
La Reina	C. Aldana	Reyna	Mining	Buenos	226031	9.35	11/14/2055
Norte	C. Molina S.	Base	TCM	Cusihuiriac	217584	23.81	8/5/2008
Central	J.V.	Flor de Mayo	TCM	Cusihuiriac	224700	14.41	6/30/2055
Central	M. Holguin	San Bartolo	Mining	Cusihuiriac	150395	6.00	9/29/2018
La Reina	Miriam	Alma	TCM	Buenos	227982	80.46	9/25/2056
Sur	Minera	San Miguel	Mining	Cusihuiriac	172015	20.00	9/21/2008
Sur	Minera	La Bamba	Mining	Cusihuiriac	172240	16.00	10/26/2008
Sur	H. Sanchez	Marisa	TCM	Cusihuiriac	220146	5.08	6/16/2009
Sur	H. Sanchez	La India	Mining	Cusihuiriac	150569	16.00	10/27/2018
Sur	Dia Bras	DBM_CUSI	Pending	Buenos	E-16/3466	4955.52	In effect
Sur	Minera Cusi	Nueva	Mining	Cusihuiriac	195371	21.00	9/13/2042
Sur	Minera Cusi	Monterrey	Mining	Cusihuiriac	183820	5.43	11/21/2038
Central	Minera Cusi	Nueva Santa	Mining	Cusihuiriac	182002	16.00	4/9/2038
Central	Minera Cusi	San Ignacio	Mining	Cusihuiriac	165662	3.00	11/29/2029
Central	Minera Cusi	Promontorio	Mining	Cusihuiriac	163582	8.00	10/29/2029
Central	Minera Cusi	La Perla	Mining	Cusihuiriac	165968	15.00	12/12/2029
Central	Minera Cusi	La Perlita	Mining	Cusihuiriac	163565	10.00	10/9/2028
Central	Minera Cusi	Los Tajos	Mining	Cusihuiriac	182508	10.11	7/17/2038
Norte	Minera Cusi	Luis	Mining	Cusihuiriac	194225	3.19	12/18/2041
Central	Minera Cusi	La	Mining	Cusihuiriac	165102	22.00	8/22/2029
Sur	Minera Cusi	La Doble	Mining	Cusihuiriac	188814	9.00	11/28/2040
Central	Minera Cusi	La Gloria	Mining	Cusihuiriac	179400	10.00	12/8/2036
Sur	Minera Cusi	La Indita	Mining	Cusihuiriac	212891	9.90	2/12/2049
Central	Minera Cusi	La Suerte	Mining	Cusihuiriac	216711	10.54	5/27/2052
Central	Minera Cusi	El Hueco	Mining	Cusihuiriac	172321	1.84	11/23/2033

Mineral Concessions List, Dia Bras Exploration Inc. – Cusi Project, Mexico							
Project Area	Concession			Location	Title No.	Area (ha)	Expiry Date
	Held by	Name	Type				
Norte	Minera Cusi	El Presidente	Mining	Cusihuiriac	209802	8.16	8/8/2049
Central	Minera Cusi	El Salvador	Mining	Cusihuiriac	190493	7.74	4/28/2041
Sur	Minera Cusi	Cusihuiriachi	Mining	Cusihuiriac	220576	87.67	8/27/2053
Central	Minera Cusi	La Bufa	Mining	Cusihuiriac	220575	3.60	8/27/2053
Central	Minera Cusi	Cusihuiriachi	Mining	Cusihuiriac	184860	472.26	8/27/2053
Central	Minera Cusi	Aguila	Mining	Cusihuiriac	216262	4.27	8/22/2052
Central	Minera Cusi	Año Nuevo	Mining	Cusihuiriac	192908	12.00	12/18/2041
Sur	Minera Cusi	Ampl. A	Mining	Cusihuiriac	177597	18.24	3/31/2036
Central	Minera Cusi	El Milagro	Mining	Cusihuiriac	166580	26.83	6/26/2030
Central	Minera Cusi	Los Pelones	Mining	Cusihuiriac	166981	16.30	8/4/2030
Central	Minera Cusi	La Ilusión	Mining	Cusihuiriac	166611	6.00	6/26/2030
Sur	Minera Cusi	La Hermana	Mining	Cusihuiriac	180030	13.41	3/22/2037
Central	Minera Cusi	La Rumorosa	Mining	Cusihuiriac	166612	20.00	6/26/2030
Sur	Minera Cusi	La Nueva	Mining	Cusihuiriac	181221	10.00	9/10/2037
Sur	Minera Cusi	Mina Vieja	Mining	Cusihuiriac	165742	8.25	12/10/2029
Norte	Minera Cusi	Margarita	Mining	Cusihuiriac	165969	14.00	12/12/2029
La Reina	Minera Cusi	Buenos	Mining	Cusihuiriac	186467	250.00	4/1/2015
					Total	7905.96	

Table 2: List of the Mineral concessions of the Cusi Property

Source: Agreements between Manuel Holguin Aragonez and Dia Bras (July 30, 2006), between Héctor Sanchez Dia Bras (May 2, 2006) and between Dia Bras and Minera Cusi (Medrano, 2006)

Notes:
Concession held by Minera Cusi on behalf of Emilia Rico Vda. De Revilla (50%) and Maria de Jesus Enriquez de Saenz, executor of Jesus Saenz Dozal (50%).
Concession held by Minera Cusi on behalf of Joaquin Tinoco (1.39%) and Patricio Perez Dominguez (98.61%).
Concession held by Minera Cusi on behalf of Enrique Medrano Gomez.

Geostat understands that since the old La India Mine, San Miguel Mine, La Bamba open pit and Santa Edwiges Mine operations were being worked before the current (1988) environmental legislation in Mexico, no environmental liabilities are attached to the present properties.

Pershimco Agreement

On May 31, 2006, Dia Bras entered into an Option to Purchase Agreement with Pershimco Resources Inc. (Pershimco) on the one hand, and with Minero Metalúrgica San Miguel, S. de R.L. de C.V. (San Miguel) on the other hand, to earn a 70% interest in the San Miguel and La Bamba concessions (Dia Bras 2006a). To earn an initial 50% interest, Dia Bras and Pershimco agreed to a non-refundable cash payment of US$200,000 to the property holder. The terms of the agreement also included that:
Within 45 days of the agreement, Dia Bras would invest in Pershimco, as Private Placement, in the sum of C$340,000 (850,000 Pershimco shares at C$0.40 plus 850,000 warrants of Pershimco.

Dia Bras must carry out exploration on the property in the amount of US$1.5 million within twelve months of the date of the agreement.
Dia Bras could earn a further 20% interest in the property by carrying out exploration in the amount of US$2.5 million, within thirty (30) months of the date of the agreement.

The San Miguel Mine has four levels (100, 200, 300 and 500) of which the first three are accessible at the present time.

May 2006 Holguín Agreement

On May 30, 2006, Dia Bras entered into an Option to Purchase Agreement with Manuel Holguín Aragonez (Holguín) to earn a 100% interest in thirty-three (33) mineral concessions and two fractions of concessions, which includes the San Miguel, San Juan, Alma, La Reyna, Sayra, Manuel Base, Norma, Santa Rita, San Bartolo and CIMA concessions (Dia Bras 2006b). The agreement included the acquisition of mineral rights (Contrato Cesión de Derechos y Promesa de Cesión de Derechos). To earn its interest, Dia Bras agreed to a cash payment schedule with Holguín totalling US$740,000, as follows:
US$100,000 to be paid on the agreement date (paid).
US$240,000 to be paid on the date that the agreement is ratified by a notary public (paid).
US$200,000 to be paid for the mining rights on the San Bartolo Concession on the date that the agreement is ratified by a notary public (paid).

Sanchez & Saenz Agreement

On May 2, 2006, Dia Bras entered into a Purchase Agreement with Sr. Hector Sanchez Villalobos and Sra. Carmen Saenz Rodriguez (Sanchez & Saenz) to earn a 100% interest in the La India and Marisa concessions. La India is an Exploitation (Mining) Concession, which includes an old silver mine, and Larisa is an Exploration Concession (Dia Bras 2006c). Dia Bras agreed to a cash payment schedule with the property holders totalling US$100,000, as follows:
US$50,000 to be paid on the agreement date (paid).
US$50,000 to be paid on the date that the agreement is ratified by a notary public (paid).
Issue 200,000 shares in the capital of Dia Bras to the vendors Sanchez & Saenz.

The agreement is also subject to a 1.5% NSR royalty from production on the two concessions. This NSR royalty may be purchased at any time for US$1 million (Dia Bras, 2006c).

Minera Cusi Agreement

On August 16, 2006, Dia Bras entered into an Option to Purchase Agreement with Minera Cusi, S.A. de C.V. (Minera Cusi) to earn a 100% interest in thirty-two (32) mineral concessions (Dia Bras 2006d). Dia Bras agreed to a cash payment schedule with the property holders totalling US$5 million, as follows:
US$200,000 to be paid on the agreement date (paid).
US$800,000 to be paid on the date that the agreement is ratified by a notary public (paid).
US$2 million due on August 16, 2007, the first anniversary of the agreement date.

US$2 million due on August 16, 2007, the second anniversary of the agreement date.

The agreement is also subject to a sliding scale NSR royalty from production on the two concessions, as follows:
2% NSR royalty when the silver price is less than US$11.00 per ounce.
3% NSR royalty when the silver price is more than US$11.00 per ounce.

San Miguel Agreement

On July 17, 2006, Dia Bras entered into an Option to Purchase Agreement with Minero Metalúrgica San Miguel, S. de R.L. de C.V. (a subsidiary of Pershimco) and Minera Homero, S.A. de C.V. (together, San Miguel) to earn a 50% interest in the San Miguel and La Bamba concessions, which host two old silver producers. To earn the 50% interest, Dia Bras agreed to make cash payment of US$200,000 and spend US$1.5 million on exploration on the property (Dia Bras 2006e). Dia Bras also has an option to acquire an additional 20% interest in the two concessions subject to terms, as follows:
Further expenditures of US$2.5 million within a thirty (30) month period effective May 31, 2006.
Production of at least 10,000 tonnes of material from the two mines must be extracted and treated at the Malpaso plant.
San Miguel will be entitled to 30% of revenue from the sale of the concentrate produced at the Malpaso plant, subject to Dia Bras earn-in requirements.
Upon completion of the above terms, San Miguel and Dia Bras may forma joint venture, at which time San Miguel must contribute 30% of investment and production costs.

The above agreement is also subject to a 2% NSR royalty, and Dia Bras may acquire 1% NSR royalty by paying to San Miguel a total amount of US$1 million.

October 2006 Holguín Agreement

On October 12, 2006, Dia Bras entered into an Option to Purchase Agreement with Manuel Holguín Aragonez (Holguín) to earn a 100% interest in the San Bartolo mineral concession (Dia Bras 2006b). The agreement included the acquisition of mineral rights (Contrato Cesión de Derechos y Promesa de Cesión de Derechos). To earn its interest, Dia Bras agreed to a cash payment schedule with Holguín totalling US$70,000 (paid). The agreement also is subject to a 1.5% NSR royalty, which can be purchased at any time for U$1 million.

In summary, the status of option payments and work commitments, which total approximately US$10 million, regarding the various mineral concessions of the Cusi Project is presented in Table 4-2.

Agreement	Cash Payments (US$)			Work Commitment (US$)	Total (US$)
	Paid	Pending	Subtotal		
Pershimco				4,000,000.00	4,000,000.00
Holguín (May 2006)	540,000.00	200,000.00	740,000.00		740,000.00
Sanchez & Saenz	50,000.00	50,000.00	100,000.00		100,000.00
Minera Cusi	1,000,000.00	4,000,000.00	5,000,000.00		5,000,000.00
San Miguel (1)	200,000.00		200,000.00		200,000.00
Holguín (Oct 2006)	70,000.00		70,000.00		70,000.00
Totals	1,860,000.00	4,250,000.00	6,010,000.00	4,000,000.00	10,010,000.00

Table 3: Cusi Property Summery of Agreement Terms

Source: Medrano, 2006.
Notes:
Dia Bras earning 50% interest.
For all other agreements Dia Bras is earning 100% interest.

The above concessions are subject to a rental fee of 164 Mexican Pesos/ha (Total approximately M$1.3 million or approximately US$118,000) for the current year to the Government of the State of Chihuahua, as discussed below.

Mexican Mining Law

Mexican Mining Law requires that the holder of a mineral concession carry out exploration work only upon obtaining a "Titulo de Concesion Minera (TCM)" from the Consejo de Recursos Minerales (CRM). According to the revised Mining Law, a TCM is issued for a period of fifty (50) years, and it may be extended further. The TCM holder is required to pay a fee (Derechos de Minería), present a program and budget for exploration work (Trabajos de Comprobación de Obras) such as geological mapping, geophysical and geochemical surveys, trenching, drilling etc– depending on the size of the licence - and follow-up with technical reports. The licence fees are collected twice a year, in January and July. If a mineral deposit is present or discovered within the TCM, then the property may be converted into a Mining Licence. Annual requirements of fees (in Mexican Pesos) for exploration properties as well as for Mining Licences are presented in Tables 4-3 and 4-4 below (CRM, 2004).

Surface Area (ha)	Fixed Annual Fees (Mexican Pesos M$)	Additional Annual Fees per hectare (M$/ha)		
		First Period	Second to Fourth Period	Fifth & Sixth Periods
Up to 30	0.00	7.93	31.72	47.57
30 to 100	0.00	15.86	63.43	95.15
100 to 500	792.90	31.72	95.15	190.3
500 to 1,000	2378.70	29.34	90.39	190.3
1,000 to 5,000	4757.40	26.96	87.22	190.3
5,000 to 50,000	16650.90	24.58	84.05	190.3
>50,000	158580.00	22.2	79.29	190.3

Table 4: Annual fees for exploration licences in Mexico (April 2004)

Source: Diario Oficial de la Federación Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, December 24, 2004, and Medrano, 2006.

Surface Area (ha)	Fixed Annual Fees (Mexican Pesos (M$)	Additional Annual Fees per hectare (M$/ha)
Up to 30	0.00	47.57
30 to 100	0.00	95.15
100 to 500	792.90	190.30
500 to 1,000	2378.70	380.59
1,000 to 5,000	4757.40	761.18
>5,000	16650.90	1522.37

Table 5: Annual Fees for mining properties in Mexico (April 2004)

Source: Diario Oficial de la Federación, Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, December 24, 2004, and Medrano, 2006.



109°
107°
United States of America
N
31°
CHIHUAHUA STATE
29°
29°
PROMONTORIO
PROJECT
CUSI PROJECT
BOLIVAR PROJECT
27°
27°
0 40 80 120 160 200
Kilometres

Figure 1: Cusi Project Location Map



Figure 2: Cusi Property Mineral Concession Map

5- Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to the Cusi Property is by paved road, approximately 105 km from Chihuahua to Cuauhtémoc via Federal Highway No. 16, then 22 km by paved road, and then approximately 8 km by all-season gravel roads to the Village of Cusihuiriachic, which is located within the property. The total road distance from Chihuahua is approximately 135 km.

Topography of the Cusi Property range from 1950 m to 2460 m above mean sea level. The area has a rugged topography, with topographic relief ranging from 50 m to 500 m. The main topographic features are the Bufa and Bufita hills, and the Cusi Fault which coincides with the Cusi River. Vegetation cover is present throughout the area. Outcrops are common in the area and occur along road cuts and creeks. Overburden thickness ranges from one metre to three metres with an average thickness of approximately 1.5 m. Overburden consist of unconsolidated conglomerate with pebbles and boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

Climate

The climate in western Chihuahua is semi-arid with a hot season from May through November reaching up to and a milder season from December through to April. The mean annual temperature is 25°C.

Precipitation

Chihuahua has an average annual precipitation of approximately 758 mm. The area has a relatively rainy season from June to September with a rate of precipitation ranging from 83 mm to 188 mm and a relatively dry season with an average monthly precipitation of approximately 26 mm during the rest of the year. In the past, the mines in the Cusi area have operated year round and were not normally affected by the typical seasonal climatic variations.

Local resources

Mexico in general has a well developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour.

The City of Cuauhtémoc, the largest town in the area, is situated some 22 km north of the Cusi Property, and is an agro-industrial town. Infrastructure support and availability of trained miners proximal to the various concessions is limited, but is available at Cuauhtémoc

and Chihuahua. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions. The land around the Cusi Property is used for agriculture. The villages in the area use the land to raise cattle, and to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

Infrastructure

Electrical power for the site is provided by on-site diesel generators. The village of Cusihuiriachic is connected to the Mexican national electrical power grid system. Dia Bras recently obtained electric power from that grid system with backup generators at the mine site and its new and fully equipped geological offices. Dia Bras possesses an ambulance for immediate emergency support (see picture below). Water, both industrial and potable, is drawn from local sources. There are a number of small towns and villages around the Cusi Property, including the village of Cusihuiriachic, which is located within the property, with a population of approximately 100 people, Santa Rita, El Mortero and La Lagunita de San Barnabé. Transportation to the Cusi site is by private vehicles and company vehicles.



Figure 3: Left: Ambulance Right: Electricity and water



Figure 4: Core Shack and Sampling area



Figure 5: New all equipped offices



Figure 6: Village of Cusihuiriachic

6- History

Since there has been no material change in the information, this portion was reviewed and taken from RPA internal report.

Historic mining, prospecting and exploration for silver and polymetallic Zn-Pb-Cu-Au deposits in the Sierra Madre Precious Metal Belt of North-western Mexico have been carried out since the Spanish Colonial days. In the general area of the Cusi Property, this belt comprises the Abasolo Mineral District. At least nine mineralized structures of vein/stockwork and brecciated zones, each ranging from 500 m to 2,000 m in length, and in places up 50 m wide, were exploited by previous operators (Intierra Resource Intelligence, 2006).

During the Spanish colonial period in the late 1600s, high-grade silver ore was extracted from the Abasolo Mining District. Cusihuiriachic is the most important and oldest camp in this district. Mineralization was first discovered in 1666 and sporadic mining continued until the early 1940s. During the late 1800s and up to the early 1900s, the silver veins in the area were developed by underground mining methods. In 1912, part of the present property was purchased by the Cusi Mexicana Mining Company from the Helena Mining Company, and equipment was purchased to operate the mines, but the new American owners were driven out by Generalisimo Pancho Villa and the mines remained idle (Ayres, 1987, Emmons, 1920, Ferris, 1921, Joralemon, 1921, Pearce, 1905, Prescott, 1921, Pringle, 1907, Swart, 1929 and 1928). Subsequently, several shafts and tunnels were developed primarily by American and British mining companies (Fink, 1921). Except for metallurgical testing in 1966 and a small scale (100 tpd) mining in the Cusi Valley in 1975, the Cusi area has been dormant since the closure of the mine in 1942 (Konkin, 1997).

In 1975, Slocan Development Corp. (Slocan) considered acquiring the property, and planned producing ore by dewatering the old workings at the San Miguel, Porvenir Mine, (also known as Nueva Josefina Mine) Promontorio Mine, San Juan Mine and Abundancia Vein and carried out mineralogical studies (Bryant 1975 and Chisholm, 1975). During the 1980s, Minera Cusi conducted surface and underground geochemical studies, minor underground development and limited mining (Clark and Castañeda, 1989 and Clark, 1988). In 1982, Consejo de Recursos Minerales (CRM) estimated the total resources of the San Julian deposit (in the Cusi area) to be in the order of 421,000 tonnes at an average grade of approximately 58.2 g/t Ag and 6.98% Pb (De le Fuente, 1982a and 1982b).

In 1990, one inclined diamond drill hole (-60°) was drilled from the portal dump pile of the Tescate adit, and intersected the San Antonio/Santa Marina vein system at approximately 220 m below the San Antonio/Santa Marina open pit. No detailed results, however, were reported for this hole. During 1995, Pacific Islands Gold optioned the property from Minera Cusi and Mr. Manuel Holguín, and conducted geological mapping, surface and underground chip sampling throughout the property, and completed a small program of reverse circulation (RC) drilling along the San Miguel vein system (Day, 2001). Results, however, are not available.

In January 1996, Silver Standard Resources Inc. (Silver Standard) entered into a joint venture agreement with Pacific Islands Gold and planned to carry out exploration. No record of work, however, is known for this period. To date some 120 million ounces of silver is reported to have been produced from the general Cusi area (Konkin, 1997) and approximately 263 tonnes (8.5 million ounces) of silver from the Cusi Project area.

7- Geological Setting

Local Geology

The Cusi Property is underlain by approximately 750 m sequence of the LVS and a thicker sequence of the UPS, as noted above. There is little information about detailed geology of the area. Regional mapping by the CRM, however, suggest that about 60% to 70% of the area of the properties is underlain by rhyolitic and dacitic ignimbrite rocks of the UVS. These rocks are often intruded by granitic plutons of various sizes. Regional mapping by the CRM also indicates that the Cusi Property is situated within a collapsed caldera (Figure 7-1).

Structural data from outcrops within the Cusi Property, as well as from drill core, indicate that the dominant bedding orientation is the regional northwest striking and gently to moderately northeast dipping units of rhyolitic and dacitic ignimbrite rocks.

Bufa Ignimbrite

The Bufa ignimbrite is the dominant topographic feature in the Cusi area. It covers an area of approximately 20 km^2 with topographic relief in the order of 500 m. The rock is grey to mauve, fine to medium-grained felsic rock with varying textures; the porphyritic variety includes millimetre-scale plagioclase phenocrysts, whereas the fragmental variety includes fragments of millimetre and centimetre-scale lithic angular, subrounded or flattened sedimentary rocks. The matrix of both varieties is "mostly composed of aphanitic plagioclase and silica, locally with glassy texture" (Ciesielski, 2006). Near the north-eastern contact with the andesite, the rock is generally pink in colour and is mostly homogeneous.

Andesite

The area northeast of the Bufa ignimbrite is underlain by fragmental rocks of andesitic composition. Texturally, these rocks vary from lapilli tuff to agglomerate, with fragments ranging from a few centimetres to several tens of centimetres in size, within a dark green, fine-grained matrix. To date, no significant mineralization has been discovered within the andesite.

Alteration

There are two types of alteration present within the Cusi area. Surfacial alteration extends from 1 m to 5 m, and is common in both the Bufa ignimbrite and the andesitic rocks. This is due to the kaolinization of the plagioclase, and the introduction of iron oxides and hydroxides and precipitation of manganese oxide (Ciesielski, 2006). Zones of hydrothermal alteration are associated with mineralized areas and major fault zones, commonly in or near contact zones between the Bufa ignimbrite and the andesite. This is present due to the kaolinization of the plagioclase in combination with silica dissolution and introduction of iron oxides along fracture planes. Specific areas of hydrothermal alteration are recorded as follows:

- At the La India Mine, a 100m wide, northwest trending zone is characterized by intense leaching. Recent drill testing in this area indicated moderate silicification at depth (Ciesielski, 2006).
- At the La Bamba open pit some 500 m southwest of the San Miguel shaft, similar kaolinitic alteration and silicification is present as at the La India Mine
- At the Santa Edwiges Mine, silicification is associated with northwest and west-northwest trending veins cut by northwest, north and northeast trending faults

Recent field mapping by Ciesielski (2006) also suggests that several northeast trending shear zones and other structures in the area are coincident to similarly northeast trending gullies. Not all of these gullies, however, are shown on the topographic maps available to date.

Tectonic Setting

Tectonic movements accompanied by the extensive volcanism in the Sierra Madre Occidental system during the Late Cretaceous to Tertiary period formed the large volcanic belt in western Mexico (Salinas et al, 2004). Magmatic activity during this period resulted in the formation of the LVS and the UVS series in the Abasolo region. Andesitic to rhyolitic rocks deposited during this volcanic period are related to the base metal and silver mineralization. Ore emplacement is also related to the extensive northeast, northwest and north-trending faults that created large block structures in the Abasolo region. Displacement along these faults may be up to 200 m. In general, the faults and fracture zones are coincident, or adjacent to, ridges and gullies in the area. The area around Cusi has undergone block faulting. Four major sets of faults are recognised. These are:

- Northwest trending faults, such as the Cusi Fault zone along the Cusi River
- East-northeast trending faults, such as the structures at La Bamba and San Miguel Mine
- Northeast trending faults, such as the structure at San Edwiges Mine
- North trending faults, such as the San Rafael Fault

Non mineralized brecciated zones occur near the northeast side of the contact between the Bufa ignimbrite and the andesite. Commonly, these zones are oriented north-northwest, i.e., parallel to the contact, and may be up to 20 m wide and 200 m long Ciesielski, 2006).

In places, ductile deformation also is present in the region. These occur as mylonitic ones within altered ignimbrite, such as near the top of the Bufita mountain, where foliation is oriented north-northeast and west-northwest and shows metre scale open and ight folds plunging to the south" (Ciesielski, 2006).


Ash-flow tuff
(Frijol)
Mafic flow
Felsic flow
Dacite flow
Welded felsic tuff
Andesite flow & felsic tuff
(Loma del Toro)
(Bufa)



8- Deposit Types

Silver and base metal deposits in the Abasolo District represent high sulphidation type of structurally controlled epithermal mineralization. Work carried out to date by Dia Bras and by earlier operators indicates that the Cusi Property and other properties in the area are situated in geologic environments which host epithermal Ag-Pb-Zn deposits, such as the Moris and Ocampo deposits (Salinas et al, 2004). Fine-grained disseminated pyrite is also associated with the rusty zones with abundant fracturing and other sulphide minerals, such as galena, and minor chalcopyrite, sphalerite and sulphosalts. These features suggest that the geologic model is epithermal silver-gold-polymetallic sulphide mineralization associated with pre-existing structures. Mineralization at epithermal vein systems is commonly characterized by open-space filling textures, and is associated with volcanic related hydrothermal to geothermal systems. Base metal mineralization associated with the silver mineralization in the Cusi area is of lesser importance and economic interest.



Figure 7: Sphalerite, galena and chalcopyrite at Cusi



Figure 8: Mine geologist Jose Payan looks at the contact between the brecciated ignimbrite with quartz carbonate veinning and the mineralised Zn-Pb – Ag zone / stope 129.

9- Mineralization

Epithermal silver-gold mineralization in the Cusi district is structurally controlled. Ore grade mineralization is hosted in north, northeast, east-northeast and northwest trending structures. To date, all production has come from these types of structures. Mineralogical (thin section) work has not yet been carried out, but observations in the field show that the alteration assemblage within the altered rocks consists of limonite, hematite, galena, pyrite, minor chalcopyrite and sphalerite. Secondary minerals of copper are occasionally present as malachite staining along fracture planes at the La Bamba open pit and near old adits in the area.

Types of Mineralization

Hydrothermal mineralization in the Cusi district was episodic and accompanied by structural movement. At the San Miguel Vein, mineralization occurs in two zones, a narrow (0.5 m to 1.0 m wide) zone within a steeply dipping vein with sharp boundaries with the wall rocks, and a more diffuse (and wider, up to 8 m wide) zone of quartz breccia and stockwork. The combined thickness of the vein and quartz breccia stockwork zone mineralization can be in excess of 10 m. Wall rock alteration often exceeds well beyond the stockwork zone. It is

possible that the mineralized zones occupy pre-existing fault structures and extensional openings formed during mineralization. Galena, sphalerite and chalcopyrite are the predominant sulphides, commonly ranging from 5% to 10%, with occasional massive sulphide zones. In general, sulphides are medium to coarse-grained, and are relatively uniformly distributed throughout the higher grade parts of the mineralized zones. The sulphides occur within the felsic to intermediate volcanic rocks, which they replace, a common feature in epithermal vein type mineralization. Detailed mineralogical studies are not yet carried out on Cusi samples. Consequently, information on mineral zoning or alteration assemblages is not available at this time. A brief description of macroscopic features is described by Ciesielski (2006) and discussed above.

Mineralized Areas

Numerous mineralized veins have been outlined at Cusi (Figure 9-1). In general, these veins are moderately to steeply dipping to the southeast, southwest and north, range from less than half a metre to up to 2 m in thickness, extend 100 m to 200 m along strike and up to 400 m along the dip of the veins. Currently, there are at least six (6) mineralized veins within the Cusi area. From north to south, these are described below.

Promontorio mine

Mineralization at Promontorio is related to a northeast trending vein, which is cut by the north trending San Rafael fault and an east trending fracture system.

Santa Edwiges Mine

This vein is situated approximately 1 km southeast of Promontorio, near the contact between the Bufa ignimbrite and the overlying andesite. Mineralization is associated with a northeast trending vein, which is <2 m thick, extends approximately 400 m along strike and at least 50 m in the vertical dimension. At the north-eastern extremity the vein has been developed as a small open pit, the San Antonio Pit (Figure 9-2). Surface expressions of this vein are outcrops with silver chloride.

San Miguel Mine

This vein is situated very close (<50m) to the contact between the Bufa ignimbrite and the overlying andesite. Silver mineralization is associated with north-northeast trending and steeply east dipping vein, which is cut by the northwest trending Cusi Fault and east trending faults. It may also be related to the northeast trending Candelaria Fault. The vein is approximately 500 m long, 0.5 m to 1 m thick and extends at least 150 m in the vertical dimension. At its south-western part the vein has been developed by two levels, 10 m apart, and a shallow shaft (Figure 9-3). Recent diamond drilling results across this zone include mineralized intersections ranging from 92 g/t Ag over 6 m in hole DC06B26 (Dia Bras 2006f). Surface expressions of this vein are outcrops with silver chloride.

The San Miguel Mine is developed by five levels (100, 200, 250, 300 and 500) of which the first three are currently accessible, and one shaft. Total amount of underground

development drifts and cross cuts is approximately 2,370m. Currently, the mine is undergoing new development and water is being pumped out of flooded areas. Historical production from the San Miguel Mine is reported to be in the order of 250,000 tonnes at an average grade of 220 g/t Ag and 1% Pb (Liboiron, 2005).

La Bamba Open Pit

Mineralization at La Bamba is interpreted to be the south-westward continuation from the San Miguel Vein. It consists of a narrow north-northeast oriented open pit approximately 110 m long, 30m deep and about 5 m wide at the southern end and some 30 m wide at the northern end. Silver mineralization is closely related to brecciated and/or silicified rock (Figure 7-3). It is likely the overall north-eastern trend is defined by a number of 0.4 m to 2 m wide en-echelon veins (Figure 9-3). Recent diamond drilling results across this zone include mineralized intersections ranging from 113 g/t Ag over 22.5 m in hole DC06B37 to 981 g/t Ag over 1 m in hole DC06B30 (Dia Bras 2006f). The mineralized veins at San Miguel and La Bamba extend approximately 1 km to the southwest, along the Candelaria Fault. To date, however, this portion of the Candelaria Fault has not been tested by drilling or underground exploration.

La India Mine

Mineralization at La India is related to the north trending San Rafael Fault. This vein extends more than 1 km along strike and at least 100 m in the vertical dimension (Dia Bras, 2006). Limonitic and/or hematitic alteration is commonly associated with subsurface exposures of this vein. No obvious surface expressions, however, are reported for this vein.

San Marina Mine

Mineralization at San Marina is related to northeast and east-northeast trending faults. This vein extends 200 m along strike and at least 350 m in the vertical dimension (Dia Bras, 2006). Recent grab sampling of a mineralized lens (100m x 50 m x 24 m) by Pershimco returned values in the order of 1,000 g/t Au, 6% Pb to 8% Pb and 4% Zn to 5% Zn (Liboiron, 2005).



Figure 9: Head Frame and portal entrance of Promontorio Mine (Cusi) in April 2008



Figure 10: Larry Meinert, Luis Carlos Chavez, Jacques Marchand and Thomas Robyn at the entrance of the San Antonio Tao pit



10- Exploration

Part of this item was provided by Dia Bras.

Dia Bras completed the refurbishing of old underground workings and is currently carrying out a diamond drilling program. Dia Bras is also carrying out geological mapping and surface lithogeochemical sampling programs for the purpose of detecting new mineralized zones. As of March 31st, 2008, Dia Bras has completed over 39,750 m of diamond drilling both surface and underground from 177 surface drill holes and 25 underground drill holes.

The objective of this program was to explore for near surface polymetallic silver mineralization within the areas of the old underground workings. These holes are testing and attempting to better outline the areas close to the previously discovered and mined silver-gold and polymetallic sulphide mineralization.

Dia Bras possess a significant exploration workforce consisting of Mexican geologists, technicians, and support personnel located at the Cusi geological office. This team is directly responsible for the exploration programs within the mineral concessions under supervision of experienced Canadian and Mexican geologists and geological engineers. Diamond drilling services for the current exploration program is provided by Dia Bras crews. Outside services, particularly for topographic surveys and certain geological specialties, are contracted to independent consultants as required.

Surface Exploration

Results of the current surface exploration are discussed under the next Section: Drilling.

Underground Exploration

Dia Bras completed the refurbishing of old underground workings and is currently carrying out a diamond drilling program. It is also carrying out sampling and opening up new areas discovered by recent surface diamond drilling in Santa Edwiges and Promontorio.

Drifting is still in progress along the trends. There are many old workings in this area, which are developed on sublevels.

2006 Exploration work

Exploration at Cusi commenced in June 2006 after necessary permits were obtained. The program consisted in three folds:

1. Firstly, mapping on a regional scale (1:20 000) the northwest area of the Cusi camp which represent the main past mining area.

2. Secondly, initiate a drilling program aim at developing reserves at the La Bamba-San Miguel mines and at the Santa Edwiges Mine and identifying potential new ore resources and targets.
3. Thirdly, start a limited bulk test mining program from both La Bamba open pit and the Santa Edwiges underground workings.
4. Further work includes dewatering the Promontorio and San Miguel shafts.

The regional mapping was carried by Dr. A. Ciesielski and about 10 km2 have been mapped at 1:20,000 scale in the northwestern portion of the project area. Regional mapping over 100 km2 is planned. The mapping was done using high definition aerial orthophotos that were produced by Copper Aerial Surveys in thefall of 2006.

The La India past producing mine was the first property acquired and permitted. When the work commenced, it included 16 diamond drill holes for 2810.5 metres, three of which were on a newly recognized alteration zone.

Drilling subsequently shifted to San Miguel-La Bamba (28 ddh for 5448.70 m), then to San Nicolas-Santa Edwiges (18 ddh for 3191m). At San Miguel, drilling was done under and around Level 5. Shallow, near surface drilling at La Bamba intersected several good intervals, with silver grades of 200-300 g/t.

Underground work has been focused on Santa Edwiges, while de-watering is being done on San Miguel and Promontorio mines. The San Miguel shaft is choked with rubble and trash, and must be de-mucked as pumping continues. Pumping from Promontorio was slow, so a larger pump and line (10" from 4") have been installed to increase the de-watering rate.

The Promontorio mine is connected by a drift to the Santa Marina, San Nicolas and San Antonio mines.

2006 Drilling

In 2006, 65 holes were realized totalizing 11793 m has been drilled in the in the Cusi North area
The next tables give the statistic for the diamond drilling realized:

Sub Project	Grand Total
Altac	378.00
La Bamba	3388.40
La India	2435.50
Sta Edwiges	964.00
San Miguel	2171.70
San Nicolas	2150.00
San Antonio	207.00
Tascate	207.00
Total Superficie	**11901.60**
Grand total	**11901.60**

Table 6: Distribution of the drill holes on the Cusi Property during 2006

Barreno	Locality	From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC06B001	La India	67,00	70,00	3,00	0,14	309	0,00	0,10	0,00	
DC06B012	La India	198,10	203,00	4,90	0,56	3355	1,10	0,70	0,20	
DC06B012	La India	223,00	224,00	1,00	0,13	312	0,00	0,70	0,10	
DC06B015	La India	100,80	101,42	0,62	0,06	184	0,10	0,20	0,20	
DC06B015	La India	103,55	104,55	1,00	0,02	146	0,00	0,10	0,10	
DC06B015	La India	114,00	122,50	8,50	0,09	156	0,00	0,10	0,10	
DC06B015	La India	128,32	128,85	0,53	0,10	130	0,00	0,20	0,40	
DC06B016	San Miguel	91,32	92,16	0,84	0,09	42	0,00	0,50	0,50	
DC06B017	San Miguel	49,00	52,00	3,00	0,11	41	0,00	0,20	1,50	
DC06B017	San Miguel	65,00	69,75	4,75	0,02	20	0,00	0,30	0,40	
DC06B017	San Miguel	101,25	101,55	0,30	0,04	78	0,00	0,30	1,10	
DC06B017	San Miguel	107,00	111,00	4,00	0,04	60	0,10	0,20	0,60	
DC06B017	San Miguel	117,00	118,00	1,00	0,04	131	0,10	0,70	1,60	
DC06B017	San Miguel	121,10	122,20	1,10	0,38	689	0,60	2,80	2,30	
DC06B017	San Miguel	164,00	165,00	1,00	0,04	23	0,00	0,60	1,00	
DC06B018	San Miguel	48,00	49,00	1,00	0,03	48	0,00	1,20	0,50	
DC06B018	San Miguel	71,00	73,00	2,00	0,11	237	0,10	0,20	0,20	
DC06B018	San Miguel	77,00	78,00	1,00	0,09	166	0,00	0,20	0,20	
DC06B018	San Miguel	81,00	82,00	1,00	0,10	120	0,00	0,10	0,10	
DC06B018	San Miguel	96,00	97,00	1,00	0,12	97	0,00	0,30	0,20	
DC06B021	San Miguel	112,00	113,00	1,00	0,06	93	0,00	0,10	0,20	
DC06B021	San Miguel	138,00	142,00	4,00	0,15	237	0,00	0,20	0,10	
DC06B021	San Miguel	152,00	155,00	3,00	0,05	98	0,00	0,10	0,10	
DC06B023	San Miguel	34,00	36,38	2,38	0,08	52	0,10	0,40	0,50	
DC06B023	San Miguel	56,00	57,00	1,00	0,18	26	0,10	1,00	3,90	
DC06B023	San Miguel	126,50	127,90	1,40	0,10	187	0,00	0,20	0,10	
DC06B024	San Miguel	124,00	136,00	12,00	0,09	120	0,10	0,50	0,60	
DC06B024	San Miguel	144,00	145,00	1,00	0,03	42	0,00	0,30	0,60	
DC06B026	San Miguel	14,00	16,00	2,00	0,06	68	0,00	0,70	1,10	
DC06B026	San Miguel	33,00	34,00	1,00	0,05	44	0,10	0,40	0,40	
DC06B026	San Miguel	41,00	45,00	4,00	0,05	63	0,10	0,30	0,30	
DC06B026	San Miguel	48,00	50,00	2,00	0,13	160	0,00	1,80	0,30	
DC06B026	San Miguel	76,00	80,00	4,00	0,05	121	0,00	0,10	0,10	
DC06B026	San Miguel	90,00	91,00	1,00	0,05	111	0,00	0,10	0,10	
DC06B026	San Miguel	94,00	97,00	3,00	0,08	116	0,00	0,10	0,10	
DC06B027	San Miguel	36,00	37,00	1,00	0,06	60	0,00	0,70	0,20	
DC06B027	San Miguel	41,00	42,00	1,00	0,06	32	0,00	0,70	0,20	
DC06B027	San Miguel	59,00	60,00	1,00	0,04	66	0,00	0,30	1,70	
DC06B027	San Miguel	76,00	77,00	1,00	0,03	32	0,10	0,40	0,40	
DC06B027	San Miguel	87,00	88,00	1,00	0,02	28	0,00	0,30	1,20	

Table 7: Mineralized intercepts of 2006 drilling (part 1)

Barreno	Locality	From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC06B027	San Miguel	93,00	94,00	1,00	0,03	226	0,00	0,20	0,70	
DC06B029	Santa Edwiges	72,40	72,60	0,20	0,02	10	0,00	0,80	2,30	
DC06B029	Santa Edwiges	103,80	104,80	1,00	0,05	6	0,00	0,60	1,10	
DC06B030	La Bamba	35,00	59,00	24,00	0,14	250	0,00	0,40	0,20	
DC06B030	La Bamba	63,00	67,00	4,00	0,05	127	0,00	0,10	0,10	
DC06B030	La Bamba	72,00	73,00	1,00	0,21	115	0,00	0,10	0,10	
DC06B031	Tàscate	136,00	137,00	1,00	0,08	20	0,00	1,80	1,50	
DC06B031	Tàscate	142,80	143,70	0,90	0,08	22	0,00	0,60	1,40	
DC06B031	Tàscate	152,60	153,60	1,00	0,01	5	0,00	1,10	0,40	
DC06B031	Tàscate	188,00	190,20	2,20	0,09	16	0,00	1,60	1,20	
DC06B031	Tàscate	199,00	200,20	1,20	0,49	37	0,00	3,00	3,30	
DC06B032		61,50	62,10	0,60	0,06	108	0,00	0,30	0,10	
DC06B032		64,30	65,10	0,80	0,20	82	0,00	0,70	0,10	
DC06B032		103,00	104,00	1,00	0,06	200	0,00	0,10	0,10	
DC06B033		67,20	67,60	0,40	0,06	167	0,00	0,20	0,20	
DC06B034		31,15	37,52	6,37	0,13	165	0,00	0,30	0,10	
DC06B035		34,30	35,00	0,70	0,07	322	0,00	0,20	0,00	
DC06B035		38,00	39,00	1,00	0,05	452	0,00	0,10	0,10	
DC06B036		41,15	41,67	0,52	0,30	394	0,00	0,10	0,20	
DC06B036		44,25	50,65	6,40	0,06	99	0,00	0,00	0,10	
DC06B036		57,65	62,65	5,00	0,18	277	0,00	0,10	0,10	
DC06B044		91,00	92,50	1,50	0,02	9	0,00	0,40	1,10	
DC06B044		224,00	225,00	1,00	0,13	60	0,00	1,00	1,00	
DC06B045		53,00	54,50	1,50	0,05	300	0,00	0,00	0,00	
DC06B046		30,50	32,10	1,60	0,10	94	0,00	0,10	0,20	
DC06B048		42,50	44,00	1,50	0,11	110	0,00	0,20	0,20	
DC06B048		53,00	54,50	1,50	0,06	168	0,00	0,10	0,10	
DC06B049		24,50	26,00	1,50	0,08	126	0,00	0,00	0,10	
DC06B049		42,50	45,50	3,00	0,17	544	0,00	0,10	0,20	
DC06B049		77,00	78,50	1,50	0,04	97	0,00	0,10	0,10	
DC06B050		156,00	160,50	4,50	0,45	59	0,10	0,70	1,10	
DC06B051		56,00	59,00	3,00	0,10	117	0,00	0,40	0,30	
DC06B052		148,90	153,00	4,10	0,30	124	0,10	0,40	0,60	
DC06B053		33,00	34,50	1,50	0,07	122	0,00	0,20	0,20	
DC06B057		120,50	122,00	1,50	0,39	127	0,00	0,00	0,10	
DC06B057		140,00	143,00	3,00	1,45	174	0,00	0,20	0,10	
DC06B057		165,50	167,00	1,50	0,99	145	0,00	0,30	0,40	
DC06B057		183,50	185,00	1,50	0,07	120	0,00	0,10	0,10	
DC06B061		65,50	67,00	1,50	0,09	104	0,00	0,10	0,10	
DC06B064		97,50	102,00	4,50	0,05	128	0,10	0,30	0,20	

Table 8: Mineralized intercepts of 2006 drilling (part 2)

2007 Exploration work

Geological Mapping

The geological mapping initiated in 2006 was completed in July 2007 in the Northwestern part of the property. In total, 10 km^2 were mapped at a scale of 1:20000 with subsequent detail mapping on high priority zone. This work program was carried out under the supervision of Dr Andre Ciesielski (A Ciesielski

January to July 2007.

At that moment, Dia Bras did not receive the aerial photos of Cusihuiriachi camp. Detail mapping was using the topographic mine local grid. The grid was N-S, with line 50m and flag every 25m. Geology station, was done every 10 to 20m along the principal structure are mineralized area. The geology station, have basic geological information.

The localization was done with measuring tape and a compass, and was reported directly on a map with a local mine grid (based with topographic information). The grid reliability was 1to 5m error. This way of measuring was generating to 0 to 5m error, and 1 to 10m error, in irregular relief.

July to September 2007.

After having receiving, the aerial photo and been able to use it as background, with sufficient precise reference for localization. A more practical way to do mapping was available, and evolution of work up-grade. In July, it was possible to have map of any scale from an area for mapping activities, and localize on the field with GPS and the aerian image. The same pattern of geology station was conserve, every 10 to 20m along the principal structure are mineralized area. Permission to sample during the mapping activities was accord at the same moment.

The GPS localization is 2-5m error, depending on the area. The localization was done with the GPS (UTM-WGS84-Z13), and aerian image reduce the localization error less then 2m. The only distorsion of the aerian image in the cliff area (like Bufa mountain). This way of measuring was generating to 0 to 2m error, and 0 to 4m error, in irregular relief.



Figure 11: Principals structures mapped in 2007 by geologist Andre Ciesielski and *Jocelyn Pelletier*, Cusihuiriachi (Dia Bras Exploration).

2007 Drilling

In 2007, 123 DDH totalizing 21811 m of diamond drilling was realized with two underground machines in the Santa Edwiges West mine and with 4 surface machines in different area of the project. The next tables give the statistic for the diamond drilling realized:

The next table gave the meter by localities:

Sub Project	Grand Total
Sta Edwiges	1727
Total Interior	**1727**
Promontorio	6615,5
Santa Edwiges	6663
San Antonio	767
Santa Marina	1858
La Bamba	838
San Nicolas	974
San Antonio / San Bartolo	1014
Santa Marina / San Antonio	119
Santa Marina / San Bartolo	1331,5
Total Superficial	**20180**
Grand total:	**21907**

Table 9: Metres drilled by areas of interest

The next table gives the mineralized intercepts of 2007.

Barreno	Locality	From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B066		132,00	135,00	3,00	0,30	' 98	0,00	0,00	0,10	
DC07B066		138,00	141,00	3,00	0,40	176	0,00	0,00	0,10	
DC07B067		143,00	144,50	1,50	0,06	152	0,00	0,60	0,00	
DC07B070		15,50	21,50	6,00	0,06	162	0,00	0,00	0,10	
DC07B071		225,00	226,50	1,50	0,46	187	0,00	0,30	0,30	
DC07B072		15,50	17,00	1,50	0,06	239	0,00	0,00	0,10	
DC07B072		20,00	21,50	1,50	0,01	111	0,00	0,00	0,10	
DC07B073		10,50	11,70	1,20	1,14	1240	0,10	0,00	0,10	
DC07B073		36,50	44,00	7,50	0,11	216	0,00	0,10	0,10	
DC07B085		94,50	96,00	1,50	0,06	111	0,00	0,20	0,40	
DC07B085		184,50	189,00	4,50	0,07	394	0,10	0,90	0,10	
DC07B086		83,70	83,90	0,20	0,25	243	0,10	0,90	0,20	
DC07B086		93,30	95,10	1,80	0,14	764	0,10	0,70	0,30	
DC07B088		56,00	57,50	1,50	0,11	175	0,10	0,40	1,00	
DC07B088		65,00	66,50	1,50	0,04	46	0,00	0,30	0,90	
DC07B088		143,00	144,50	1,50	0,12	103	0,00	0,20	0,50	
DC07B088		171,50	173,00	1,50	0,02	32	0,00	0,50	0,50	
DC07B088		182,00	183,50	1,50	0,08	95	0,10	0,10	0,60	
DC07B088		194,00	200,00	6,00	0,14	89	0,00	0,40	0,60	
DC07B089		54,50	56,00	1,50	0,00	10	0,00	0,20	1,90	
DC07B089		129,50	134,00	4,50	0,03	99	0,00	0,50	0,80	
DC07B089		149,00	155,00	6,00	0,10	95	0,00	0,40	0,40	
DC07B089		182,00	191,00	9,00	2,06	1576	1,30	6,40	7,20	
DC07B089		197,00	198,50	1,50	0,03	380	0,10	0,10	0,10	
DC07B089		225,50	227,00	1,50	0,01	10	0,00	1,40	2,90	
DC07B090		212,00	219,50	7,50	0,37	78	0,10	0,90	1,40	
DC07B090		282,30	283,15	0,85	0,20	87	0,00	0,30	0,30	
DC07B091		129,50	143,00	13,50	0,13	586	0,00	0,40	0,20	
DC07B091		146,00	149,00	3,00	0,07	137	0,00	0,30	0,40	
DC07B091		197,00	203,00	6,00	0,15	336	0,10	2,10	1,30	
DC07B091		212,00	216,50	4,50	0,15	217	0,20	3,80	2,20	
DC07B091		227,00	237,50	10,50	0,11	93	0,10	3,90	6,20	
DC07B092		122,00	125,00	3,00	0,27	372	0,10	0,40	0,20	
DC07B092		188,00	189,50	1,50	0,39	47	0,00	0,80	0,30	
DC07B092		204,50	206,00	1,50	0,17	12	0,00	1,00	0,70	
DC07B092		218,00	225,50	7,50	1,25	385	0,00	2,80	1,30	
DC07B093		88,50	90,00	1,50	0,08	193	0,10	0,10	0,10	
DC07B093		94,50	97,50	3,00	0,05	582	0,10	0,30	0,20	
DC07B093		141,00	144,00	3,00	0,05	218	0,00	0,20	0,30	
DC07B093		154,50	159,00	4,50	0,02	54	0,00	0,40	0,10	
DC07B094		87,50	89,00	1,50	0,01	9	0,00	0,90	0,80	
DC07B094		105,50	107,00	1,50	0,00	99	0,10	0,20	0,70	
DC07B094		125,00	126,50	1,50	0,01	156	0,20	1,00	2,70	
DC07B094		176,00	179,00	3,00	0,26	9	0,00	0,50	1,20	
DC07B094		195,50	197,00	1,50	0,08	30	0,10	2,00	5,40	
DC07B094		200,40	201,30	0,90	0,21	59	0,20	2,40	2,20	
DC07B094		263,00	264,50	1,50	0,17	91	0,10	0,30	0,30	
DC07B094		290,00	302,00	12,00	0,84	34	0,00	1,80	1,30	
DC07B094		356,00	362,00	6,00	0,06	30	0,10	0,50	0,90	
DC07B097		238,50	240,00	1,50	0,21	22	0,10	0,70	0,90	
DC07B097		282,00	283,50	1,50	0,04	6	0,00	0,70	2,00	

Barreno	Locality	From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B097		313,50	318,00	4,50	0,02	20	0,00	3,80	2,60	
DC07B097		321,00	325,50	4,50	0,02	8	0,00	1,20	1,40	
DC07B097		363,00	369,00	6,00	0,05	16	0,00	1,90	0,80	
DC07B098		235,10	236,30	1,20	0,24	58	0,20	2,70	2,90	
DC07B098		291,00	292,50	1,50	1,48	2	0,00	0,10	1,60	
DC07B098		313,50	315,00	1,50	0,18	17	0,00	1,10	0,50	
DC07B099		98,00	99,50	1,50	0,02	101	0,00	0,10	0,20	
DC07B099		107,00	113,00	6,00	0,02	71	0,00	0,20	0,20	
DC07B099		120,50	122,00	1,50	0,02	101	0,00	0,10	0,10	
DC07B099		204,90	206,50	1,60	0,08	163	0,00	0,40	0,40	
DC07B099		255,50	258,50	3,00	0,23	48	0,00	2,00	1,10	
DC07B100		66,00	67,50	1,50	0,31	777	0,20	1,60	1,60	
DC07B100		144,00	145,50	1,50	0,08	26	0,00	2,10	0,30	
DC07B100		218,70	223,50	4,80	0,29	46	0,00	0,70	1,00	
DC07B100		268,50	276,00	7,50	0,32	10	0,00	1,20	1,50	
DC07B101B		98,00	108,50	10,50	0,01	1433	0,20	0,20	0,10	
DC07B101B		111,50	113,00	1,50	0,01	151	0,00	0,00	0,00	
DC07B101B		117,50	119,00	1,50	0,06	780	0,10	1,20	0,00	
DC07B101B		147,50	150,50	3,00	0,02	199	0,10	0,20	0,50	
DC07B101B		318,50	320,00	1,50	0,04	50	0,00	0,40	0,40	
DC07B102		160,50	165,00	4,50	0,03	248	0,10	0,90	0,90	
DC07B102		327,00	331,50	4,50	0,16	91	0,00	0,20	0,40	
DC07B102		342,00	357,00	15,00	0,04	24	0,00	1,60	1,90	
DC07B102		366,00	367,50	1,50	0,01	8	0,00	1,60	0,60	
DC07B102		411,00	412,50	1,50	0,02	18	0,00	0,70	0,70	
DC07B103		87,00	90,00	3,00	0,08	38	0,00	0,40	2,00	
DC07B103		129,00	130,50	1,50	0,01	99	0,10	0,40	0,90	
DC07B103		336,00	337,50	1,50	0,02	14	0,00	0,40	1,00	
DC07B103		348,00	349,50	1,50	0,03	25	0,00	0,70	1,20	
DC07B103		393,00	394,50	1,50	0,01	6	0,00	0,00	1,60	
DC07B105		233,00	234,50	1,50	0,28	149	0,00	0,50	1,00	
DC07B106		114,50	117,50	3,00	0,18	57	0,00	1,30	2,40	
DC07B106		158,00	159,50	1,50	0,30	23	0,00	0,40	0,80	
DC07B110		307,50	309,00	1,50	0,43	320	0,00	0,10	0,20	
DC07B110		331,50	333,00	1,50	0,01	7	0,00	0,50	1,80	
DC07B110		378,00	379,50	1,50	0,02	37	0,00	0,40	0,50	
DC07B110		409,50	411,00	1,50	0,26	266	0,00	0,10	0,20	
DC07B110		468,00	474,00	6,00	0,02	10	0,10	0,60	1,60	
DC07B110		520,50	525,00	4,50	0,12	142	0,10	1,20	2,60	
DC07B110		528,00	532,50	4,50	0,19	95	0,10	0,40	1,40	
DC07B110		549,00	555,00	6,00	0,11	84	0,10	0,30	0,50	
DC07B111		119,00	120,50	1,50	0,02	164	0,00	0,10	0,20	
DC07B111		297,20	298,40	1,20	0,10	62	0,00	0,20	0,40	
DC07B112		108,50	110,00	1,50	0,04	10	0,00	0,70	1,20	
DC07B112		156,50	158,00	1,50	0,16	6	0,00	0,40	1,10	
DC07B112		161,00	165,50	4,50	0,22	82	0,00	0,90	1,80	
DC07B114		188,23	197,00	8,77	0,11	88	0,10	3,70	1,20	
DC07B115		126,50	128,00	1,50	0,00	101	0,00	0,10	0,30	
DC07B115		174,50	179,00	4,50	0,04	157	0,00	0,20	0,30	
DC07B115		206,00	207,50	1,50	0,46	115	0,00	0,60	0,10	
DC07B117		63,50	66,50	3,00	0,06	214	0,00	0,10	0,10	

Barreno	Locality	From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B117		71,00	72,50	1,50	0,04	170	0,00	0,00	0,00	
DC07B117		156,50	158,00	1,50	0,02	107	0,00	0,10	0,20	
DC07B117		161,00	167,00	6,00	0,18	170	0,00	0,20	0,10	
DC07B118		184,50	186,00	1,50	0,03	5	0,00	0,80	0,60	
DC07B118		219,20	220,70	1,50	0,21	40	0,00	2,30	6,40	
DC07B118		427,50	429,00	1,50	0,09	77	0,10	8,10	20,50	
DC07B119		116,63	117,03	0,40	0,01	127	0,00	0,30	0,30	
DC07B124		179,00	180,50	1,50	0,10	28	0,00	0,90	0,70	
DC07B125		74,50	76,00	1,50	0,01	877	0,20	0,10	0,10	
DC07B125		88,00	88,40	0,40	0,02	182	0,10	0,50	0,40	
DC07B125		95,50	97,00	1,50	0,02	149	0,00	0,10	0,10	
DC07B125		134,50	136,00	1,50	0,01	104	0,00	0,10	0,20	
DC07B129		108,50	110,00	1,50	0,01	8	0,00	0,70	0,60	
DC07B129		132,50	134,00	1,50	0,01	5	0,00	0,70	0,60	
DC07B129		140,00	143,00	3,00	0,70	56	0,00	1,40	0,60	
DC07B129		161,00	162,50	1,50	0,19	17	0,00	0,90	0,50	
DC07B129		165,50	167,00	1,50	0,07	8	0,00	0,90	0,80	
DC07B129		170,00	176,00	6,00	0,22	23	0,00	1,30	0,40	
DC07B130		159,00	160,50	1,50	0,01	13	0,00	0,40	1,00	
DC07B130		173,20	177,10	3,90	0,38	27	0,00	3,10	2,00	
DC07B130		180,00	183,00	3,00	0,58	8	0,00	1,20	1,50	
DC07B130		189,00	190,50	1,50	0,14	48	0,00	0,70	0,60	
DC07B130		281,50	281,90	0,40	0,22	10	0,00	0,50	3,70	
DC07B130		314,00	318,00	4,00	0,05	19	0,10	0,50	1,70	
DC07B130		342,00	355,00	13,00	0,01	9	0,00	0,60	1,10	
DC07B130		405,30	405,90	0,60	0,21	130	0,00	0,00	0,10	
DC07B131		81,30	84,50	3,20	0,01	595	0,10	0,10	0,20	
DC07B131		110,60	111,60	1,00	0,09	405	0,10	0,30	0,30	
DC07B131		216,50	218,00	1,50	0,05	131	0,10	0,40	0,20	
DC07B132		86,20	86,80	0,60	0,13	469	0,10	0,20	0,50	
DC07B132		103,50	105,00	1,50	0,01	75	0,00	0,30	0,40	
DC07B132		117,00	118,50	1,50	0,02	423	0,10	0,20	0,20	
DC07B132		144,00	147,00	3,00	0,01	139	0,00	0,20	0,20	
DC07B132		162,50	174,50	12,00	0,16	333	0,00	0,20	0,20	
DC07B132		186,20	189,65	3,45	0,04	68	0,00	0,20	0,20	
DC07B132		215,50	215,90	0,40	0,04	29	0,00	0,60	0,80	
DC07B132		220,80	222,65	1,85	0,04	145	0,10	1,40	1,50	
DC07B132		237,50	238,10	0,60	0,06	54	0,00	0,70	0,90	
DC07B132		249,00	253,00	4,00	0,03	41	0,00	0,50	0,40	
DC07B132		259,30	259,90	0,60	0,13	191	0,10	2,30	1,20	
DC07B132		272,00	278,00	6,00	0,20	141	0,00	0,50	0,40	
DC07B133		128,00	129,50	1,50	0,02	18	0,00	0,50	0,80	
DC07B133		132,50	134,00	1,50	0,10	27	0,00	0,70	1,20	
DC07B133		159,50	161,00	1,50	0,13	62	0,00	0,50	1,00	
DC07B133		185,00	189,00	4,00	2,59	502	0,10	1,40	0,80	
DC07B134		66,50	68,00	1,50	0,44	82	0,00	0,20	0,10	
DC07B134		123,50	125,00	1,50	0,04	10	0,00	0,60	0,80	
DC07B135		24,50	26,00	1,50	0,08	118	0,00	0,00	0,00	
DC07B136		169,20	170,00	0,80	0,17	46	0,00	0,70	0,40	
DC07B136		254,00	255,00	1,00	0,04	12	0,10	0,60	1,00	
DC07B137		179,00	186,05	7,05	0,07	125	0,00	0,10	0,20	

Barreno	Locality	From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07B138		42,50	44,00	1,50	0,02	107	0,00	0,10	0,10	
DC07B138		86,00	87,50	1,50	0,01	98	0,00	0,10	0,20	
DC07B138		90,50	92,00	1,50	0,01	236	0,10	0,20	0,30	
DC07B138		161,00	170,00	9,00	0,05	132	0,10	0,20	0,20	
DC07B139		141,00	142,50	1,50	0,12	121	0,00	0,60	0,80	
DC07B139		259,60	263,10	3,50	0,38	269	0,10	3,70	5,30	
DC07B139		336,00	337,50	1,50	0,09	42	0,00	0,80	1,00	
DC07B139		462,30	467,10	4,80	0,08	52	0,10	2,90	3,90	
DC07B140		124,00	125,00	1,00	0,04	122	0,00	0,10	0,10	
DC07B141		250,00	251,00	1,00	0,02	9	0,00	0,80	0,80	
DC07B142		30,50	32,00	1,50	0,04	164	0,00	0,10	0,10	
DC07B142		66,50	68,00	1,50	0,09	95	0,00	0,30	0,80	
DC07B142		135,50	140,00	4,50	0,04	290	0,10	0,20	0,20	
DC07B143		144,20	147,00	2,80	2,15	187	0,00	1,10	0,60	
DC07B143		289,60	290,20	0,60	0,10	51	0,00	4,10	3,30	
DC07B144		89,00	92,00	3,00	0,04	188	0,00	0,10	0,10	
DC07B144		109,70	110,30	0,60	0,03	327	0,00	0,20	0,20	
DC07B146		87,50	90,50	3,00	0,02	386	0,00	0,20	0,20	
DC07B146		98,00	110,00	12,00	0,06	195	0,00	0,10	0,20	
DC07B151		113,00	115,50	2,50	0,01	411	0,10	0,30	0,30	
DC07B151		121,50	127,50	6,00	0,01	97	0,00	0,20	0,10	
DC07B151		136,50	138,00	1,50	0,03	168	0,00	0,10	0,10	
DC07B151		145,50	147,00	1,50	0,01	131	0,10	0,30	0,20	
DC07B151		153,00	159,00	6,00	0,05	693	0,10	0,20	0,20	
DC07B151		181,50	196,50	15,00	0,08	528	0,10	0,20	0,20	
DC07B151		211,15	212,45	1,30	0,11	473	0,10	0,90	1,00	
DC07B151		215,00	217,50	2,50	0,02	106	0,00	0,20	0,30	
DC07B151		233,10	236,00	2,90	0,01	105	0,10	0,40	0,50	
DC07B151		240,70	246,00	5,30	0,06	704	0,20	1,20	1,00	
DC07B153		7,50	9,00	1,50	0,01	217	0,00	0,20	0,30	
DC07B154		111,60	112,20	0,60	0,10	413	0,10	0,40	0,70	
DC07B154		123,50	125,00	1,50	0,01	95	0,00	0,10	0,20	
DC07M002		43,46	45,00	1,54	0,00	48	0,00	0,30	0,80	
DC07M002		63,00	67,50	4,50	0,00	130	0,00	1,20	0,90	
DC07M002		109,50	111,00	1,50	0,00	120	0,00	0,00	0,00	
DC07M003		58,50	63,00	4,50	0,00	83	0,00	0,00	0,00	
DC07M004		24,00	27,00	3,00	0,00	39	0,00	0,90	0,50	
DC07M004		31,50	34,75	3,25	0,00	111	0,00	0,90	0,70	
DC07M005		60,00	65,60	5,60	0,00	457	0,30	4,60	6,60	
DC07M005		103,50	109,00	5,50	0,00	229	0,00	0,10	0,30	
DC07M005		117,00	123,00	6,00	0,00	318	0,00	0,20	0,40	
DC07M006		6,00	10,34	4,34	0,00	206	0,00	0,50	0,30	
DC07M006		16,57	18,00	1,43	0,00	820	0,00	0,30	0,10	
DC07M006		20,71	24,00	3,29	0,00	76	0,00	0,30	0,50	
DC07M007		4,20	15,50	11,30	0,00	197	0,10	1,10	1,70	
DC07M007		90,40	94,00	3,60	0,00	88	0,00	0,80	0,50	
DC07M007		108,00	111,95	3,95	0,00	224	0,00	0,20	0,40	
DC07M007		117,95	121,45	3,50	0,00	113	0,00	0,80	0,90	
DC07M008		12,80	14,30	1,50	0,00	160	0,00	0,00	0,10	
DC07M008		132,00	139,50	7,50	0,00	142	0,10	0,30	0,20	
DC07M009		52,20	54,00	1,80	0,00	108	0,00	0,00	0,00	

Barreno	Locality	From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	True Width
DC07M009		109,50	111,00	1,50	0,00	240	0,20	0,20	0,30	
DC07M012		10,10	11,60	1,50	0,00	30	0,00	0,40	0,80	
DC07M012		61,00	71,50	10,50	0,00	83	0,00	0,40	1,50	
DC07M012		105,00	109,50	4,50	0,00	93	0,00	0,20	0,10	

Table 10: Mineralized intercepts of the 2007 drilling campaign

11- Drilling

Dia Bras possess a voluminous drill holes database of the Cusi property. A total of 202 drill holes have been drilled on the property. These holes were drilled from 2006 up to early 2008. Drilling was done on several zones of the Cusi property. However, only the Santa Edwiges mineral Deposit and the Promontorio mineral deposit are considered in this present report (highlighted in yellow). See next table for the distribution of the drill holes on the Cusi property.

Zone	Amount of Drill Holes
Altac	3
La Bamba	30
La India	13
Minerva	2
Promontorio	47
San Antonio	6
San Antonio/San Bart	4
San Miguel	11
San Nicolas	14
Santa Edwiges	59
Santa Marina	7
Sta. Marina / Sn. An	1
Sta. Marina / Sn. Ba	4
Táscate	1

Table 11: Distribution of the drill holes on the Cusi Property

The majority of the core is stored on the project site. The first drill holes as well as all of the underground exploration drill holes are stored at the Nichromex laboratory. Geostat recommends retrieving all exploration drill hole into one core shack at the Cusi Camp.

The drill hole collars were surveyed. Geostat noticed that downhole survey (direction, dip, length) was started only from 2007. Lithologic logging, geotechnical observations, sample interval logging was done by company geologists. Dia Bras confirmed that all drill hole information is recorded on hand written logs and key information is summarized in a digital database.

Diamond drilling services for the current exploration program is provided by Dia Bras crew. Outside services, particularly for some geological studies, are contracted to independent consultants as required. Geostat visited approximately ten easily accessible drill sites and only a few casings (2) were encountered. Furthermore, no benchmarks were present to indicate the presence of surface exploration drill holes. Geostat recommends installing permanent benchmark with detailed information for each surface exploration drill hole.

Santa Edwiges

81 drill holes corresponding to a total of 18,200 metres of NQ core was drilled on the Santa Edwiges Zone from January 2006 to march 2008. A total of 4969 samples were sent for assay. Mineralized structures containing mineralization (galena, sphalerite, pyrite and chalcopyrite) associated with hydrothermal alteration and quartz were encountered. The main purpose was to better define the extent of the ore zones both close to the surface and at depth such as the San Antonio (San), Santa-Edwiges (Sed), Santa-Rosa (Sro), Santa-Marina (Sma), San-Bartolo (Sbo) and other mineralized structures. See appendix 1: List of the Cusi mineralized intercepts.

Promontorio

47 drill holes corresponding to a total of 8,500 metres of NQ core was drilled on the Promontorio Zone from January 2006 to march 2008. A total of 1922 samples were sent for assay. Mineralized structures containing mineralization (galena, sphalerite, pyrite and chalcopyrite) associated with hydrothermal alteration and quartz were encountered. The main purpose was to better define the extent of the ore zones both close to the surface and at depth. Geostat was able to define the A vein as well as the H, K1, K2, L1, L2, X, San José and the Gallo mineralized structures. See appendix 1: List of the Cusi mineralized intercepts.



Figure 12: Easily accessible Drill sites



Figure 13: Underground drilling and mining equipment



Figure 14: Drilling around Santa Edwiges and Promontorio

12- Sampling Method and Approach

Dia Bras is following industry's sampling standards and protocols for exploration. Sealed boxes are handled by authorized personnel and sent to the core shack. Logging and sampling was done at the core shack situated within the secured and guarded Cusihuiriachic exploration camp by authorized personnel. Usually within 24 hours, the material core intervals (e.g. potentially mineralized intervals) are logged and sampled.

Drill Core sampling

The drill core sample selection is done by the appointed geologist using the following procedures:

- Separation of different lithological contacts
- Separation of different structures
- Separation of different mineralogical or alteration occurrence showing agglomeration and density variation;
- Sampling of the mineralized interval. Widths ranging from a minimum of 0.3m to a maximum of 1.5m
- Sampling of 1 to 3 metres interval of both sides of the mineralized interval
- Sampling is done using continuous tag numbers
- Systematic sampling of 1m to 1.5m of core before and after the mineralized zone.

The sampling is done using these characteristics:

- Sampling is done by splitting half of the core along the long axis.
- Splitting is orthogonal to the mineralized structures.
- One half core is left in the core box for visual control.
- One half is bagged in a numbered plastic bag and a sample tag number inside.
- Each drill hole samples are grouped together
- A different order sheet is given for each drill hole sample batch for the laboratory
- Sample numbers with its interval are indicated directly inside the box next to the witness half core.



Figure 15: Dia Bras Technician splitting core at Cusi Camp

13- Sample Preparation, Analyses and Security

Only the sample preparation, analysis and security procedures related to the exploration drilling program will be described in this report.

Also, all underground drill hole and channel samples, and surface prospection samples are sent to the Dia Bras owned, Nichromex lab in Mal Paso, Chihuahua, Mexico. Some of the samples were sent to the ERSA lab en 2006.

Each sample is assigned a unique sample number by Dia Bras authorised personnel for tracking purposes. The sample's unique number will follow it for the entire process (collection, preparation, analysis, data entry). As mentioned in the previous section, half of the drill core is stored in core boxes on site at the Cusi exploration camp and at the Malpaso laboratory. Rejects are sent back to Dia Bras and stored on site at the Cusi exploration camp. Pulps are stored at the ALS-Chemex laboratory in Vancouver for 90 days. Pulps are not stored. At the time of the writing of this report, Dia Bras was in the process of regrouping all its core boxes in a future core shack including core logging and sampling facilities.

It is to the author's knowledge that this new core shack will ensure a minimum handling of the core as well as a sufficient measure of security.

No sample preparation is done on site referring to crushing or pulverizing. The Project Geologist sends all drill core samples to the ALS-Chemex Laboratory in Chihuahua, 2 times a week. Transport is done by truck by Dia bras personnel. The ALS-Chemex Chihuahua facility specializes in the preparation of geological materials utilizing methods ranging from standard preparation to sieving and metallic screen preparation. Boasting a modern array of equipment, this facility is capable of processing as many as 20,000 samples per month. Prepared samples are shipped from Chihuahua to the North Vancouver laboratory for analysis.

Sample Preparation

ALS-Chemex Chihuahua Facility sample preparation

The following is a description of the exploration drill hole sample preparation protocols used at the ALS-Chemex sample preparation facility in Chihuahua, Mexico. This description was given to Geostat by ALS-Chemex.

It is important to mention that all geological regional-local survey samples are sent to ALS-Chemex facilities for preparation and analysis.

Sample Preparation Package – Prep-31

Standard sample preparation: dry, crush, split and pulverize; Sample is dried and the entire sample is crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. A split of up to 250 grams is taken and pulverized to better than 85% passing 75 microns (Tyler 200 mesh) screen.

Nichromex Lab sample preparation

The Laboratory is owned by Dia Bras Mexicana, it is located at the Dia Bras Mal Paso mill some 30km west from Cuauhtémoc, Chihuahua state, Mexico. This lab does not have certification and is used for all the underground development, prospection survey and test purposes.

The totality of the sample is crushed twice to pass3/8 inch. Pressured air is used for recovery and cleaning. Sample is split with a Jones type quarter splitter type several times until reducing its weight to a 100-150 gr. The sample is dried for 15 to 20 minutes at relative heat of 100°C. The sample is than passed through a disc pulveriser twice and pulverized to a fine powder (pulp). The sample keeps the same number all the time.

Sample Analysis

ALS-Chemex North Vancouver Sample Analysis

The following is a description of the exploration drill hole sample analysis procedures used at the ALS-Chemex Laboratory in North Vancouver, British-Colombia. This description was given to Geostat by ALS-Chemex.

It is important to mention that all geological regional-local survey samples are sent to ALS-Chemex facilities for preparation and analysis.

Trace Level Methods Using Conventional ICP-AES Analysis

Aqua Regia Digestion; Some base metals may dissolve quantitatively in the majority of geological matrices, data reported from an Aqua Regia leach should be considered as representing only the leachable portion of the particular analyte.

Analytes and Range (ppm)

Ag	0.2-100	Co	1-10,000	Mn	5-50,000	Sr	1-10,000
Al	0.01%-25%	Cr	1-10,000	Mo	1-10,000	Th	20-10,000
As	2-10,000	Cu	1-10,000	Na	0.01%-10%	Ti	0.01%-10%
B	10-10,000	Fe	0.01%-50%	Ni	1-10,000	Tl	10-10,000
Ba	10-10,000	Ga	10-10,000	P	10-10,000	U	10-10,000
Be	0.5-1,000	Hg	1-10,000	Pb	2-10,000	V	1-10,000
Bi	2-10,000	K	0.01%-10%	S	0.01%-10%	W	10-10,000
Ca	0.01%-25%	La	10-10,000	Sb	2-10,000	Zn	2-10,000
Cd	0.5-1,000	Mg	0.01%-25%	Sc	1-10,000		

Following that if an analysis over cotes the detection limit the following methods are applied:

- Fire Assay (Au-AA23 /Au-AA24 / Ag-GRA21)
- Sample Decomposition: Fire Assay Fusion
- Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested for ½ hour in dilute nitric acid. Hydrochloric acid is then added and the solution is digested for an additional hour. The digested solution is cooled, diluted to 7.5 ml with demineralized water, homogenized and then analyzed by atomic absorption spectrometry.

Routine Code	Rush Code	Element	weight (g)	Symbol	Detection limit	Upper limit
983 / 3583	991	Gold	30	Au	5.000 ppb	10,000.00 ppb
99 / 3584	1091	Gold	30	Au	0.005 ppm	10.00 ppm
494 / 3594	1209	Gold	30	Au	0.005 g/t	10.00 g/t
		Silver	30	Ag	3.000 ppm	10,000.00 ppm

Assay (ME-AA46), Evaluation of ores and high grade materials by aqua regia digestion

- Sample Decomposition: Aqua Regia Digestion
- Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4 to 2.00 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralised (distilled?) water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

Method Code	Element	Symbol	Detection Limit	Upper Limit	Units
As-AA46	Arsenic	As	0.010	30.00	%
Bi-AA46	Bismuth	Bi	0.001	30.00	%
Cd-AA46	Cadmium	Cd	0.001	10.00	%
Co-AA46	Cobalt	Co	0.010	50.00	%
Cu-AA46	Copper	Cu	0.010	50.00	%
Fe-AA46	Iron	Fe	0.010	30.00	%
Pb-AA46	Lead	Pb	0.010	30.00	%
Mo-AA46	Molybdenum	Mo	0.001	10.00	%
Mn-AA46	Manganese	Mn	0.010	50.00	%
Ni-AA46	Nickel	Ni	0.010	50.00	%
Ag-AA46	Silver	Ag	1.000	1500.00	ppm
Zn-AA46	Zinc	Zn	0.010	30.00	%

Nichromex Lab sample analysis

Sample Fusion

Sample is weighted and 10g is put into a 150g capacity crucible filled with 65g of flux and 2g of collector(sugar in this case). Sample is mixed uniformingly.

Top of crucible is covered with 2g of Borax to protect the fusion and to avoid projections of the material.

Sample is introduced into the furnace for 40 to 50 minutes at 100 to 1100°C.

Cupellation

Sampled is cupelled for 30 to40 minutes at average heat of at least 884 °C.
Sampled is cooled to 750to 800 °C, than a lead bead is placed and melted for 1 to 43 minutes
Sample is cooled and weighted on a 0.001 mg precision scale: (P1) = gold + silver.
Warm up nitric acid 7 + 1 boiling, drain 10 ml in the crucible, until complete dissolution of silver, this is when they stop appearing bubbles.
Pour solution and wash with distilled water.
Warm up crucible to low temperature calcine gold in burner or blowpipe 5 minutes to a distance of 5 to 10 cm.
Cool and weigh the gold bead in a 0.001 mg precision scale. Consider this weight as weight of gold.

Calculation of the silver and gold content

The gold content in the sample is calculated as the mass (g) of metal by ton of material.
Au (g/Ton) = Au (g/Ton) = where: P1: weight of the Dore (mg) P2: weight of gold (mg)

$$\text{Au (g/t)} = \frac{(\text{P2})}{\text{Sample (g)}} \times 1000$$

$$\text{Au (g/t)} = \frac{(\text{P1 - P2})}{\text{Sample (g)}} \times 1000$$

Sample Security

Dia Bras sample quality assurance, quality control and Security

Dia Bras initiated a quality assurance and quality control protocol for its exploration sampling program. The procedure included the systematic addition of blank samples, duplicate samples and certified standards to approximately each 20 batch samples sent for analysis at commercial laboratories. Blank samples were used to check for possible contamination in laboratories while certified standards determined the analytical accuracy and precision.

However, at the time of the site visit, no quality control was done other than systematic sampling of the wallrock before and after the mineralized intervals.

Geostat recommends re implementing its quality assurance and quality control protocol for its next drilling campaign. See recommendations item 20.

ALS-Chemex sample quality assurance, quality control and Security

The Laboratory Information Management System (LIMS) inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with the method. The rack size is the number of sample including QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analyzed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method:

Rack	Size Methods	QualityControl Sample Allocation		
20	Specialty methods including specific gravity, bulk density, and acid insolubility	2 standards	1 duplicate	1 blank
28	Specialty fire assay, assay- grade, umpire and concentrate methods	1 standard	1 duplicate	1 blank
39	XRF methods	2 standards	1 duplicate	1 blank
40	Regular AAS, ICP-AES and ICP-MS methods	2 standards	1 duplicate	1 blank
84	Regular fire assay methods	2 standards	3 duplicates	1 blank

The laboratory staff analyses quality control samples at least at the frequency specified above. If necessary, laboratory staff may include additional quality control samples above the minimum specifications. All data gathered for quality control samples – blanks, duplicates and reference materials – are automatically captured, sorted and retained in the QC Database.

14- Data Verification

Within the framework of our site visit, Geostat carried out an independent sampling program and an analytical check of the samples.



Figure 16: Independent sampling at Cusi


BARRENO No.
CAJA No.

Figure 17: Geostat sample tags inside core boxes

The objective of this validation was to confirm the presence of silver (gold), lead and zinc values in the best mineralized intercepts of the drill holes. These holes are DC07B089, DC07B132 and DC07B151. Geostat selected a set of 31 samples with interesting values that were analyzed previously during 2007 at the ALS-Chemex laboratory of Vancouver BC, Canada. Geostat selected all the samples and supervised their extraction from the core boxes. A quarter of the core was taken and sent to the laboratory. The core boxes were photographed in detail by Dia Bras before the assay sample selection.

All the samples were sent to the SGS Lakefield laboratory in Lakefield, Ontario for preparation and analysis. A total of 5 samples were taken on the Santa Edwiges zone and the remaining 26 samples were taken on the Promontorio zone.

The procedure used by SGS-Lakefield analytical Lab can be illustrated as follows:

Parameters	Reporting Limit	Methodology
Met Plant/Control quality assays- not suitable for commercial exchange		
Preparation (if needed)	Crush up to 4kg of sample to Preparation 9 mesh (2mm)	
	Pulverize up to 250g of riffle split sample to 200 mesh (75µm)	
Ag	0.5g/t	Pb fusion Fire Assay or Acid digest AAS
Au	0.02g/t	Pb fusion Fire Assay
As	0.00%	Internal Standard XRF
Co Cu Mn Ni	0.01%	Pyrosulfate fusion XRF
ICP SAFUS	Table below:	Strong Acid digest with fusion of residue,ICP OES analysis

Element	Limit (g/t)	Element	Limit (g/t)	Element	Limit (g/t)
Ag	2	Cu	0.5	Pb	20
AL	2	Fe	4	Sb	10
As	30	K	20	Se	30
Ba	0.2	Li	5	Sn	20
Be	0.03	Mg	2	Sr	0.03
Bi	20	Mn	0.3	Ti	0.4
Ca	20	Mo	5	Tl	30
Cd	2	Na	10	V	2
Co	4	Ni	20	Y	0.2
Cr	4	P	30	Zn	2

The assay results of the Geostat sampling campaign allowed us to confirm the presence and the silver, lead and zinc content of the selected samples, as well as the integrity of the sample results used in the Santa Edwiges and Promontorio zones resource estimation.

A copy of the original assay certificates of the Geostat 2007 independent sampling program is in Appendix 7

Hole name	From	To	Len	Smp # Dia Bras	Smp # Geostat	Ag g/t Dia Bras	Ag g/t Geostat	Difference
DC07B089	182.00	183.50	1.50	735454	53711	1555.0	610.0	
DC07B089	183.50	185.00	1.50	735455	53712	197.0	63.3	
DC07B089	185.00	186.50	1.50	735456	53713	13.3	4.4	
DC07B089	186.50	188.00	1.50	735457	53714	48.2	8.2	
DC07B089	188.00	191.00	3.00	735458	53715	3820.0	2783.0	
DC07B132	162.50	163.50	1.00	717901	53716	377.0	351.0	
DC07B132	163.50	164.50	1.00	717902	53717	504.0	286.0	
DC07B132	164.50	165.50	1.00	717903	53718	204.0	112.0	
DC07B132	165.50	166.50	1.00	717904	53719	122.0	64.0	
DC07B132	166.50	167.50	1.00	717905	53720	104.0	91.2	
DC07B132	167.50	168.50	1.00	717906	53721	148.0	143.0	
DC07B132	168.50	169.50	1.00	717907	53722	175.0	138.0	
DC07B132	169.50	170.50	1.00	717908	53723	199.0	131.0	
DC07B132	170.50	171.50	1.00	717909	53724	1410.0	1400.0	
DC07B132	171.50	172.50	1.00	717910	53725	68.4	227.0	
DC07B132	172.50	173.50	1.00	717911	53726	546.0	346.0	
DC07B132	173.50	174.50	1.00	717912	53727	144.0	180.0	
DC07B151	183.00	184.50	1.50	121750	53728	1235.0	402.0	
DC07B151	184.50	186.00	1.50	121751	53729	148.0	196.0	
DC07B151	186.00	187.50	1.50	121752	53730	205.0	159.0	
DC07B151	187.50	189.00	1.50	121753	53731	723.0	965.0	
DC07B151	189.00	190.50	1.50	121754	53732	813.0	579.0	
DC07B151	190.50	192.00	1.50	121755	53733	689.0	744.0	
DC07B151	192.00	193.50	1.50	121756	53734	443.0	1111.0	
DC07B151	193.50	195.00	1.50	121757	53735	814.0	832.0	
DC07B151	241.70	242.20	0.50	121778	53736	3030.0	3834.0	
DC07B151	242.20	243.00	0.80	121779	53737	71.8	153.0	
DC07B151	243.00	244.00	1.00	121780	53738	703.0	569.0	
DC07B151	244.00	244.65	0.65	121781	53739	131.0	34.4	
DC07B151	244.65	246.00	1.35	121782	53740	951.0	474.0	
DC07B151	246.00	247.50	1.50	121783	53741	76.9	28.5	
					Average	634.5	549.0	-13%
					Weighted avg	761.5	609.3	-20%
					Median	205.0	227.0	11%

Figure 18: Analysis of independent samples from Geostat

The median is a robust estimator of a variable. The median of independent samples show 11% more silver then original data.

On the other side, the simple sign test indicates that Geostat independent samples are lower then original data. It shows a bias at a 95% confidence interval. Both average and weighted averages show significantly less silver in Geostat independent samples with or without capping high values (about 15%).

These independent samples show the importance of reimplementing as soon as possible a quality control and quality assurance protocol including systematic addition of blanks, standards and duplicates.

Laboratory correlation

The following paragraph "Laboratory correlation" has been taken from Cusi 2007 Annual Report Draft by Jacques Marchand, Eng. Geo., consultant and QP. It shows the importance of sending standards to the laboratory used by Dia Bras (see recommendations).

It was shown in 2005 that the Nichromex assays over estimate the copper grade by somewhat 30% relative to the ERSA and GM laboratories. Since there was no change in the assay process this overestimate is still present.

Here is the test done on surface samples in 2007 between Nichromex and Chemex:

	Au	Ag (vs)	Ag (aa)	Cu	Pb	Zn
Correlation coefficient	0.004	0.192	0.915	0.687	0.519	0.941

There is no correlation between the two labs for gold and there is a very poor correlation for copper and zinc. There is a very good correlation for silver and zinc.
Silver via secca does not correlate with values of atomic absorption.
Further more relative to Chemex, Nichromex overestimate silver and copper by 16%, lead by 27% and under estimate zinc by 10%. It is likely that some of those lacks of correlation are due to the sample splitting (principally au) but good correlation of silver and zinc does not support that.

15- Adjacent Properties

To the author's knowledge, Dia Bras has acquired most of the prospective lands in the Cusi camp. There are a few mineral concessions which are surrounded by Dia Bras mineral concessions and are considered as adjacent properties to the Cusi Project area within the definition of NI 43-101. Geostat does is not aware of any work being carried out on these adjacent properties.

16- Mineral Processing and Metallurgical Testing

The following information was provided by Dia Bras.

Dia Bras sent a batch of test samples for metallurgical testing to San Luis Potosi University in San Luis Potosi, Mexico. The ongoing study is headed by Dr Alejandro Lopez Valdivieso (PhD Minerals Engineering, UC Berkeley and M.Sc.A. Metallurgy, South Dakota School of Mines) and Mr. Ruben Tello Flores, Metallurgist.

This program was initiated for Santa Edwiges and includes mineralogical studies and flotation tests to obtain both a silver-lead concentrate and a zinc concentrate. The first results from the flotation tests indicate that it is feasible to produce a lead concentrate with 60% Pb and 1 kg / ton Ag with a recovery of 75% for lead and 70% for silver and also to produce a zinc concentrate with 55% Zn with low levels of lead and iron for a zinc recovery of 70%. This metallurgical study is continuing to improve recoveries for silver, lead and zinc. In respect to Promontorio, metallurgical testing is in process to obtain silver concentrate.

17- Mineral Resource and Mineral Reserve Estimates

Definitions

The classification of Mineral Resources and Mineral Reserves used in this report relies upon the definitions provided in National Instrument 43-101, which came into effect on February 1, 2001. Geostat followed the "Estimation of Mineral resources and Mineral Reserves – Best Practice Guidelines" adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum. The relevant definitions for the CIM Standards/NI 43-101 are as follows:

1- **Mineral Resource**
Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase 'reasonable prospects for economic extraction' implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

2- **Inferred Mineral Resource**
An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

3- **Indicated Mineral Resource**

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

4- **Measured Mineral Resource**

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

5- **Mineral Reserve**

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and

government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term 'Mineral Reserve' need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Database used

The data used for the estimation comes from the drill holes database managed by Dia Bras. Dia Bras provided the a complete database with the latest 2007-2008 drill holes data updated to the 31st of March, 2008. The database consists of a total of 202 drill hole collar records, 39,800 metres of NQ size core, 9,201 assay results, 37 down hole survey records and 4,961 lithology records.

Geostat did not carry out detailed verification of all the data in comparison with the original core logs, but rather did selective checking on the data found with the documents provided by Dia Bras. The site visit and discussions with the personnel gave us the belief that the database (after some minor corrections) is accurate and managed correctly. All interpretations were done according to a UTM local mining grid implemented by Dia Bras. Drill hole coordinates and direction are in reference to the local mining grid. Drilling was done on different orientations but following known mineralized structures (as mentioned in section 8 and 9) considering the relative high relief and limited access.

Capping of assays

Both cumulative frequency graphs and verification of the contribution of the highest values to the quantity of metal were studied for original samples.

The results indicate that the following capping values should be used to keep estimations conservative.

	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Santa Edwiges	2	1500	0.5	15	15
Promontorio	unneeded	2500	0.4	2	2

Table 12: Capping values used on original samples for the estimation of resources

Metal prices used for calculating the Silver equivalent

In this polymetallic mineral resource, Silver is the main economical interest with some possible interest in Gold, Zinc and Lead. In order to calculate a Silver equivalent from Silver, Gold, Zinc and Lead, we have used the formula:

$AgEq = Ag + 70.1*Au + 62.2*Zn + 43.3*Pb$

Geostat used both the price of each commodity and the correspondent estimated recovery. The details of the calculation are presented in the next table:

	Price US$	Price units	Assays units	Units factor	Recovery	Unitary price	AgEq factor
Ag	11	oz	g/t	1 / 31.103	70%	0.25	1.0
Au	600	oz	g/t	1 / 31.103	90%	17.36	70.1
Zn	1	lb	%	22	70%	15.40	62.2
Pb	0.65	lb	%	22	75%	10.73	43.3

Table 13: Factors for the silver Equivalent equation

The next figures shows the 5 years charts of silver Copper and Nickel and shows that we can use prices for silver, gold, Zinc, Lead.


Silver (USD/oz)
5 YEARS (Tuesday, May 13, 2003 - Tuesday, May 13, 2008)
25.00
20.00
15.00
10.00
5.00
0.00
USD/oz
Aug03
Jan04
Jun04
Nov04
Apr05
Sep05
Feb06
Jul06
Dec06
May07
Oct07
Mar08
InfoMine.com


Gold (USD/oz)
5 YEARS (Tuesday, May 13, 2003 - Tuesday, May 13, 2008)
1.20
1.00
0.80
0.60
0.40
0.20
(,000)
USD/oz
Aug03
Jan04
Jun04
Nov04
Apr05
Sep05
Feb06
Jul06
Dec06
May07
Oct07
Mar08
InfoMine.com


Zinc (USD/mt)
5 YEARS (Tuesday, May 13, 2003 - Tuesday, May 13, 2008)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
(,000) USD/mt
Aug03
Jan04
Jun04
Nov04
Apr05
Sep05
Feb06
Jul06
Dec06
May07
Oct07
Mar08
InfoMine.com
Lead (USD/mt)
5 YEARS (Tuesday, May 13, 2003 - Tuesday, May 13, 2008)
5.00
4.00
3.00
2.00
1.00
0.00
(,000) USD/mt
Aug03
Jan04
Jun04
Nov04
Apr05
Sep05
Feb06
Jul06
Dec06
May07
Oct07
Mar08
InfoMine.com

Figure 19: 5 year charts for silver, Gold, Zinc and Lead prices in USD

Specific gravity

Specific gravity is referred to as density in this text.

Density Determination

37 density measurements were supplied by Dia Bras. These densities were taken in different lithologies. They range from 2.0 to 6.6. Their average value is 3.1 but it is very much influenced by the 3 highest values taken in massive sulphides. They are not representative of the mineral resource. The median measured is 2.7. The median is much more robust and more representative of the mineral resource.


7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Measured density
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37
Sample

Figure 20: Individual density samples graph

Density of 2.7 was taken from previous works and from the median of the densities supplied by Dia Bras.

Geological Interpretation and Modelling

Santa Edwiges Mineral Deposit

The geological modelling of the Santa Edwiges mineral deposit was done using standard sectional modelling of 12.5m spacing. Geostat used its own sectional modelling software called SectCad. This reliable software was designed and is wholly owned by Geostat. A total of 57 sections were used. Dia Bras provided the majority of the sections with geological interpretations. Geostat took into account the geological model on sections of the Dia Bras geologists for its geological interpretation and modelling and incorporated it into SectCad. Sections for the Santa Edwiges zone are named using sequential numbering of +12.5 starting from 4,375 to 5,087.5.

Geological interpretations made by Dia Bras including openings, mined out areas and interpreted mineralized zones were taken into account in the SectCad software. 3D mine openings model was made by Geostat from the data available given by Dia Bras and mined out areas were taken out of the resource estimation.

The Santa Edwiges sections are orientated SE looking NE at 35° from the Local grid with a thickness of 12.5 metres. The Anchor point of the section 5,000 is at 10,636mE, 9,505mN centered on a ventilation Shaft. These sections were made to follow the general direction of the different mineralized deposits and their associated mineralized structures.

As described in the document "Estimation of Mineral resources and Mineral Reserves – Best Practice Guidelines" adopted by the CIM Council in 2003, the geological model interpretation is sliced again in an other direction in order to verify the spatial continuity of the geological model. A slicing of the geological model was done on a set of horizontal plan views every 5 metres. A total of 85 plan views were created for the Santa Edwiges zone centered on elevations from 1,625 metres to 2,050 metres.

The geological model of the Santa Edwiges zone covers an area of 500 meters long by 100 meters wide by 450 metres vertical.

The mineralized intersects of the Santa Edwiges mineral deposit corresponding to the Santa Edwiges (Sed), Santa Marina (Sma), Soledad (Sol) and Santa Rosa mineralized veins are in appendix 2.

Below is the geological interpretation on sections of the Santa Edwiges zone taken from SectCad sectional modelling software.


Santa Edwiges 1
Santa Edwiges 2
Santa Edwiges 3
Soledad
Santa Rosa
Santa Marina 2
Santa Marina Main

Figure 21: Santa Edwiges Geological Model using section modelling

The following are examples of sections. Colors are according to a Silver equivalent (AgEq).


Topography
UG Openings
Santa Edwiges 1
Z=2200
Z=2150
Z=2100
Z=2050
Z=2000
Z=1900
Z=1850
X=10200
Y=9100
X=10250
X=10300
Y=9050
X=10350
Y=9000
X=10400
AgEq en gramos
0.00 <= AgEq (gr) < 60.00
60.00 <= AgEq (gr) < 120.00
120.00 <= AgEq (gr) < 250.00
250.00 <= AgEq (gr) < 500.00
500.00 <= AgEq (gr) < 1000.00
1000.00 <= AgEq (gr) < 999999.00
Z
Y
X

Figure 22: Example of a section on Santa Edwiges 1 (section 4437.5)


Z=2100
X=10450
Y=9550
X=10500
Y=9500
X=10550
X=10600
Y=9450
X=10650
Y=9400
X=10700
Z=2050
Z=2000
235 g/t Ag
255 g/t AgEq
over 9m
DC07B093
Z=1950
Z=1900
Z=1850
Z=1800
AgEq en gramos
0.00 <= AgEq (gr) < 60.00
60.00 <= AgEq (gr) < 120.00
120.00 <= AgEq (gr) < 250.00
250.00 <= AgEq (gr) < 500.00
500.00 <= AgEq (gr) < 1000.00
1000.00 <= AgEq (gr) < 999999.00
Z=1750
10 g/t Ag
172 g/t AgEq
over 7.5m
Z=1700
DC07B100
Z=1650
Z
Y
X

Figure 23: Example of a section on Santa Edwiges Main (section 4937.5)



AgEq en gramos
Use
0.00 <= AgEq (gr) < 60.00
60.00 <= AgEq (gr) < 120.00
120.00 <= AgEq (gr) < 250.00
250.00 <= AgEq (gr) < 500.00
500.00 <= AgEq (gr) < 1000.00
1000.00 <= AgEq (gr) < 999999.00
Topography
UG Openings
Z=2050
Z=2000
Z=1950
Z=1900
Z=1850
Z=1800
DC07B129
36 g/t Ag
169 g/t AgEq
over 3m
DC08M026
23 g/t Ag
128 g/t AgEq
over 3m
DC08B165
54 g/t Ag
480 g/t AgEq
over 6m
Santa Edwiges 3
X=10400
Y=9250
X=10450
Y=9200
X=10500
X=10550
Y=9150
Z
Y
X

Figure 24: Example of a section on Santa Edwiges 3 (section 4662.5)

Promontorio Mineral Deposit

The geological modelling of the Promontorio mineral deposit was done using standard sectional modelling of 12.5m spacing. Geostat used its own sectional modelling software called SectCad. This reliable software was designed and is wholly owned by Geostat. A total of 30 sections were used. Dia Bras provided the majority of the sections with geological interpretations. Geostat took into account the geological model on sections of the Dia Bras geologists for its geological interpretation and modelling and incorporated it into SectCad. Sections for the Promontorio zone are named using sequential numbering starting from 9,700 to 10,075.

Geological interpretations made by Dia Bras including openings, mined out areas and interpreted mineralized zones were taken into account in the SectCad software. 3D mine openings model was made by Geostat from the data available given by Dia Bras and mined out areas were taken out of the resource estimation.

The Promontorio sections are orientated SE looking NE at 40° from the Local grid with a thickness of 12.5 metres. The Anchor point of the section 10,000 is at 10,000mE, 10,000mN centered on a ventilation Shaft. These sections were made to follow the general direction of the different mineralized deposits and their associated mineralized structures.

As described in the document "Estimation of Mineral resources and Mineral Reserves – Best Practice Guidelines" adopted by the CIM Council in 2003, the geological model interpretation is sliced again in an other direction in order to verify the spatial continuity of the geological model. A slicing of the geological model was done on a set of horizontal plan views every 5 metres. A total of 80 plan views were created for the Promontorio zone centered on elevations from 1650 metres to 2050 metres.

The geological model of the Promontorio zone covers an area of 300 meters long by 250 meters wide by 380 metres vertical.

Mineralized intersects of the Promontorio mineral deposit corresponding to the A vein, Dike, Gallo, H, J, J' K1, K2, L, L', San Jose and X vein are in appendix 3.

Below is the geological interpretation on sections of the Santa Edwiges zone taken from SectCad sectional modelling software.


San Jose
K2
K1
J
J'
H
A
L
Dike
San Jose
J
L
A
L'
Gallo
Dike
A
A
X
Y
X

Figure 25: Promontorio Geological Model using section modelling

Below are some examples of the geological interpretations on sections of the Promontorio zone taken from SectCad sectional modelling software. The colors are according to a Silver equivalent (AgEq) according to the formula: AgEq= Ag + 70.1*Au + 62.2*Zn + 43.3*Pb


Topography
UG Opening
UG Opening
K2
K1
UG Opening
J'
J
H
C
DC07B101B
603 g/t Ag
631 g/t AgEq
over 10.5m
UG Opening
DC07B151
693 g/t Ag
731 g/t AgEq
over 6m
DC07B101B
427 g/t Ag
465 g/t AgEq
over 3m
DC07B151
528 g/t Ag
563 g/t AgEq
over 15m
A
DC07B151
191 g/t Ag
244 g/t AgEq
over 4.85m
UG Opening
Z
Y
X

Figure 26: Example of a section on veins A, C, H, J, J', K1 and K2 (section 10037.5)


Topography
L
DC08B164
142 g/t Ag
151 g/t AgEq
over 4.5m
Gallo
L'
DC07B142
290 g/t Ag
316 g/t AgEq
over 4.5m
San Jose
Dike
X
Z
Y
X

Figure 27: Section on structures San Jose, Gallo, L, L', Dike and X (section 9787.5)

Composites

The method used to estimate the resources is by the inverse square of the distance on regular blocks inside the mineralized envelope. This method requires the use of samples of regular length. Composites are then created starting from the original samples. We used a composite length of 1.5 metre for Santa Edwiges and Promontorio. The length is considered suitable in comparison to the dimension of the blocks used for the model. The selected length of the composites directly influences the amount of dilution of the model. The longer composites are, more they will be diluted. The following table presents the lengths of the composites of the different mineralized zones.

Analysis of the silver equivalent grade, grade distribution and capping value

The grades of the 1.5 metre composites show a distribution approaching the lognormal law. There is presence of high values. The following graphs present the histogram plots of the 1.5 metre composites in of the Santa Edwiges and Promontorio Zones.


Santa Edwiges Au 1.5m composites
elative Freq
48.34
43.51
38.67
33.84
29.00
24.17
19.34
14.50
9.67
4.83
0.00
0.000
0.200
0.400
0.600
0.800
1.000
1.200
1.400
1.600
1.800
2.000


Santa Edwiges Ag 1.5m composites
elative Freq
26.54
23.89
21.23
18.58
15.92
13.27
10.62
7.96
5.31
2.65
0.00
1.800 151.620 301.440 451.260 601.080 750.900 900.720 1050.540 1200.360 1350.180 1500.000


Santa Edwiges Pb 1.5m composites
elative Freq
25.59
23.03
20.47
17.91
15.36
12.80
10.24
7.68
5.12
2.56
0.00
0.000 1.500 3.000 4.500 6.000 7.500 9.000 10.500 12.000 13.500 15.000



Santa Edwiges Zn 1.5m composites
Relative Freq
19.91
17.91
15.92
13.93
11.94
9.95
7.96
5.97
3.98
1.99
0.00
0.000
1.500
3.000
4.500
6.000
7.500
9.000
10.500
12.000
13.500
15.000

Figure 28: Histograms for Au, Ag, Pb, Zn 1.5m composites for Santa Edwiges



Promontorio - Au original samples
Relative Freq
25.00
22.50
20.00
17.50
15.00
12.50
10.00
7.50
5.00
2.50
0.00
0.000
0.060
0.120
0.180
0.240
0.300
0.360
0.420
0.480
0.540
0.600
Au


Promontorio - Ag original samples
Relative freq
50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
Ag
0.000
1000.000
2000.000
3000.000
4000.000
5000.000
6000.000
7000.000
8000.000
9000.000
10000.000


Promontorio - Pb original samples
Relative freq
35.00
31.50
28.00
24.50
21.00
17.50
14.00
10.50
7.00
3.50
0.00
Pb
0.000
0.800
1.600
2.400
3.200
4.000
4.800
5.600
6.400
7.200
8.000



Promontorio - Zn original samples
Relative freq
40.00
36.00
32.00
28.00
24.00
20.00
16.00
12.00
8.00
4.00
0.00
0.000
0.800
1.600
2.400
3.200
4.000
4.800
5.600
6.400
7.200
8.000
Zn

Figure 29: Histograms for Au, Ag, Pb, Zn original samples for Promontorio

Spatial continuity of the silver distribution for Santa Edwiges

The number of pairs is still limited parallel to the structures. So this variogram will be the one perpendicular to the structure. We expect the range to be short in that direction. Here is the correlogram (special type of variogram) for the 1.5m Ag composites of Santa Edwiges:


Santa Edwiges - Omnidirectional Correlogram for Ag
1.100
0.990
0.880
0.770
0.660
0.550
0.440
0.330
0.220
0.110
0.000
SILL
Distance
0.0
3.0
6.0
9.0
12.0
15.0
18.0
21.0
24.0
27.0
30.0

This correlogram shows no continuity further then about 3 meters perpendicularly to the structures of Santa Edwiges. Having more data and putting more efforts would make it possible to try to look for continuity in different parts of the Santa Edwiges structures and look for continuity parallel to structures.

Having many wall samples with their location inside the underground openings would help having more information close to one another and parallel to the structure.

Spatial continuity of the silver distribution for Promontorio

The number of pairs is still limited parallel to the structures. So this variogram will be the one perpendicular to the structure. We expect the range to be short in that direction. Here is the correlogram (special type of variogram) for the 1.5m Ag composites of Promontorio:


Promontorio - Omnidirectional Correlogram for Ag
1.100
0.990
0.880
0.770
0.660
0.550
0.440
0.330
0.220
0.110
0.000
0.0
3.0
6.0
9.0
12.0
15.0
18.0
21.0
24.0
27.0
30.0
Distance

Figure 30: Correlogram of 1.5m Ag composites of Promontorio

This correlogram shows no continuity further then about 4 meters perpendicularly to the structures of Promontorio. Having more data and putting more efforts would make it possible to try to look for continuity in different parts of the Promontorio structures and look for continuity parallel to structures.

Having many wall samples with their location inside the underground openings would help having more information close to one another and parallel to the structure.

Resource Estimation

Santa Edwiges Resources

The estimation was done using 2 different methods. Extruded Polygons and Block Modelling.

Extruded Polygons

Some simple volumes (extruded polygons) were taken directly from the geological interpretations in section of the SectCad software. The average grade of the intercepts passing through the polygon was attributed to each selected polygon.

5 extruded polygons intercepted by 1 drill hole were taken into account with the average grades of the intercepts passing through the polygon were attributed to each selected polygon. The volume of mineral is the volume of the extruded polygon. Santa Edwiges Geological Model using section modelling for the approximate location of the selected extruded polygons

These extruded polygons are named after the section on which they appear. All the polygons were classified in the inferred category. The list of these polygons is presented in the next table.

Block Name	Zone	Tonnage	X (m)	Y (m)	Z (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq (g/t)	Class
50-san-3+	Sro	7175.28	10515.00	9330.00	1915.00	0.15	336.30	0.15	2.14	1.33	531.69	inferred
50-san-4+	Sro	4385.51	10515.00	9330.00	1905.00	0.15	216.67	0.24	3.83	2.20	546.57	inferred
62.5-san-3+	Sro	5858.65	10490.00	9330.00	1995.00	0.00	229.09	0.01	0.08	0.32	253.62	inferred
4875.0-sma-1+	Sma-Main	17432.79	10610.00	9370.00	1530.00	0.13	99.56	0.10	0.63	1.69	248.96	inferred
4875.0-sma-3+	Sma-Main	7688.21	10610.00	9370.00	1510.00	0.11	83.90	0.07	0.34	0.50	143.13	inferred

Table 14: Santa Edwiges Estimated and Classified Extruded Polygons

Block Modelling

Inverse square distance is used to estimate the resources by block modelling. A block model of 1.5 metres by 1.5 metres by 5 metres was used for the majority of the Santa Edwiges mineral deposit. Geostat used BlkCad, software designed by Geostat. The block model estimation used the topography in the parameters settings. The overburden/ fresh rock contact was not taken into account since there is little overburden in the specified area. The parameters of the block model are the following:

Parameters:	X	Y	Z
Block Model Origin	10100	9000	1450
Block Size	1.5	1.5	5
Starting coordinates	10100	9000	1450
Starting block indices	1	1	1
Ending Coordinates	10800.5	9600	2100
Ending Block indices	468	401	131

Table 15: Geometric parameters of the Santa Edwiges mineral deposit block model

Search window parameters

We used the orientation (azimuth and dip) suggested by the geological interpretation and the ore limits interpreted in plane and in sections, as given by the client, to define a search window. We used different search window according to the shape and distribution of the designed veins in each specified mineral deposit of the Cusi property as part of this study. Below is the different search window parameters used for the estimation of the Santa Edwiges Mineral Deposit:

Search Ellipsoid Parameters						
Name:	Radius (m)			Direction (°)		
	Major Axis	Intermediate Axis	Minor Axis	Azimuth	Dip	Spin
Sed-1	120	120	40	130	-51	0
Sed-2	120	120	40	130	-53	0
Sed-3	120	120	40	120	-80	0
Sol	120	120	40	30	-87	0
Sro	120	120	40	210	-84	0
Sma-2	120	120	40	130	-80	0
Sma-Main	120	120	40	130	-80	0

Table 16: Parameters for the different search windows for the Santa Edwiges deposit

The figures below represent each block model of the Santa Edwiges Mineral Deposit. Every block model was estimated according to estimation settings described above.


Santa Edwiges 1
Santa Edwiges 2
Santa Edwiges 3
Soledad
Santa Rosa
Santa Marina 2
Santa Marina Main
530m

Figure 31: Santa Edwiges Block model

Promontorio Resources

The estimation was done combining 2 different methods for different parts of the mineral resource. Extruded polygons (sectional method) and inverse square distance block modelling.

Extruded Polygons

Some simple volumes (extruded polygons) were taken directly from the geological interpretations in section of the SectCad software. The weighted average grade of the intercepts passing through the polygon was attributed to each polygon.

16 extruded polygons intercepted by 1 drill hole were taken into account. The average grades of the intercept passing through the polygon were attributed to the selected polygon. The volume of mineral is the volume of the extruded polygon. 1 extruded polygon intercepted by 2 drill holes was taken into account with the weighted average grades of the intercepts passing through the polygon were attributed to each selected polygon. The volume of mineral is the volume of the extruded polygon. 3 extruded polygons were not intercepted by any drill holes but the weighted average grades of the intercepts passing through the closest polygons of the same zone were attributed to each selected polygon.

These extruded polygons are named after the section on which they appear. All the polygons were classified in the inferred category. The list of these polygons is presented in the next table.

Block Name	Zone	Tonnage	X (m)	Y (m)	Z (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq (g/t)	Class
10025.0-pro-4+	J	5841.48	10010.70	10023.66	1893.23	0.05	693.00	0.14	0.15	0.19	730.75	inferred
10037.5-pro-2+	J'	20619.88	10032.96	10021.30	1887.27	0.08	527.70	0.08	0.21	0.21	563.26	inferred
10037.5-pro-3+	J	6326.69	10017.14	10034.57	1905.11	0.05	693.00	0.14	0.15	0.19	730.75	inferred
10037.5-pro-9+	C	2684.93	10056.96	10001.16	1917.32	0.04	427.35	0.06	0.64	0.06	465.25	inferred
10050.0-pro-1+	J'	21221.24	10041.60	10030.37	1886.81	0.08	527.70	0.08	0.21	0.21	563.26	inferred
9775.0-pro-4+	Dike	2046.16	9794.01	9879.13	1926.03	0.04	289.90	0.07	0.15	0.16	316.35	inferred
9787.5-pro-2+	L'	1864.34	9780.81	9906.53	1934.77	0.08	216.23	0.03	0.11	0.09	234.92	inferred
9787.5-pro-3+	Dike	1917.15	9802.33	9888.47	1923.56	0.04	289.90	0.07	0.15	0.16	316.35	inferred
9900.0-pro-1+	A	3147.91	9959.03	9903.84	1983.66	0.03	126.72	0.02	0.09	0.09	140.30	inferred
9912.5-pro-1+	A	5430.59	9965.97	9914.33	1727.24	0.15	342.43	0.06	1.04	0.99	461.35	inferred
9925.0-pro-1+	A	5431.72	9973.80	9924.08	1727.05	0.15	342.43	0.06	1.04	0.99	461.35	inferred
9937.5-pro-1+	A	7312.42	9993.98	9923.47	1972.00	0.05	103.30	0.02	0.13	0.50	144.47	inferred
9937.5-pro-2+	H	5800.23	9985.95	9930.21	1975.26	0.03	148.28	0.04	0.11	0.11	166.14	inferred
9950.0-pro-1+	J	4068.10	9962.92	9965.85	1991.78	0.01	305.97	0.05	0.03	0.06	317.86	inferred
9962.5-pro-1+	J	3916.47	9971.41	9975.04	1984.93	0.01	305.97	0.05	0.03	0.06	317.86	inferred
9975.0-pro-3+	Dike	3335.04	9915.68	10038.12	1980.12	0.01	594.91	0.12	0.14	0.21	629.10	inferred
9975.0-pro-4+	J	3421.12	9978.40	9985.49	1991.82	0.01	305.97	0.05	0.03	0.06	317.86	inferred
9987.5-pro-1+	A	4850.20	9950.95	9894.30	1984.42	0.03	126.72	0.02	0.09	0.09	140.30	inferred
9987.5-pro-2+	Dike	3756.30	9943.10	10031.43	1813.62	0.23	47.75	0.01	1.68	1.10	198.16	inferred
9987.5-pro-3+	SanJose	3539.17	9873.56	10089.78	1862.79	0.04	91.30	0.04	0.31	0.19	122.50	inferred

Table 17: Promontorio Estimated and Classified Extruded Polygons

Block Modelling

Inverse square of the distance is used to estimate the resources. A block model of 1.5 metres by 1.5 metres by 5 metres was used for the Promontorio zone mineral deposit. The model estimation used the topography in the parameters settings. The overburden/ fresh rock contact was not taken into account since there is little overburden in the specified area. The parameters of the block model are the following:

Parameters:	X	Y	Z
Block Model Origin	9700	9800	1450
Block Size	1.5	1.5	5
Starting coordinates	9700	9800	1450
Starting block indices	1	1	1
Ending Coordinates	10100.5	10121	2100
Ending Block indices	268	215	131

Table 18: Geometric parameters of the Promontorio mineral deposit block model

Search window parameters

We used the orientation (azimuth and dip) suggested by the geological interpretation and the ore limits interpreted in plane and in sections, as given by the client, to define a search window. We used different search window according to the shape and distribution of the designed mineralized structures in each specified mineral deposit of the Cusi property as part of this study. Below is the different search window parameters used for the estimation of the Promontorio Mineral Deposit:

Search Ellipsoid Parameters						
Name:	Radius (m)			Direction (°)		
	Major Axis	Intermediate Axis	Minor Axis	Azimuth	Dip	Spin
A	120	120	40	320	-86	0
H	120	120	40	130	-83	0
K1	120	120	40	130	-81	0
K2	120	120	40	130	-83	0
L1	120	120	40	140	-86	0
L2	120	120	40	130	-65	0
X	120	120	40	310	-79	0
Gallo	120	120	40	140	-68	0
SanJose	120	120	40	120	-75	0

Table 19: Parameters for the different search windows for the Promontorio deposit


Gallo
San Jose
L1
K2
1
A
A
Gallo
H
X
A
Z
Y
X

Figure 32: Promontorio Block model

Resource Classification Settings

The estimated resources were classified in accordance with the specifications of the 43-101 Policy, namely in measured, indicated, and inferred resources. The classification criterion for the Santa Edwiges and Promontorio mineral deposit is based on a scheme of proximity. See parameters below:

Classification Search Ellipsoid Parameters						
Name:	Radius (m)			Direction (°)		
	Major Axis	Intermediate Axis	Minor Axis	Azimuth	Dip	Spin
Inferred	150	150	150	0	0	0
Indicated	30	30	30	0	0	0
Measured	12	12	12	0	0	0

Table 20: Resource classification parameters for Promontorio and Santa Edwiges block models

Resources

Resources - Total of Promontorio and Santa Edwiges

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured+Indicated	234,000	0.12	187	0.05	0.80	0.82	281	1,413,260	2,121,160
Inferred	1,394,000	0.24	188	0.06	1.15	1.14	326	8,434,810	14,614,410

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Resources - Santa Edwiges - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	9,000	0.03	205	0.05	0.52	0.58	266	59,590	77,200
Indicated	122,000	0.15	195	0.07	1.34	1.39	350	766,110	1,376,490
Measured+Indicated	131,000	0.14	196	0.07	1.28	1.34	344	825,710	1,453,700
Inferred	936,000	0.32	144	0.06	1.58	1.58	333	4,343,280	10,021,390

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Resources - Promontorio - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31
Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Measured	2,000	0.18	215	0.03	0.24	0.17	249	16,790	19,450
Indicated	101,000	0.08	176	0.03	0.18	0.17	200	570,760	648,010
Measured+Indicated	103,000	0.08	177	0.03	0.18	0.17	201	587,550	667,460
Inferred	458,000	0.08	278	0.05	0.29	0.25	312	4,091,530	4,593,020

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Table 21: Resources

Resources details - Santa Edwiges - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Structure	Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
Santa Edwiges 3	Measured	4,400	0.04	136	0.04	0.69	0.74	214	19,370	30,530
Santa Marina 2	Measured	1,200	0.04	369	0.05	0.21	0.18	392	14,790	15,700
Santa Rosa	Measured	3,000	0.01	238	0.04	0.24	0.30	267	23,230	26,080
Soledad	Measured	300	0.01	226	0.13	2.17	2.90	501	2,210	4,890
TOTAL	Measured	9,000	0.03	205	0.05	0.52	0.58	266	59,590	77,200
Santa Edwiges 1	Indicated	17,300	0.26	87	0.06	1.93	1.37	274	48,580	152,290
Santa Edwiges 3	Indicated	36,700	0.24	119	0.06	1.13	1.13	255	140,510	300,760
Santa Marina 2	Indicated	8,400	0.06	489	0.06	0.28	0.20	518	132,810	140,620
Santa Marina Main	Indicated	17,200	0.23	212	0.10	2.34	2.60	491	117,190	272,140
Santa Rosa	Indicated	24,700	0.02	246	0.05	0.33	0.27	279	195,820	221,400
Soledad	Indicated	18,000	0.01	227	0.13	2.13	2.91	501	131,190	289,290
TOTAL	Indicated	122,000	0.15	195	0.07	1.34	1.39	350	766,110	1,376,490
TOTAL	Measured + Indicated	131,000	0.14	196	0.07	1.28	1.34	344	825,710	1,453,700
Santa Edwiges 1	Inferred	44,700	0.20	91	0.05	2.14	1.13	269	131,220	385,670
Santa Edwiges 2	Inferred	46,700	0.84	100	0.07	1.23	1.03	276	150,560	414,940
Santa Edwiges 3	Inferred	69,700	0.23	97	0.07	2.01	2.16	335	216,760	750,660
Santa Marina 2	Inferred	22,300	0.11	431	0.06	0.32	0.16	463	309,590	332,050
Santa Marina Main	Inferred	677,600	0.32	132	0.06	1.53	1.57	318	2,873,060	6,925,730
Santa Rosa	Inferred	43,200	0.08	247	0.10	1.97	2.13	470	342,650	652,520
Soledad	Inferred	32,200	0.36	309	0.10	1.80	2.08	541	319,440	559,830
TOTAL	Inferred	936,000	0.32	144	0.06	1.58	1.58	333	4,343,280	10,021,390

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Table 22: Resources details for Santa Edwiges

Resources details - Promontorio - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Structure	Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Ounces of Ag	Ounces of AgEq
L	Measured	100	0.05	179	0.02	0.08	0.09	192	350	370
San Jose	Measured	2,400	0.19	216	0.03	0.24	0.18	250	16,440	19,070
TOTAL	Measured	2,000	0.18	215	0.03	0.24	0.17	249	16,790	19,450
A	Indicated	600	0.06	737	0.15	0.68	0.41	796	15,110	16,320
Gallo	Indicated	5,600	0.03	182	0.01	0.08	0.13	196	32,540	35,020
H	Indicated	4,600	0.03	191	0.06	0.34	0.47	237	27,910	34,730
K1	Indicated	7,600	0.06	151	0.04	0.16	0.13	170	36,730	41,380
K2	Indicated	4,600	0.01	147	0.04	0.15	0.15	163	21,980	24,410
L1	Indicated	1,900	0.04	142	0.02	0.13	0.15	160	8,750	9,860
L2	Indicated	21,600	0.05	176	0.02	0.10	0.10	191	122,280	132,360
San Jose	Indicated	33,200	0.14	209	0.03	0.24	0.19	241	222,600	257,160
X	Indicated	21,200	0.06	122	0.04	0.15	0.16	142	82,870	96,780
TOTAL	Indicated	101,000	0.08	176	0.03	0.18	0.17	200	570,760	648,010
TOTAL	Measured + Indicated	103,000	0.08	177	0.03	0.18	0.17	201	587,550	667,460
A	Inferred	102,900	0.10	417	0.08	0.59	0.46	479	1,380,670	1,584,800
C	Inferred	2,700	0.04	427	0.06	0.64	0.06	461	36,890	39,780
Dike	Inferred	11,100	0.10	300	0.06	0.67	0.50	366	106,500	130,130
Gallo	Inferred	66,100	0.14	167	0.01	0.17	0.13	192	354,200	408,040
H	Inferred	24,300	0.03	155	0.06	0.26	0.35	190	120,860	148,260
J	Inferred	23,600	0.03	506	0.10	0.09	0.12	520	383,320	393,800
J'	Inferred	41,800	0.08	528	0.08	0.21	0.21	555	709,890	746,790
K1	Inferred	26,100	0.12	264	0.05	0.16	0.17	290	221,360	243,230
K2	Inferred	12,500	0.01	166	0.04	0.16	0.16	183	66,890	73,860
L'	Inferred	1,900	0.08	216	0.03	0.11	0.09	232	12,960	13,920
L1	Inferred	14,800	0.04	141	0.02	0.12	0.15	159	67,130	75,580
L2	Inferred	51,100	0.04	167	0.03	0.17	0.16	187	274,440	307,720
San Jose	Inferred	45,900	0.11	154	0.02	0.23	0.26	188	226,910	276,440
X	Inferred	33,000	0.05	122	0.04	0.15	0.16	142	129,510	150,670
TOTAL	Inferred	458,000	0.08	278	0.05	0.29	0.25	312	4,091,530	4,593,020

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Table 23: Resources details for Promontorio

18- Other Relevant Data and Information

There is no other relevant data and information for this report.

19- Interpretation and Conclusions

There are no reserves reported in this document. The resources reported in this document are compliant with current standards as outlined in the National Instrument 43-101.

Geostat can confirm that most of the silver (Ag), gold (Au), lead (Pb) and zinc (Zn) content of the database are mostly corroborated by check analyses and that no significant bias was observed (See Data Verification for details).

In order to calculate a Silver equivalent from Silver, Gold, Zinc and Lead, we have used the formula: AgEq= Ag + 70.1*Au + 62.2*Zn + 43.3*Pb

The resources estimated by block modelling can be established as followed:

Ressources - Total of Promontorio and Santa Edwiges

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Onces of Ag	Onces of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured+Indicated	234,000	0.12	187	0.05	0.80	0.82	281	1,413,260	2,121,160
Inferred	1,394,000	0.24	188	0.06	1.15	1.14	326	8,434,810	14,614,410

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Ressources - Santa Edwiges - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Onces of Ag	Onces of AgEq
Measured	9,000	0.03	205	0.05	0.52	0.58	266	59,590	77,200
Indicated	122,000	0.15	195	0.07	1.34	1.39	350	766,110	1,376,490
Measured+Indicated	131,000	0.14	196	0.07	1.28	1.34	344	825,710	1,453,700
Inferred	936,000	0.32	144	0.06	1.58	1.58	333	4,343,280	10,021,390

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Ressources - Promontorio - All Structures

Calculated by Yann Camus, Eng., Geostat Systems International Inc., Resources situation on the 2008-03-31

Cutoff at 120 g/t AgEq, 2m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Onces of Ag	Onces of AgEq
Measured	2,000	0.18	215	0.03	0.24	0.17	249	16,790	19,450
Indicated	101,000	0.08	176	0.03	0.18	0.17	200	570,760	648,010
Measured+Indicated	103,000	0.08	177	0.03	0.18	0.17	201	587,550	667,460
Inferred	458,000	0.08	278	0.05	0.29	0.25	312	4,091,530	4,593,020

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

The resources were limited with the topography and to the selected mineral deposit envelopes.

The total estimated measured and indicated resources tonnage for the Cusi property is 234,000 tonnes at 281 g/t AgEq average. As a total of 1,413,260 ounces of Ag and 2,121,160 ounces of AgEq at a cut off of 120 g/t AgEq

The Santa Edwiges Mineral Deposit contains a total measured and indicated tonnage of 131,000 tonnes at 344 g/t AgEq for a total of 825,710 ounces of silver and 1,453,700 ounces of AgEq at a cut off of 120 g/t AgEq.

The Promontorio Mineral Deposit contains a total measured and indicated tonnage of 103,000 tonnes at 201 g/t AgEq for a total of 587,550 ounces of silver and 667,460 ounces of AgEq at a cut off of 120 g/t AgEq.

The Cusi project contains enough resources to justify additional work on the property that could lead to a feasibility study and the mining of a bulk sample. We consider that it will be necessary to carry out certain work before or during this suggested study in order to increase the quality of the resources and the reserves.

The Santa Edwiges and Promontorio mineral deposits are the most significant for the additional work. Geostat recommends continuing taking all the steps to advance the property to the next phases that should confirm the results of the Preliminary Economic Assessment study.

20- Recommendations

Geostat recommends:

1. Re-surveying Surface and underground diamond drill holes more accurately when possible.
2. Leaving a permanent benchmark with detailed information for each surface exploration drill hole.
3. Drilling systematically in reference to the local grid and the mineralized structures in order to facilitate geological interpretation.
4. Implementing a down hole survey deviation program for all surface exploration drill holes Drill holes using modern technical devises.
5. ReImplementing as soon as possible a quality control and quality assurance protocol including systematic addition of blanks, standards and duplicates.
6. The south-western part of Santa Edwiges is an area worth drilling furthermore.
7. The southern extensions of the A, J, J', K, L, San Jose veins is worth drilling furthermore.

21- References

Banda, R.M., 2008, Personal Communication.

Ciesielski, A., 2007, Geology and Geochemistry of Mineralized Zones, Cusihuiriachic Property, Chihuahua, Mexico: Dia Bras Internal Interim Report, December 2007).

Agnerian, H., 2006, Unpublished, RPA Technical Report on the Cusi Silver Project, Mexico, December 20, 2006

Meinert L.D., Mineralogy of high grade Ag zones in the Cusihuiriachic district, Department of Geology, Smith College, April 13, 2007.

Pelletier J., 2008, Detailed Surface mapping of the Promontorio and Santa Edwiges area, internal document, February 2008.

Diario Oficial de la Federación, Secretaría de Comercio y Fomento Industrial, Consejo de Recursos Minerales, Government of Mexico, December 24, 2004, and Medrano, 2006.

Dia Bras, 2008, internal information.

22- Signature of the technical report

This report titled: ***"Dia Bras Exploration, Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, June 16th, 2008'*** was prepared and signed by the authors.

Signed

Maxime Dupéré, geo.
Geologist
Geostat Systems International Inc.

Blainville, Québec Canada
June 16th, 2008

Signed

Yann Camus, Eng.
Project Engineer
Geostat Systems International Inc.

Blainville, Québec Canada
June 16th, 2008

23- Certificates of qualification

Certificate of Maxime Dupéré, geo.

To Accompany the Report entitled:
"Dia Bras Exploration, Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, June 16th, 2008'

1. I, Maxime Dupéré, reside at 14010 Poitras, Mirabel, Québec, Canada, J7N 1K7.

2. I am a graduate from the Université de Montréal, Quebec in 1999 with a B.Sc. in geology and I have practiced my profession continuously since 2001.

3. I am a registered member of the Ordre des Géologues du Québec (#501), and I am currently employed by Geostat Systems International Inc.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association, as defined in NI43-101 and past relevant work experience; I fulfill the requirements to be a "qualified person" for the purpose of NI43-101.

5. I am responsible for the preparation of all items excluding items 14 and 17 of the report entitled: ***Dia Bras Exploration, Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, June 16th, 2008.*** I visited the site from February 5th to the 7th, 2008 and I supervised the independent sampling campaign.

6. I certify that there is no circumstance that could interfere with my judgment regarding the preparation of this technical report.

7. Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Dia Bras Exploration Inc., or any associated or affiliated entities.

8. Neither I, nor any affiliated entity of mine, own directly or indirectly, nor expect to receive, any interest in the properties or securities of Dia Bras Exploration Inc., or any associated or affiliated companies.

9. I have read NI 43-101 and Form 43-101F1 and have prepared parts of the report entitled: ***Dia Bras Exploration, Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, June 16th, 2008.*** in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information and belief, and, as of the date of this certificate, the parts I wrote in this technical report contains all scientific and technical information that is required to be disclosed to make this section of the technical not misleading.

Signed at Blainville, Québec this 16th day of June 2008

Signed

Maxime Dupéré, geo.

Certificate of Yann Camus, Eng.

To Accompany the Report entitled:
"Dia Bras Exploration, Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, June 16th, 2008'

1. I, Yann Camus, reside at 270 Blainville East, Ste-Thérèse, Québec, Canada, J7E 1N1.

2. I am a graduate from the "École Polytechnique de Montréal", Quebec in 2000 with a geological engineer degree and I have practiced my profession continuously since 2000.

3. I am a registered member of the Ordre des ingénieurs du Québec (#125443), and I am currently employed by Geostat Systems International Inc.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association, as defined in NI43-101 and past relevant work experience; I fulfill the requirements to be a "qualified person" for the purpose of NI43-101.

5. I am responsible for the preparation of Items 14 and 17 of the report: ***Dia Bras Exploration, Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, June 16th, 2008.*** I visited the site from February 5th to the 7th, 2008.

6. I certify that there is no circumstance that could interfere with my judgment regarding the preparation of this technical report.

7. Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Dia Bras Exploration Inc., or any associated or affiliated entities.

8. Neither I, nor any affiliated entity of mine, own directly or indirectly, nor expect to receive, any interest in the properties or securities of Dia Bras Exploration Inc., or any associated or affiliated companies.

9. I have read NI 43-101 and Form 43-101F1 and have prepared parts of the report entitled: ***Dia Bras Exploration, Cusi Project, Chihuahua state, Mexico, Resource Estimate Technical Report, June 16th, 2008.*** in compliance with NI 43-101 and Form 43-101F1.

10. To the best of my knowledge, information and belief, and, as of the date of this certificate, the parts I wrote in this technical report contains all scientific and technical information that is required to be disclosed to make this section of the technical not misleading.

Signed at Blainville, Québec this 16th day of June 2008

Signed

Yann Camus, Eng

Appendix 1: List of mineralized intercepts on the Cusi Property

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC06B001	La India	67.00	70.00	3.00	0.13	308.73	0.05	0.10	0.04
DC06B012	La India	199.00	203.00	4.00	0.26	3,936.19	0.39	0.38	0.18
DC06B012	La India	200.40	200.80	0.40	1.69	35,442.00	3.18	2.12	0.02
DC06B012	La India	223.00	224.00	1.00	0.13	312.00	0.05	0.68	0.09
DC06B015	San Miguel	114.00	122.50	8.50	0.09	156.15	0.03	0.08	0.07
DC06B016	San Miguel	No mineralization							
DC06B017	San Miguel	49.00	51.00	2.00	0.10	42.60	0.04	0.24	1.86
DC06B017	San Miguel	121.05	122.20	1.15	0.40	736.87	0.64	3.04	2.41
DC06B017	San Miguel	121.05	121.40	0.35	0.87	1,800.00	1.40	7.57	5.34
DC06B018	San Miguel	71.00	73.00	2.00	0.11	237.00	0.07	0.24	0.19
DC06B020	San Miguel	No mineralization							
DC06B021	San Miguel	138.00	142.00	4.00	0.15	236.75	0.04	0.18	0.08
DC06B023	San Miguel	56.00	57.00	1.00	0.18	26.30	0.11	0.97	3.94
DC06B024	San Miguel	124.00	125.00	1.00	0.09	85.60	0.03	0.74	2.33
		126.00	134.00	8.00	0.08	150.13	0.08	0.55	0.53
DC06B026	San Miguel	44.00	50.00	6.00	0.07	92.33	0.03	0.75	0.24
DC06B026	San Miguel	44.00	45.00	1.00	0.14	199.00	0.09	0.65	0.58
DC06B026	San Miguel	48.00	49.00	1.00	0.20	253.00	0.03	3.02	0.43
DC06B026	San Miguel	75.00	79.00	4.00	0.05	120.50	0.02	0.10	0.10
DC06B026	San Miguel	75.00	76.00	1.00	0.06	148.00	0.02	0.14	0.07
DC06B026	San Miguel	78.00	79.00	1.00	0.04	139.00	0.03	0.09	0.11
DC06B026	San Miguel	89.00	90.00	1.00	0.05	111.00	0.02	0.05	0.07
DC06B026	San Miguel	93.00	96.00	3.00	0.08	116.00	0.03	0.11	0.12
DC06B026	San Miguel	95.00	96.00	1.00	0.14	198.00	0.05	0.16	0.19
DC06B27	San Miguel	59.00	60.00	1.00	0.04	65.80	0.03	0.26	1.69
DC06B27	San Miguel	87.00	88.00	1.00	0.02	0.00	0.01	0.27	1.18
DC06B27	San Miguel	93.00	94.00	1.00	0.03	226.00	0.04	0.25	0.71
DC06B28	Santa Edwiges	No mineralization							
DC06B29	Santa Edwiges	No mineralization							
DC06B30	La Bamba	35.00	73.00	38.00	0.10	188.48	0.02	0.28	0.14
DC06B30	La Bamba	52.00	59.00	7.00	0.25	390.14	0.04	0.67	0.23
DC06B30	La Bamba	39.00	40.00	1.00	0.73	981.00	0.04	1.09	0.11
DC06B31	Santa Edwiges	136.00	137.00	1.00	0.08	20.20	0.04	1.76	1.49
DC06B31	Santa Edwiges	188.00	190.20	2.20	0.09	15.68	0.01	1.57	1.20
DC06B31	Santa Edwiges	199.00	200.20	1.20	0.49	37.10	0.01	3.01	3.28
DC06B32	La Bamba	61.50	62.10	0.60	0.06	108.00	0.02	0.28	0.08
DC06B32	La Bamba	103.00	104.00	1.00	0.06	200.00	0.04	0.09	0.05
DC06B33	Santa Edwiges	67.20	67.60	0.40	0.06	167.00	0.02	0.16	0.20
DC06B34	La Bamba	31.15	37.52	6.37	0.13	164.61	0.03	0.25	0.08
DC06B34	La Bamba	35.52	36.52	1.00	0.33	381.00	0.04	0.14	0.07
DC06B35	Santa Edwiges	34.30	35.00	0.70	0.23	273.00	0.33	0.33	0.02
DC06B35	Santa Edwiges	38.00	39.00	1.00	0.31	322.00	0.16	0.16	0.05
DC06B36	La Bamba	41.15	63.65	22.50	0.07	113.38	0.01	0.05	0.08
DC06B36	La Bamba	57.65	62.65	5.00	0.18	276.80	0.02	0.13	0.11
DC06B37	La Bamba	57.30	67.00	9.70		109.85	0.04	0.05	0.06
DC06B37	La Bamba	64.00	65.00	1.00		370.00	0.05	0.14	0.07
DC06B38	Santa Edwiges	No samples							
DC06B39	Santa Edwiges	No samples							
DC06B40	La Bamba	38.00	41.00	3.00		153.00	0.01	0.12	0.09

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC06B41	Santa Edwiges	75.00	76.50	1.50	0.19	68.00	0.06	0.01	0.16
DC06B42	La Bamba	69.50	80.00	10.50		193.57	0.16	0.03	0.15
DC06B43	San Miguel	No mineralization							
DC06B44	Santa Edwiges	91.00	92.50	1.50	0.02	8.50	0.02	0.42	1.11
DC06B45	San Miguel	50.00	60.50	10.50	0.03	84.76	0.02	0.09	0.07
DC06B45	San Miguel	53.00	54.50	1.50	0.05	300.00	0.04	0.05	0.05
DC06B46	San Miguel	30.50	32.10	1.60	0.10	94.00	0.01	0.14	0.21
DC06B47	Santa Edwiges	No mineralization							
DC06B48	La Bamba	42.50	44.00	1.50	0.11	110.00	0.02	0.17	0.16
DC06B48	La Bamba	53.00	57.50	4.50	0.05	102.80	0.02	0.05	0.05
DC06B48	La Bamba	53.00	54.50	1.50	0.06	168.00	0.03	0.06	0.07
DC06B49	La Bamba	23.00	29.00	6.00	0.06	87.33	0.01	0.03	0.07
DC06B49	La Bamba	42.50	45.50	3.00	0.17	544.00	0.04	0.08	0.19
DC06B49	La Bamba	69.50	71.00	1.50	0.01	73.10	0.00	0.07	0.06
DC06B49	La Bamba	77.00	78.50	1.50	0.04	96.80	0.01	0.14	0.10
DC06B50	Santa Edwiges	159.00	160.50	1.50	0.56	57.90	0.05	1.63	2.44
DC06B51	La Bamba	56.00	59.00	3.00	0.10	116.50	0.02	0.38	0.31
DC06B52	San Nicolas	148.90	153.00	4.10	0.30	123.50	0.06	0.37	0.56
DC06B52	San Nicolas	148.90	150.00	1.10	0.60	227.00	0.06	0.44	0.43
DC06B53	La Bamba	33.00	34.50	1.50	0.07	122.00	0.01	0.23	0.18
DC06B54	San Nicolas	No mineralization							
DC06B55	San Nicolas	No mineralization							
DC06B56	La Bamba	No mineralization							
DC06B57	San Nicolas	120.50	122.00	1.50	0.39	127.00	0.01	0.04	0.13
DC06B57	San Nicolas	140.00	143.00	3.00	1.45	174.00	0.02	0.25	0.11
DC06B57	San Nicolas	165.50	167.00	1.50	0.99	145.00	0.02	0.29	0.36
DC06B57	San Nicolas	183.50	185.00	1.50	0.07	120.00	0.04	0.11	0.10
DC06B58	La Bamba	No mineralization							
DC06B59	San Nicolas	No mineralization							
DC06B60	San Nicolas	No mineralization							
DC06B61	La Bamba	64.00	71.50	7.50	0.04	80.74	0.11	0.32	0.75
DC06B62	San Nicolas	No mineralization							
DC06B63	San Nicolas	No mineralization							
DC06B64	San Nicolas	99.00	102.00	3.00	0.05	152.00	0.06	0.27	0.24
DC06B65	San Nicolas	No mineralization							
DC07B66	San Nicolas	138.00	141.00	3.00	0.40	176.00	0.01	0.04	0.06
DC07B67	Santa Edwiges	143.00	144.50	1.50	0.06	152.00	0.02	0.61	1.74
DC07B68	Santa Edwiges	Abandoned							
DC07B69	San Nicolas	No mineralization							
DC07B70	La Bamba	15.50	21.50	6.00	0.06	161.75	0.01	0.02	0.13
DC07B71	San Nicolas	225.00	226.50	1.50	0.46	187.00	0.02	0.26	0.32
DC07B72	La Bamba	14.00	21.50	7.50	0.03	107.86	0.01	0.02	0.06
DC07B73	La Bamba	10.50	11.70	1.20	1.14	1,240.00	0.06	1.78	0.13
DC07B73	La Bamba	36.50	44.00	7.50	0.11	215.60	0.02	0.08	0.08
DC07B74	La Bamba	124.50	144.00	19.50		194.62	0.03	0.15	0.11
DC07B75	La Bamba	24.50	27.50	3.00		105.00	0.00	0.13	0.01
DC07B75	La Bamba	39.50	44.00	4.50		630.87	0.08	0.26	0.25
DC07B75	La Bamba	41.00	42.50	1.50		1,252.60	0.14	0.62	0.29
DC07B76	San Nicolas	No mineralization							

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC07B77	La Bamba	51.50	59.00	7.50		482.00	0.05	0.14	0.15
DC07B78	La Bamba	39.50	41.00	1.50		100.00	0.02	0.05	0.24
DC07B79	La Bamba	62.00	65.00	3.00		115.00	0.04	0.09	0.21
DC07B79	La Bamba	63.50	65.00	1.50		140.00	0.04	0.09	0.21
DC07B80	La Bamba	No mineralization							
DC07B81	San Nicolas	No mineralization							
DC07B82	La Bamba	No mineralization							
DC07B83	La Bamba	22.50	24.00	1.50		120.00	0.02	0.02	0.18
DC07B84	La Bamba	21.00	27.00	6.00		110.00	0.02	0.05	0.14
DC07B85	San Nicolas	94.50	96.00	1.50	0.06	111.00	0.02	0.17	0.37
DC07B85	San Nicolas	186.00	189.00	3.00	0.08	548.00	0.09	1.23	0.14
DC07B86	La Bamba	83.70	83.90	0.20	0.25	243.00	0.05	0.91	0.19
DC07B86	La Bamba	93.30	95.10	1.80	0.14	764.17	0.08	0.69	0.29
DC07B86	La Bamba	93.30	93.60	0.30	0.61	3,780.00	0.40	3.54	0.48
DC07B87	Santa Marina	No mineralization							
DC07B88	Santa Marina	194.00	200.00	6.00	0.14	88.85	0.05	0.39	0.56
DC07B88	Santa Marina	194.00	195.50	1.50	0.43	152.00	0.07	0.53	1.36
DC07B89	Santa Marina / San Bartolo	54.50	56.00	1.50	<0.005	10.30	0.02	0.22	1.87
DC07B89	Santa Marina / San Bartolo	129.50	131.00	1.50	0.07	230.00	0.03	0.81	0.00
DC07B89	Santa Marina / San Bartolo	150.50	152.00	1.50	0.09	180.00	0.01	0.06	0.06
DC07B89	Santa Marina / San Bartolo	182.00	198.50	16.50	1.13	899.70	0.74	3.55	3.99
DC07B89	Santa Marina / San Bartolo	182.00	183.50	1.50	9.94	1,555.00	0.34	0.70	1.44
DC07B89	Santa Marina / San Bartolo	188.00	191.00	3.00	0.59	3,820.00	3.81	18.55	20.30
DC07B89	Santa Marina / San Bartolo	225.50	227.00	1.50	0.01	9.60	0.01	1.41	2.90
DC07B90	Santa Marina / San Bartolo	212.00	219.50	7.50	0.37	78.14	0.11	0.92	1.42
DC07B90	Santa Marina / San Bartolo	216.50	218.00	1.50	0.20	90.00	0.22	1.61	2.28
DC07B91	San Antonio	197.00	237.50	40.50	0.07	99.89	0.08	1.78	2.09
DC07B91	San Antonio	134.00	143.00	9.00	0.14	831.17	0.06	0.47	0.15
DC07B91	San Antonio	134.00	135.50	1.50	0.32	2,650.00	0.09	0.75	0.18
DC07B91	San Antonio	135.50	137.00	1.50	0.18	1,105.00	0.07	0.78	0.25
DC07B91	San Antonio	197.00	203.00	6.00	0.15	336.30	0.15	2.14	1.32
DC07B91	San Antonio	198.50	200.00	1.50	0.42	869.00	0.37	5.78	3.37
DC07B91	San Antonio	212.00	216.50	4.50	0.15	216.67	0.24	3.83	2.20
DC07B91	San Antonio	215.00	216.50	1.50	0.10	92.00	0.28	6.36	3.07
DC07B91	San Antonio	230.00	237.50	7.50	0.14	118.56	0.15	5.13	8.44
DC07B91	San Antonio	230.00	231.50	1.50	0.15	151.00	0.11	15.90	15.60
DC07B92	Santa Marina	122.00	125.00	3.00	0.27	371.50	0.10	0.40	0.22
DC07B92	Santa Marina	218.00	225.50	7.50	1.25	384.66	0.05	2.84	1.26
DC07B92	Santa Marina	218.00	224.00	6.00	1.53	459.50	0.05	2.96	1.32
DC07B93	Santa Marina	81.00	84.00	3.00	0.00	96.40	0.01	0.09	0.03
DC07B93	Santa Marina	88.50	90.00	1.50	0.08	193.00	0.05	0.10	0.10
DC07B93	Santa Marina	94.50	97.50	3.00	0.05	582.00	0.15	0.27	0.18
DC07B93	Santa Marina	124.10	125.30	1.20	0.00	69.80	0.05	0.19	0.13
DC07B93	Santa Marina	141.00	144.00	3.00	0.05	217.50	0.04	0.19	0.34
DC07B93	Santa Marina	334.50	336.00	1.50	0.01	3.20	0.01	0.16	1.11
DC07B94	Santa Marina	105.50	107.00	1.50	0.00	98.70	0.13	0.15	0.66
DC07B94	Santa Marina	125.00	126.50	1.50	0.01	156.00	0.20	1.01	2.74
DC07B94	Santa Marina	176.00	177.50	1.50	0.14	11.80	0.01	0.63	1.40
DC07B94	Santa Marina	195.50	197.00	1.50	0.08	30.00	0.06	1.96	5.45

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC07B94	Santa Marina	200.40	201.30	0.90	0.21	58.50	0.17	2.35	2.15
DC07B94	Santa Marina	290.00	300.50	10.50	0.91	35.91	0.02	1.99	1.35
DC07B94	Santa Marina	356.00	359.00	3.00	0.05	29.80	0.07	0.63	1.05
DC07B95	Santa Marina	No mineralization							
DC07B96	Santa Marina / San Bartolo	No mineralization							
DC07B97	Santa Marina / San Bartolo	282.00	283.50	1.50	0.04	5.70	0.03	0.74	2.02
DC07B97	Santa Marina / San Bartolo	313.50	325.50	12.00	0.01	11.39	0.01	1.97	1.62
DC07B97	Santa Marina / San Bartolo	315.00	316.50	1.50	0.02	28.90	0.01	5.28	2.52
DC07B97	Santa Marina / San Bartolo	343.50	345.00	1.50	<0.005	2.00	0.00	0.34	1.10
DC07B97	Santa Marina / San Bartolo	363.00	369.00	6.00	0.05	16.05	0.00	1.92	0.83
DC07B98	Santa Marina / San Bartolo	235.10	236.30	1.20	0.24	58.10	0.19	2.74	2.90
DC07B98	Santa Marina / San Bartolo	291.00	292.50	1.50	1.48	1.60	0.00	0.07	1.64
DC07B98	Santa Marina / San Bartolo	313.50	315.00	1.50	0.18	17.00	0.01	1.13	0.47
DC07B98	Santa Marina / San Bartolo	331.50	333.00	1.50	0.01	4.20	0.00	1.14	0.01
DC07B99	Promontorio	98.00	99.50	1.50	0.02	172.00	0.04	0.06	0.19
DC07B99	Promontorio	110.00	113.00	3.00	0.03	134.00	0.09	0.32	0.39
DC07B99	Promontorio	120.50	122.00	1.50	0.02	157.00	0.04	0.06	0.11
DC07B99	Promontorio	204.90	206.50	1.60	0.08	163.00	0.04	0.43	0.40
DC07B99	Promontorio	255.50	258.50	3.00	0.23	47.75	0.01	2.04	1.10
DC07B100	Santa Marina / San Bartolo	66.00	67.50	1.50	0.31	777.00	0.17	1.62	1.63
DC07B100	Santa Marina / San Bartolo	144.00	145.50	1.50	0.08	26.10	0.03	2.08	0.26
DC07B100	Santa Marina / San Bartolo	222.00	223.50	1.50	0.38	51.20	0.07	1.17	2.40
DC07B100	Santa Marina / San Bartolo	268.50	273.00	4.50	0.06	10.40	0.02	1.48	2.12
DC07B101B	Promontorio	98.00	107.00	9.00	0.01	1,651.58	0.19	0.27	0.10
DC07B101B	Promontorio	105.50	107.00	1.50	<0.005	8,310.00	0.90	1.12	0.25
DC07B101B	Promontorio	116.00	119.00	3.00	0.03	427.35	0.06	0.64	0.06
DC07B101B	Promontorio	147.50	150.50	3.00	0.02	199.00	0.08	0.12	0.45
DC07B102	Santa Marina	160.50	165.00	4.50	0.03	247.73	0.09	0.86	0.89
DC07B102	Santa Marina	160.50	162.00	1.50	0.04	628.00	0.16	1.57	1.67
DC07B102	Santa Marina	327.00	328.50	1.50	0.39	211.00	0.04	0.34	0.78
DC07B102	Santa Marina	342.00	357.00	15.00	0.04	24.24	0.03	1.56	1.88
DC07B102	Santa Marina	343.50	345.00	1.50	0.06	140.00	0.10	3.76	3.85
DC07B102	Santa Marina	354.00	355.50	1.50	0.10	36.60	0.05	3.33	6.21
DC07B102	Santa Marina	366.00	367.50	1.50	0.01	8.10	0.02	1.60	0.62
DC07B103	San Antonio	87.00	90.00	3.00	0.00	37.80	0.02	0.35	2.02
DC07B103	San Antonio	129.00	130.50	1.50	0.00	98.50	0.09	0.43	0.87
DC07B103	San Antonio	336.00	337.50	1.50	0.02	14.40	0.01	0.40	1.03
DC07B103	San Antonio	348.00	349.50	1.50	0.03	24.60	0.03	0.74	1.19
DC07B103	San Antonio	393.00	394.50	1.50	0.01	5.70	0.01	0.03	1.61
DC07B104	Santa Edwiges	No mineralization							
DC07B105	Promontorio	126.50	128.00	1.50	<0.005	96.70	0.02	0.04	0.00
DC07B105	Promontorio	233.00	234.50	1.50	0.28	149.00	0.04	0.49	1.04
DC07B106	Santa Edwiges	114.50	117.50	3.00	0.18	2.42	0.02	1.29	2.42
DC07B107	Promontorio	No mineralization							
DC07B108	Promontorio	No mineralization							
DC07B109	Promontorio	No mineralization							
DC07B110	S Antonio / S Marina	150.00	151.50	1.50	0.04	4.90	0.01	0.29	1.10
DC07B110	S Antonio / S Marina	307.50	309.00	1.50	0.43	320.00	0.02	0.11	0.21
DC07B110	S Antonio / S Marina	331.50	333.00	1.50	0.01	6.50	0.01	0.52	1.77

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC07B110	S Antonio / S Marina	409.50	411.00	1.50	0.26	266.00	0.03	0.14	0.20
DC07B110	S Antonio / S Marina	468.00	474.00	6.00	0.01	10.28	0.08	0.64	1.63
DC07B110	S Antonio / S Marina	499.50	502.50	3.00	0.01	12.90	0.03	0.11	1.13
DC07B110	S Antonio / S Marina	520.50	531.00	10.50	0.13	99.56	0.10	0.63	1.69
DC07B110	S Antonio / S Marina	520.50	522.00	1.50	0.16	89.70	0.18	2.43	5.56
DC07B110	S Antonio / S Marina	522.00	523.50	1.50	0.12	153.00	0.11	0.49	0.85
DC07B110	S Antonio / S Marina	550.50	552.00	1.50	0.13	116.00	0.12	0.53	0.77
DC07B111	Promontorio	119.00	120.50	1.50	0.02	164.00	0.04	0.10	0.19
DC07B112	Santa Edwiges	108.50	110.00	1.50	0.04	9.50	0.01	0.70	1.16
DC07B112	Santa Edwiges	156.50	165.50	9.00	0.14	43.30	0.01	0.56	1.09
DC07B112	Santa Edwiges	164.00	165.50	1.50	0.43	221.00	0.04	0.84	1.59
DC07B113	Promontorio	No mineralization							
DC07B114	Santa Edwiges	189.50	193.70	4.20		106.79	0.05	3.01	1.67
DC07B114	Santa Edwiges	191.00	191.60	0.60		240.00	0.18	16.40	5.39
DC07B115	Promontorio	126.50	128.00	1.50	0.00	101.00	0.02	0.06	0.34
DC07B115	Promontorio	174.50	179.00	4.50	0.03	156.50	0.03	0.21	0.27
DC07B115	Promontorio	206.00	207.50	1.50	0.46	115.00	0.02	0.61	0.13
DC07B116B	Santa Edwiges	No mineralization							
DC07B117	Promontorio	63.50	66.50	3.00	0.06	214.00	0.02	0.07	0.08
DC07B117	Promontorio	71.00	72.50	1.50	0.04	170.00	0.03	0.04	0.04
DC07B117	Promontorio	156.50	168.50	12.00	0.11	114.96	0.02	0.15	0.12
DC07B118	San Antonio / S Marina	184.50	186.00	1.50	0.03	5.00	0.00	0.80	0.60
DC07B118	San Antonio / S Marina	219.20	220.70	1.50	0.21	40.47	0.00	2.30	6.40
DC07B118	San Antonio / S Marina	427.50	429.00	1.50	0.09	76.70	0.10	8.10	20.50
DC07B119	Promontorio	116.63	117.03	0.40	0.01	127.00	0.00	0.30	0.30
DC07B120	Santa Edwiges	No mineralization							
DC07B121	Promontorio	No mineralization							
DC07B122	Promontorio	No mineralization							
DC07B123	Promontorio	No mineralization							
DC07B124	Santa Edwiges	179.00	180.50	1.50	0.10	27.90	0.00	0.90	0.70
DC07B125	Promontorio	74.50	76.00	1.50	0.01	877.00	0.20	0.10	0.10
DC07B125	Promontorio	88.00	88.40	0.40	0.02	182.00	0.10	0.50	0.40
DC07B125	Promontorio	95.50	97.00	1.50	0.02	149.00	0.00	0.10	0.10
DC07B125	Promontorio	134.50	136.00	1.50	0.01	104.00	0.00	0.10	0.20
DC07B126	Promontorio	No mineralization							
DC07B127	Promontorio	No mineralization							
DC07B128	Promontorio	No mineralization							
DC07B129	Santa Edwiges (SED)	108.50	110.00	1.50	0.01	7.50	0.00	0.70	0.60
DC07B129	Santa Edwiges (SED)	132.50	134.00	1.50	0.01	5.30	0.00	0.70	0.60
DC07B129	Santa Edwiges (SED)	140.00	143.00	3.00	0.70	55.85	0.00	1.40	0.60
DC07B129	Santa Edwiges (SED)	161.00	162.50	1.50	0.19	17.10	0.00	0.90	0.50
DC07B129	Santa Edwiges (SED)	165.50	167.00	1.50	0.07	7.60	0.00	0.90	0.80
DC07B129	Santa Edwiges (SED)	170.00	176.00	6.00	0.22	22.95	0.00	1.30	0.40
DC07B130	Santa Marina (SMA)	159.00	160.50	1.50	0.01	13.00	0.00	0.40	1.00
DC07B130	Santa Marina (SMA)	173.20	177.10	3.90	0.38	27.28	0.00	3.10	2.00
DC07B130	Santa Marina (SMA)	180.00	183.00	3.00	0.58	8.35	0.00	1.20	1.50
DC07B130	Santa Marina (SMA)	189.00	190.50	1.50	0.14	47.90	0.00	0.70	0.60
DC07B130	Santa Marina (SMA)	281.50	281.90	0.40	0.22	9.80	0.00	0.50	3.70
DC07B130	Santa Marina (SMA)	314.00	318.00	4.00	0.05	18.60	0.10	0.50	1.70

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC07B130	Santa Marina (SMA)	342.00	355.00	13.00	0.01	8.51	0.00	0.60	1.10
DC07B130	Santa Marina (SMA)	405.30	405.90	0.60	0.21	130.00	0.00	0.00	0.10
DC07B131	Promontorio (PRO)	81.30	84.50	3.20	0.01	594.91	0.10	0.10	0.20
DC07B131	Promontorio (PRO)	110.60	111.60	1.00	0.09	405.00	0.10	0.30	0.30
DC07B131	Promontorio (PRO)	216.50	218.00	1.50	0.05	131.00	0.10	0.40	0.20
DC07B132	Promontorio (PRO)	86.20	86.80	0.60	0.13	469.00	0.10	0.20	0.50
DC07B132	Promontorio (PRO)	103.50	105.00	1.50	0.01	75.40	0.00	0.30	0.40
DC07B132	Promontorio (PRO)	117.00	118.50	1.50	0.02	423.00	0.10	0.20	0.20
DC07B132	Promontorio (PRO)	144.00	147.00	3.00	0.01	138.50	0.00	0.20	0.20
DC07B132	Promontorio (PRO)	162.50	174.50	12.00	0.16	333.45	0.00	0.20	0.20
DC07B132	Promontorio (PRO)	186.20	189.65	3.45	0.04	67.52	0.00	0.20	0.20
DC07B132	Promontorio (PRO)	215.50	215.90	0.40	0.04	29.00	0.00	0.60	0.80
DC07B132	Promontorio (PRO)	220.80	222.65	1.85	0.04	144.99	0.10	1.40	1.50
DC07B132	Promontorio (PRO)	237.50	238.10	0.60	0.06	54.40	0.00	0.70	0.90
DC07B132	Promontorio (PRO)	249.00	253.00	4.00	0.03	40.51	0.00	0.50	0.40
DC07B132	Promontorio (PRO)	259.30	259.90	0.60	0.13	191.00	0.10	2.30	1.20
DC07B132	Promontorio (PRO)	272.00	278.00	6.00	0.20	141.38	0.00	0.50	0.40
DC07B133	Tascate (TAS)	128.00	129.50	1.50	0.02	18.40	0.00	0.50	0.80
DC07B133	Santa Marina (SMA)	132.50	134.00	1.50	0.10	26.80	0.00	0.70	1.20
DC07B133	Santa Marina (SMA)	159.50	161.00	1.50	0.13	62.10	0.00	0.50	1.00
DC07B133	Santa Marina (SMA)	185.00	189.00	4.00	2.59	501.98	0.10	1.40	0.80
DC07B133	Santa Marina (SMA)	185.00	186.00	1.00	9.12	1,815.00	0.07	1.96	1.32
DC07B134	Santa Edwiges (SED)	66.50	68.00	1.50	0.44	81.60	0.00	0.20	0.10
DC07B134	Santa Edwiges (SED)	123.50	125.00	1.50	0.04	10.20	0.00	0.60	0.80
DC07B135	Promontorio (PRO)	24.50	26.00	1.50	0.08	118.00	0.00	0.00	0.00
DC07B136	Santa Edwiges (SED)	169.20	170.00	0.80	0.17	45.80	0.00	0.70	0.40
DC07B136	Santa Edwiges (SED)	254.00	255.00	1.00	0.04	11.90	0.10	0.60	1.00
DC07B137	Promontorio (PRO)	179.00	186.05	7.05	0.07	125.11	0.00	0.10	0.20
DC07B138	Promontorio (PRO)	42.50	44.00	1.50	0.02	107.00	0.00	0.10	0.10
DC07B138	Promontorio (PRO)	86.00	87.50	1.50	0.01	97.70	0.00	0.10	0.20
DC07B138	Promontorio (PRO)	90.50	92.00	1.50	0.01	236.00	0.10	0.20	0.30
DC07B138	Promontorio (PRO)	161.00	170.00	9.00	0.05	131.75	0.10	0.20	0.20
DC07B139	Santa Marina (SMA)	141.00	142.50	1.50	0.12	121.00	0.00	0.60	0.80
DC07B139	Santa Marina (SMA)	259.60	263.10	3.50	0.38	268.87	0.10	3.70	5.30
DC07B139	Santa Marina (SMA)	336.00	337.50	1.50	0.09	41.80	0.00	0.80	1.00
DC07B139	Santa Marina (SMA)	462.30	467.10	4.80	0.08	52.22	0.10	2.90	3.90
DC07B140	Promontorio (PRO)	124.00	125.00	1.00	0.04	122.00	0.00	0.10	0.10
DC07B141	Santa Edwiges (SED)	250.00	251.00	1.00	0.02	9.20	0.00	0.80	0.80
DC07B142	Promontorio (PRO)	30.50	32.00	1.50	0.04	164.00	0.00	0.10	0.10
DC07B142	Promontorio (PRO)	66.50	68.00	1.50	0.09	95.40	0.00	0.30	0.80
DC07B142	gallo	135.50	140.00	4.50	0.04	289.90	0.10	0.20	0.20
DC07B143	Santa Edwiges (SED)	144.20	147.00	2.80	2.15	186.77	0.00	1.10	0.60
DC07B143	Santa Edwiges (SED)	289.60	290.20	0.60	0.10	50.90	0.00	4.10	3.30
DC07B144	Promontorio (PRO)	89.00	92.00	3.00	0.04	188.00	0.00	0.10	0.10
DC07B144	gallo	109.70	110.30	0.60	0.03	327.00	0.00	0.20	0.20
DC07B145	Promontorio (PRO)	No mineralization							
DC07B146	Promontorio (PRO)	87.50	90.50	3.00	0.02	386.00	0.00	0.20	0.20
DC07B146	gallo	98.00	110.00	12.00	0.06	195.44	0.00	0.10	0.20
DC07B147	Santa Edwiges (SED)	No mineralization							

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC07B148	Santa Marina (SMA)	Suspended							
DC07B149	Santa Edwiges (SED)	No mineralization							
DC07B150	Promontorio (PRO)	No mineralization							
DC07B151	Promontorio (PRO)	113.00	115.50	2.50	0.01	411.40	0.10	0.30	0.30
DC07B151	Promontorio (PRO)	121.50	127.50	6.00	0.01	96.78	0.00	0.20	0.10
DC07B151	Promontorio (PRO)	136.50	138.00	1.50	0.03	168.00	0.00	0.10	0.10
DC07B151	Promontorio (PRO)	145.50	147.00	1.50	0.01	131.00	0.10	0.30	0.20
DC07B151	Promontorio (PRO)	153.00	159.00	6.00	0.05	693.00	0.10	0.20	0.20
DC07B151	Promontorio (PRO)	181.50	196.50	15.00	0.08	527.70	0.10	0.20	0.20
DC07B151	Promontorio (PRO)	211.15	212.45	1.30	0.11	473.00	0.10	0.90	1.00
DC07B151	Promontorio (PRO)	215.00	217.50	2.50	0.02	105.52	0.00	0.20	0.30
DC07B151	Promontorio (PRO)	233.10	236.00	2.90	0.01	105.24	0.10	0.40	0.50
DC07B151	Promontorio (PRO)	240.70	246.00	5.30	0.06	703.69	0.20	1.20	1.00
DC07B152	Promontorio (PRO)	No mineralization							
DC07B153	Promontorio (PRO)	7.50	9.00	1.50	0.01	217.00	0.00	0.20	0.30
DC07B154	Promontorio (PRO)	111.60	112.20	0.60	0.10	413.00	0.10	0.40	0.70
DC07B154	Promontorio (PRO)	123.50	125.00	1.50	0.01	95.00	0.00	0.10	0.20
DC07B154	Promontorio (PRO)	138.50	140.00	1.50	0.00	108.00	0.00	0.10	0.10
DC07B154	Promontorio (PRO)	146.00	147.50	1.50	0.01	110.00	0.00	0.10	0.10
DC07B154	Promontorio (PRO)	324.50	325.50	1.00	0.02	92.20	0.10	0.60	0.50
DC07B154	Promontorio (PRO)	345.10	345.80	0.70	0.20	73.30	0.00	0.20	0.60
DC07B155	Promontorio (PRO)	No mineralization							
DC07B156	Santa Edwiges (SED)	244.15	245.15	1.00	0.03	18.00	0.00	1.30	1.50
DC07B156	Santa Edwiges (SED)	269.50	270.50	1.00	0.11	112.00	0.00	0.10	0.30
DC07B156	Santa Edwiges (SED)	293.90	295.40	1.50	0.03	113.00	0.00	0.10	0.10
DC07B157	Promontorio (PRO)	No mineralization							
DC07B158	Promontorio (PRO)	No mineralization							
DC07B159	Promontorio (PRO)	No mineralization							
DC07B160	Promontorio (PRO)	4.50	5.50	1.00	0.02	126.00	0.00	0.30	0.20
DC07B160	Promontorio (PRO)	22.00	26.00	4.00	0.03	181.10	0.00	0.10	0.10
DC07B161	Promontorio (PRO)	75.20	75.70	0.50	0.04	115.00	0.00	0.10	0.20
DC07B161	Promontorio (PRO)	123.00	127.50	4.50	0.06	181.63	0.00	0.20	0.20
DC07B161	Promontorio (PRO)	189.20	189.70	0.50	0.06	112.00	0.10	0.40	0.30
DC07B161	Promontorio (PRO)	300.20	301.20	1.00	0.06	115.00	0.00	0.10	0.20
DC07B161	Promontorio (PRO)	330.00	331.50	1.50	0.01	62.30	0.00	0.30	0.50
DC07B161	Promontorio (PRO)	393.00	394.80	1.80	0.29	680.00	0.10	2.20	3.30
DC07B162	Santa Marina (SMA)	137.60	139.25	1.65	0.21	48.54	0.00	2.30	4.80
DC07B162	Santa Marina (SMA)	145.00	145.50	0.50	2.29	85.80	0.00	4.40	1.60
DC07B162	Santa Marina (SMA)	179.50	180.50	1.00	1.83	98.10	0.10	2.20	2.80
DC07B162	Santa Marina (SMA)	247.15	250.50	3.35	0.12	9.76	0.00	1.50	2.10
DC07B162	Santa Marina (SMA)	253.40	253.90	0.50	0.03	44.60	0.10	1.60	1.00
DC07B162	Santa Marina (SMA)	256.00	257.40	1.40	0.20	50.50	0.20	3.90	4.40
DC07B162	Santa Marina (SMA)	310.70	311.90	1.20	0.15	50.90	0.10	1.40	2.10
DC08B163	Promontorio (PRO)	40.00	41.00	1.00	0.02	131.00	0.00	0.10	0.10
DC08B164	Promontorio (PRO)	No mineralization							
DC08B165	Santa Edwiges (SED)	147.00	148.00	1.00	0.13	31.90	0.00	1.30	2.60
DC08B165	Santa Edwiges (SED)	158.00	164.00	6.00	0.59	16.47	0.00	2.10	1.20
DC08B165	Santa Edwiges (SED)	167.00	168.00	1.00	0.88	53.80	0.00	0.20	0.30
DC08B165	Santa Edwiges (SED)	172.00	173.00	1.00	1.01	81.50	0.00	0.10	0.10

Hole Name	Zone	From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DC08B165	Santa Edwiges (SED)	180.00	181.00	1.00	0.31	10.20	0.00	0.80	0.30
DC08B165	Santa Edwiges (SED)	276.50	278.00	1.50	0.01	3.70	0.00	0.50	1.00
DC08B165	Santa Edwiges (SED)	282.50	284.00	1.50	0.02	6.00	0.00	1.00	1.80
DC08B165	Santa Edwiges (SED)	287.00	293.00	6.00	0.29	53.75	0.10	3.70	4.00
DC08B166	Promontorio (PRO)	65.00	66.50	1.50	0.04	322.00	0.00	0.00	0.10
DC08B166	Promontorio (PRO)	108.50	111.50	3.00	0.10	540.00	0.10	0.70	0.30
DC08B166	Promontorio (PRO)	126.50	128.00	1.50	0.18	516.00	0.10	0.20	0.10
DC08B166	Promontorio (PRO)	186.50	189.50	3.00	0.01	87.25	0.10	0.20	0.40
DC08B166	Promontorio (PRO)	222.00	223.00	1.00	0.06	113.00	0.00	0.20	0.10
DC08B166	Promontorio (PRO)	240.50	242.00	1.50	0.01	75.90	0.00	0.20	0.40
DC08B167	Santa Marina (SMA)	300.50	304.50	4.00	0.02	5.25	0.00	0.70	0.90
DC08B167	Santa Marina (SMA)	339.95	341.15	1.20	0.11	34.80	0.20	3.10	3.10
DC08B167	Santa Marina (SMA)	363.97	367.97	4.00	0.02	2.95	0.00	0.60	0.90
DC08B168	Promontorio (PRO)	38.00	39.50	1.50	0.13	157.00	0.00	0.10	0.10
DC08B168	Promontorio (PRO)	42.50	45.50	3.00	0.07	233.50	0.00	0.10	0.10
DC08B168	Promontorio (PRO)	126.50	128.00	1.50	0.02	92.30	0.00	0.30	0.30
DC08B169	Santa Edwiges (SED)	137.50	139.00	1.50	0.05	15.90	0.00	0.50	2.20
DC08B169	Santa Edwiges (SED)	243.00	246.00	3.00	0.06	21.67	0.00	1.00	1.40
DC08B169	Santa Edwiges (SED)	250.00	251.50	1.50	0.16	20.30	0.10	0.80	0.30
DC08B169	Santa Edwiges (SED)	305.00	306.00	1.00	0.16	57.00	0.00	2.30	2.20
DC08B170	Gallo	173.50	176.50	3.00	0.07	417.10	0.00	0.30	0.20
DC08B170	Gallo	182.50	187.00	4.50	0.27	443.00	0.00	0.40	0.40
DC08B171	Promontorio (PRO)	In progress							
DC08B172	Santa Marina (SMA)	No mineralization							
DC08B173	Promontorio (PRO)	125.00	126.50	1.50	0.11	503.00	0.00	0.30	0.10
DC08B173	Promontorio (PRO)	197.00	198.50	1.50	0.06	83.00	0.00	0.20	0.70

Appendix 2: Mineralized intercepts used for Santa Edwiges

Appendix 3: Mineralized intercepts used for Promontorio

Hole Name	From	To	Length	Zone	Au g/t	Ag g/t	Cu%	Pb%	Zn%	AgEq g/t
DC07B101B	98.00	108.50	10.50	A	0.01	603.36	0.09	0.24	0.09	630.91
DC07B132	274.00	278.00	4.00	A	0.23	172.15	0.03	0.59	0.50	243.00
DC07B151	240.70	246.00	5.30	A	0.06	653.69	0.14	0.78	0.54	739.67
DC07B155	41.00	50.00	9.00	A+	0.05	103.30	0.02	0.13	0.50	144.47
DC07B160	22.00	26.00	4.00	A+	0.03	181.10	0.03	0.13	0.12	199.13
DC07B161	393.00	397.00	4.00	A+	0.15	342.43	0.06	1.04	0.98	461.35
DC08B163	36.90	41.00	4.10	A+	0.02	73.67	0.01	0.06	0.06	82.90
DC07B101B	116.00	119.00	3.00	C+	0.03	427.35	0.06	0.63	0.06	465.25
DC07B099	255.50	258.50	3.00	dike+	0.23	47.75	0.01	1.68	1.10	198.16
DC07B131	81.30	84.50	3.20	dike+	0.01	594.91	0.12	0.14	0.21	629.10
DC07B142	135.50	140.00	4.50	dike+	0.03	289.90	0.07	0.15	0.16	316.34
DC07B115	204.50	207.50	3.00	Gallo	0.36	94.95	0.02	0.34	0.12	137.52
DC07B146	87.50	110.00	22.50	Gallo	0.04	168.31	0.02	0.11	0.15	186.69
DC08B166	65.00	69.50	4.50	Gallo	0.02	141.67	0.01	0.03	0.08	150.69
DC07B099	110.00	113.00	3.00	H	0.03	101.00	0.09	0.32	0.39	150.22
DC07B101B	147.50	150.50	3.00	H	0.02	199.00	0.08	0.24	0.45	247.79
DC07B151	211.15	216.00	4.85	H	0.04	190.66	0.05	0.37	0.49	244.30
DC07B157	53.00	62.00	9.00	H+	0.03	148.28	0.04	0.11	0.11	166.13
DC07B125	71.50	76.00	4.50	J+	0.01	305.97	0.05	0.03	0.06	317.86
DC07B151	153.00	159.00	6.00	J+	0.05	693.00	0.14	0.15	0.19	730.74
DC07B151	181.50	196.50	15.00	J'+	0.07	527.70	0.08	0.21	0.21	563.26
DC07B132	162.50	174.50	12.00	K1	0.16	333.45	0.05	0.17	0.19	366.99
DC07B151	121.50	127.50	6.00	K1	0.01	96.78	0.04	0.16	0.12	116.84
DC07B132	144.00	148.50	4.50	K2	0.01	105.03	0.03	0.13	0.13	123.26
DC07B151	113.00	117.00	4.00	K2	0.00	264.77	0.06	0.21	0.21	294.98
DC07B105	123.50	128.00	4.50	L	0.01	58.67	0.01	0.06	0.11	69.56
DC07B115	174.50	179.00	4.50	L	0.03	156.50	0.03	0.21	0.27	187.19
DC07B117	63.50	66.50	3.00	L	0.06	214.00	0.02	0.07	0.08	227.83
DC07B131	109.00	113.00	4.00	L	0.02	112.25	0.03	0.08	0.11	126.57
DC07B161	123.00	127.50	4.50	L	0.06	181.63	0.03	0.18	0.21	208.18
DC08B166	107.00	113.00	6.00	L	0.05	284.40	0.04	0.35	0.17	317.60
DC08B168	38.00	45.50	7.50	L	0.06	140.50	0.01	0.05	0.09	153.00
DC08B166	125.00	129.50	4.50	L'+	0.08	216.23	0.03	0.11	0.09	234.92
DC07B105	231.50	234.50	3.00	San Jose	0.20	109.70	0.03	0.29	0.59	172.57
DC07B117	161.00	167.00	6.00	San Jose	0.18	169.50	0.02	0.21	0.12	198.44
DC08B168	125.00	128.00	3.00	San Jose	0.01	56.60	0.01	0.20	0.20	79.07
DC08B170	173.50	187.00	13.50	San Jose	0.12	264.57	0.03	0.25	0.23	298.97
DC08B173	123.50	129.50	6.00	San Jose	0.03	140.60	0.01	0.13	0.12	156.29
DC07B131	216.50	219.50	3.00	San Jose+	0.04	91.30	0.04	0.31	0.19	122.50
DC07B137	179.00	186.05	7.05	X	0.07	125.11	0.04	0.14	0.18	150.81
DC07B138	161.00	169.40	8.40	X	0.05	135.17	0.05	0.15	0.16	160.50
DC08B166	221.00	223.00	2.00	X	0.04	95.35	0.04	0.15	0.12	115.77

Appendix 7: Analysis of Geostat independent samples

Project	Geostat #	Samp # Dia Bras	Hole name	From	To	Description	Ag g/t SGS	Au g/t	As	Co	Cu	Mn	Ni	Pb	Zn	Fe	Al g/t	Ba g/t	Be g/t	Bi g/t	Ca g/t	Cd g/t	K g/t	Li g/t	Mg g/t	Mo g/t	Na g/t	P g/t	Sb g/t	Sc g/t	Sn g/t	Sr g/t	Ti g/t	Tl g/t	U g/t	V g/t	Y g/t
Cusi	53711	735454	DC07B089	182.00	183.50	Mineralized rock	810.0	0.02	0.001	0.005	0.180	0.37	0.005	0.38	0.74	1.16	####	970	1.5	10	8700	30	####	5	2400	2.5	8000	92	87	15	10	43	1200	20	10	8	13.0
Cusi	53712	735455	DC07B089	183.50	185.00	Mineralized rock	83.3	0.39	0.001	0.005	0.005	0.40	0.005	0.04	0.08	1.02	####	1100	1.5	10	3500	3	####	5	2300	2.5	8200	100	5	15	10	41	1200	20	10	7	12.0
Cusi	53713	735456	DC07B089	185.00	186.50	Mineralized rock	4.4	0.04	0.001	0.005	0.005	0.28	0.005	0.03	0.06	1.00	####	1100	1.4	10	3200	2	####	5	2500	2.5	8500	110	5	15	10	42	1300	20	10	7	12.0
Cusi	53714	735457	DC07B089	186.50	188.00	Mineralized rock	9.2	0.08	0.002	0.005	0.010	0.38	0.005	0.09	0.16	1.07	####	990	1.4	10	7400	7	####	5	2800	2.5	8400	100	5	15	10	42	1100	20	10	7	13.0
Cusi	53715	735458	DC07B089	188.00	191.00	Mineralized rock	2783.0	0.53	0.038	0.005	2.870	0.16	0.005	12.00	17.60	0.88	7900	80	4.6	10	#####	980	7600	5	470	2.5	520	190	16000	15	10	15	100	20	10	8	5.3
Cusi	53716	717901	DC07B132	162.50	163.50	Mineralized rock	351.0	0.35	0.007	0.005	0.070	0.69	0.005	0.27	0.25	1.34	####	43	4.9	10	3800	12	####	5	3300	120.0	410	88	190	15	10	8	870	20	10	19	5.4
Cusi	53717	717902	DC07B132	163.50	164.50	Mineralized rock	288.0	0.19	0.007	0.005	0.080	0.93	0.005	0.37	0.23	1.48	####	45	4.6	10	1800	12	####	5	2300	140.0	280	60	150	15	10	7	820	20	10	22	5.3
Cusi	53718	717903	DC07B132	164.50	165.50	Mineralized rock	112.0	0.08	0.009	0.005	0.010	0.14	0.005	0.07	0.06	1.05	####	85	4.6	10	1200	4	####	5	2500	160.0	270	77	54	15	10	8	940	20	10	17	7.1
Cusi	53719	717904	DC07B132	165.50	166.50	Mineralized rock	84.0	0.09	0.008	0.005	0.020	0.28	0.005	0.07	0.11	1.13	####	51	4.1	10	1400	4	####	5	3000	300.0	250	100	54	15	10	8	820	20	10	21	8.2
Cusi	53720	717905	DC07B132	166.50	167.50	Mineralized rock	81.2	0.11	0.008	0.005	0.020	0.15	0.005	0.10	0.12	1.09	####	49	4.2	10	1200	8	####	5	2400	310.0	240	86	80	15	10	8	940	20	10	15	8.8
Cusi	53721	717906	DC07B132	167.50	168.50	Mineralized rock	143.0	0.15	0.006	0.005	0.040	0.10	0.005	0.14	0.08	1.00	####	63	3.5	10	900	3	####	5	2300	370.0	230	42	76	15	10	7	730	20	10	16	5.5
Cusi	53722	717907	DC07B132	168.50	169.50	Mineralized rock	138.0	0.09	0.007	0.005	0.030	0.27	0.005	0.15	0.19	1.05	####	96	4.6	10	1200	9	####	5	2800	250.0	290	71	59	15	10	8	1100	20	10	16	7.8
Cusi	53723	717908	DC07B132	169.50	170.50	Mineralized rock	131.0	0.07	0.008	0.005	0.030	0.03	0.005	0.12	0.12	1.05	####	52	6.5	10	1600	8	####	5	2800	52.0	250	70	82	15	10	8	1100	20	10	11	8.1
Cusi	53724	717909	DC07B132	170.50	171.50	Mineralized rock	1400.0	0.54	0.007	0.005	0.140	0.07	0.005	0.44	0.49	1.18	####	41	4.6	10	1200	23	####	5	2100	82.0	210	86	210	15	10	8	830	20	10	13	7.1
Cusi	53725	717910	DC07B132	171.50	172.50	Mineralized rock	227.0	0.09	0.008	0.005	0.050	0.39	0.005	0.10	0.12	1.23	####	55	4.9	10	1700	8	####	5	2600	100.0	250	120	81	15	10	13	1200	20	10	14	10.0
Cusi	53726	717911	DC07B132	172.50	173.50	Mineralized rock	346.0	0.17	0.009	0.005	0.070	1.39	0.005	0.16	0.16	1.37	####	35	4.6	10	2200	8	####	5	2700	220.0	210	90	150	15	10	8	780	20	10	17	8.7
Cusi	53727	717912	DC07B132	173.50	174.50	Mineralized rock	180.0	0.07	0.008	0.005	0.040	0.55	0.005	0.15	0.15	1.11	####	48	5.7	10	1800	8	####	5	2800	91.0	290	130	89	15	10	9	1100	20	10	13	8.5
Cusi	53728	121750	DC07B151	183.00	184.50	Mineralized rock	402.0	0.10	0.006	0.005	0.050	0.09	0.005	0.09	0.14	0.92	####	620	2.7	10	1100	7	####	5	2600	310.0	910	150	110	15	10	20	1500	20	10	17	8.8
Cusi	53729	121751	DC07B151	184.50	186.00	Mineralized rock	186.0	0.05	0.006	0.005	0.040	0.17	0.005	0.15	0.20	1.08	####	620	2.2	10	1800	9	####	5	1700	110.0	880	140	85	15	10	19	1300	20	10	12	7.3
Cusi	53730	121752	DC07B151	186.00	187.50	Mineralized rock	158.0	0.02	0.004	0.005	0.020	0.86	0.005	0.22	0.10	1.05	####	890	1.7	10	1400	5	####	5	1300	49.0	1300	150	46	15	10	26	1300	20	10	10	7.6
Cusi	53731	121753	DC07B151	187.50	189.00	Mineralized rock	965.0	0.09	0.005	0.005	0.130	2.86	0.005	0.29	0.28	1.48	####	750	1.7	10	5400	14	####	5	1900	58.0	880	120	170	15	10	25	1000	20	10	11	8.6
Cusi	53732	121754	DC07B151	189.00	190.50	Mineralized rock	579.0	0.05	0.002	0.005	0.100	4.01	0.005	0.23	0.20	1.43	####	510	1.9	10	3700	10	####	5	2200	82.0	810	83	120	15	10	19	830	20	10	13	7.8
Cusi	53733	121755	DC07B151	190.50	192.00	Mineralized rock	744.0	0.06	0.003	0.005	0.140	4.00	0.005	0.26	0.26	1.67	####	440	2.5	10	5400	12	####	5	2700	45.0	490	78	130	15	10	20	740	20	10	15	8.5
Cusi	53734	121756	DC07B151	192.00	193.50	Mineralized rock	1111.0	0.18	0.004	0.005	0.150	1.40	0.005	0.31	0.60	1.61	####	280	2.7	10	3900	29	####	5	2700	240.0	340	110	230	15	10	15	830	20	10	16	7.2
Cusi	53735	121757	DC07B151	193.50	195.00	Mineralized rock	832.0	0.11	0.005	0.005	0.090	0.43	0.005	0.15	0.19	1.04	####	890	1.9	10	1100	7	####	5	1500	95.0	840	110	180	15	10	25	1100	20	10	10	8.6
Cusi	53736	121778	DC07B151	241.70	242.20	Mineralized rock	3834.0	0.53	0.001	0.005	0.840	0.78	0.005	4.33	5.38	1.64	####	450	16.0	10	4700	250	####	5	2900	8.0	3300	260	3000	15	10	24	1300	20	10	11	8.8
Cusi	53737	121779	DC07B151	242.20	243.00	Mineralized rock	153.0	0.04	0.006	0.005	0.040	0.49	0.005	0.17	0.22	1.27	####	1200	2.7	10	2800	11	####	5	2400	5.0	2400	250	81	15	10	34	1800	20	10	12	8.6
Cusi	53738	121780	DC07B151	243.00	244.00	Mineralized rock	569.0	0.05	0.004	0.005	0.070	0.81	0.005	0.69	0.14	1.35	####	1200	2.4	10	4700	8	####	5	2500	2.5	2300	220	420	15	10	33	1800	20	10	10	9.9
Cusi	53739	121781	DC07B151	244.00	244.65	Mineralized rock	34.4	0.03	0.009	0.005	0.020	0.85	0.005	0.07	0.10	1.35	####	1200	4.6	10	6900	4	####	5	3600	9.0	1000	230	40	15	10	33	1900	20	10	11	8.8
Cusi	53740	121782	DC07B151	244.65	246.00	Mineralized rock	474.0	0.08	0.001	0.005	0.140	0.61	0.005	1.33	0.68	1.34	####	1100	23.0	10	3300	32	####	5	2100	10.0	2300	180	330	15	10	33	1600	20	10	26	8.4
Cusi	53741	121783	DC07B151	246.00	247.50	Mineralized rock	28.5	0.01	0.008	0.005	0.020	0.36	0.005	0.06	0.09	1.35	####	1100	5.1	10	3300	4	####	5	2500	2.5	5500	180	5	15	10	39	1800	20	10	20	8.2

Appendix 8: Project data on CD-ROM

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 16 – 2008

Dia Bras signe une entente de coentreprise avec Pershimco sur les propriétés argentifères San Michel et La Bamba

Montréal, (Québec), 18 juin 2008: Exploration Dia Bras Inc. (TSX-V: DIB) annonce la signature d'une convention de coentreprise avec son partenaire Ressources Pershimco (TSX-V : PRO) (la « Convention ») relativement aux propriétés San Miguel et La Bamba (« Propriétés ») situées dans le District minier argentifère Cusi dans l'État de Chihuahua au Mexique. Dia Bras et Pershimco détiennent chacune un intérêt de 50 % dans les Propriétés.

Aux termes de la Convention, Pershimco doit encourir des dépenses de 1 500 000 $US sur les Propriétés avant de pouvoir acquérir un intérêt additionnel de 20 % dans les Propriétés au coût de 1 000 000 $US. La Convention prévoit également que Pershimco sera l'opérateur durant l'exploration et le développement des Propriétés qui seront gérées par DiaPro Mexicana (DIAPRO), une société mexicaine détenue conjointement par Dia Bras et Pershimco.

Un programme de 10 000 mètres de forage sera entrepris sous peu sous la direction de Pershimco. Le programme vise à identifier le prolongement de la minéralisation argentifère jusqu'à une profondeur de 500 mètres, bien au-dessous du niveau de 150 mètres qui a été l'objet d'exploitation historiquement. Deux foreuses seront en opération 24 heures par jour, sept jours par semaine, afin de compléter le programme d'exploration visé. L'objectif de la campagne de forage est d'identifier les ressources minérales conformément au règlement 43-101 au cours des prochains moins.

La propriété San Miguel consiste en une mine historique comportant cinq niveaux souterrains où la minéralisation argentifère est visible jusqu'à une profondeur de 150 mètres. La propriété La Bamba, contiguë à la propriété San Miguel, est l'hôte d'une mine qui compte deux niveaux souterrains où la présence de minéralisation est confirmée jusqu'à une profondeur de 100 mètres et comprend également une exploitation historique à ciel ouvert. Des travaux historiques ont confirmé la minéralisation de surface dans les deux propriétés.

D'après les travaux d'exploration et de développement effectués jusqu'à maintenant, il pourrait y avoir une ressource minérale argentifère d'importance à l'intérieur de la zone minéralisée San Miguel/La Bamba. Cette zone, située sur les Propriétés, a une superficie de 1 km par 0.5 km

Le contenu technique du présent communiqué a été approuvé par François Auclair, géo. et vice-président Exploration de Dia Bras, une personne dûment qualifiée en vertu du règlement NI43-101.

En mai et juin 2006, Dia Bras a jalonné des concessions minières et négocié des ententes pour gagner des intérêts sur plus de 7 500 hectares de propriétés contiguës (district argentifère Cusi), y compris 12 anciennes mines. Les lots La Bamba et San Miguel couvrent 36 hectares.

Au sujet de Dia Bras
Dia Bras est une société canadienne d'exploration minière qui consacre ses activités à l'exploration de métaux communs et précieux au Mexique. La Société s'est engagée à développer et mettre en valeur ses actifs - le projet de cuivre-zinc de Bolivar et le projet argentifère de Cusi. Les titres de la Société sont inscrits à la Bourse de croissance TSX sous le symbole « DIB ».

Pour plus de renseignements au sujet de Dia Bras, visitez le site Web www.diabras.com ou communiquez avec les personnes suivantes :

Daniel Tellechea
Président et chef de la direction
Exploration Dia Bras
(514) 393-8875, poste 241

François Auclair
Vice-président, Exploration
Exploration Dia Bras
(514) 393-8875 ext. 241

LA BOURSE DE CROISSANCE TSX SE DÉGAGE DE TOUTE RESPONSABILITÉ QUANT À LA PERTINENCE OU À L'EXACTITUDE DU PRÉSENT COMMUNIQUÉ DE PRESSE. ÉNONCÉS PROSPECTIFS :

À l'exception des données historiques, toutes les déclarations faites dans ce communiqué comportent des éléments de risque et d'incertitude. Les événements et les résultats réels pourraient effectivement différer des prévisions et des attentes exprimées par la Société.

DIA BRAS
exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 16 - 2008

Dia Bras signed a JV Agreement for the San Miguel and La Bamba Silver Properties

---

Montreal, Canada - June 18, 2008: Dia Bras Exploration Inc. (TSX-V: DIB or the Company) reports that the Company signed a joint venture agreement with Pershimco Resources Inc. (TSX-V: PRO) (the "JV") for the San Miguel and La Bamba Properties (the "Properties") which cover 36-hectare in the Cusi Silver Mining District in the State of Chihuahua, Mexico. Pershimco and Dia Bras each hold a 50% interest in the Properties.

Pursuant to the terms of the JV, Pershimco must incur US$1.5 million of expenditures on the Properties before having the right to acquire an additional 20% of the Properties at a cost of US$1.0 million. The JV provides for Pershimco being the operator for all exploration and development of the Properties which will be managed by a jointly-owned Mexican subsidiary named DiaPro Mexicana ("DIAPRO").

A 10,000 metre drilling program will start soon under the direction of Pershimco. The program will test the depth extension of the silver mineralization to a minimum 500 metre vertical depth, well below the current 150 metre vertical mine workings. Two drill rigs will be in operation 24 hours a day, seven days a week to complete the drill program. The objective of the drilling program is to delineate a mineral resource in compliance with National Instrument 43-101 in the coming months.

The San Miguel Property is a historical mine with five underground levels with visually confirmed silver mineralization to a minimum depth of 150 metres. The La Bamba Property is contiguous with the San Miguel Property and also hosts a historical mine with two underground levels with visually confirm silver mineralization to a minimum depth of 100 metres vertical depth as well as a historical open pit mine. Mineralization has been confirmed at surface by historical work on the Properties.

Exploration and development work completed to date suggests that a significant silver mineral resource may be present in the San Miguel/La Bamba mineralized zone situated on the Properties. This zone covers an area of 1 km by 0.5 km.

This technical content of this press release was approved by François Auclair, P. Geo., and Vice President, Exploration of Dia Bras, a Qualified Person as such term is defined under National Instrument 43-101.

In May-June 2006, Dia Bras staked ground and entered into agreements to earn interest in more than 7,500 hectares of contiguous property (the Cusi Silver Mining Camp), including 12 former mines. La Bamba and San Miguel mineral lots cover 36-hectare.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and La Engañosa copper-silver in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

François Auclair
VP Exploration
Dia Bras Exploration
(514) 393-8875

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 17 - 2008

Dia Bras Announces New Board and Grant of Options

Montreal, Canada - June 26, 2008: Dia Bras Exploration Inc. (TSX-V: DIB or the Company) announces that at its annual meeting the Board of Directors was elected by shareholders and includes Dr. Thomas L. Robyn, David Crevier, Eduardo Gonzalez, Mark Goodman, Robert Hirsh, Philip Renaud and Daniel Tellechea.

The Board has granted effective June 11, 2008 a total of 300,000 options to directors and consultants of the Company. All options have an exercise price of $0.45 and an exercise period of five years and a hold period of four months.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and La Engañosa copper-silver in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

Nathalie Dion
Investor Relations
Dia Bras Exploration
(514) 393-8875

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

END